FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

AstraZeneca PLC Annual Report and Form 20-F Information 2003

Back to Contents

Annual Report and Form 20-F Information 2003

AstraZeneca Annual Report and Form 20-F Information 2003

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Contents

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.

Use of terms
In this Annual Report and Form 20-F Information 2003, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Statements of competitive position
Except as otherwise stated, market information in this Annual Report and Form 20-F Information 2003 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2003, or the month of November 2003, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health has been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

Statements of growth rates
Except as otherwise stated, growth rates in this Annual Report and Form 20-F Information 2003 are given at constant exchange rates (CER).

AstraZeneca website
Information on our website, astrazeneca.com, does not form part of this document.

Cautionary statement regarding forward-looking statements
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Report and Form 20-F Information 2003 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

©AstraZeneca PLC 2004

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Key Achievements	01

Key Achievements

>	At constant exchange rates, total sales for the year were unchanged whilst absorbing the loss of $2.6 billion in US sales of Losec/Prilosec, Zestril and Nolvadex following anticipated patent expiries.

>	Operating profit was down 11% due to planned investments in R&D and SG&A required to launch new products and complete the product portfolio transformation.

>	Dividend increased by 13.6% to 79.5 cents for the full year.

>	Sales for key growth and launch products increased by 45% to $8.2 billion and now represent 44% of total sales.

>	Nexium sales reached $3.3 billion, up 62%.

>	Seroquel sales reached $1.5 billion, up 27%. Approvals for use of Seroquel in the treatment of acute bipolar mania were received in the US and Europe.

>	Symbicort sales reached $549 million, up 61%. Symbicort also gained first approval in Europe for use in the treatment of chronic obstructive pulmonary disease.

>	Arimidex is moving rapidly towards replacing tamoxifen as the standard of care in breast cancer. Sales up 46% to $519 million.

>	Rapid uptake of Iressa since first launch in Japan in 2002 and in the US in 2003, with over 100,000 patients treated since launch. 2003 sales reached $228 million.

>	Crestor sales reached $129 million. We estimate that more than 1.5 million prescriptions had been written for, and over 750,000 patients had been treated with, Crestor by the end of January 2004.

>	Exanta received its first regulatory approval (in France) in December 2003. Regulatory submissions were made in the US and Europe for key chronic indications, including prevention of stroke associated with atrial fibrillation.

>	R&D investment totalled $3.5 billion. We now have 12 projects in phase 2 development and 28 projects in phase 3.

>	Continued enhancement of supply and manufacturing processes led to improved customer service levels and reduced manufacturing lead times which consequently reduced the requirement for stock build-up.

Continuing Operations before Exceptional Items

	2003	2002	% growth CER

Sales $m	18,849	17,841	–

Operating profit $m	4,111	4,356	–11

Earnings per share $	1.78	1.84	–9

Group earnings per share $ (statutory FRS 3)	1.78	1.64	+3

Dividend for 2003

	$	Pence	SEK	Payment date

First interim dividend	0.255	15.9	2.07	6 October 2003

Second interim dividend	0.540	29.4	3.91	6 April 2004

Total dividend	0.795	45.3	5.98

Back to Contents

02	AstraZeneca Annual Report and Form 20-F Information 2003	Chairman's Statement

Chairman’s Statement

Five years ago, on the completion of the merger of the Astra and Zeneca businesses, the new Board had a clear vision. AstraZeneca was to be a creative, fast and effective, research-based pharmaceutical company. Its increased global marketing strength provided the platform to realise the full potential of its productive R&D and deliver sustainable value to all its stakeholders.

Back in 1999, there were some substantial hurdles to overcome before this vision could be turned into reality. The first of these was to rapidly complete the merger, build on the strengths of the two partners to create a single unified culture and realise the merger cost benefits without significantly disturbing our day-to-day operations. This was achieved in the first two years.

Our focus was then on another major challenge; the transformation of our product portfolio from its historic reliance on successful but maturing products, such as Losec/Prilosec and Zestril, into a range of newer high potential medicines. Many commentators predicted a steep decline in sales and profit during this period.

By the end of 2003, this transformation had largely been achieved. There have been some delays in new product launches but also some of the more mature brands have not declined as fast as expected.
AstraZeneca is now facing an exciting period of expansion with few patent expiries and growth driven by the recently introduced products and by further new product launches. Recent investments in developing countries also add to the potential for growth.

Taking a wider perspective, the pharmaceutical sector continued to experience pricing pressures in major markets during 2003 and the AstraZeneca Board reviewed the Company’s approach to product pricing and market access for our products. We support the World Trade Organisation (WTO) resolution of outstanding issues relating to the Doha Agreement on Trade Related Aspects of Intellectual Property Rights (TRIPs) and the public health benefits that will flow from this resolution.

In the context of this business environment and recognising the specific challenges faced by the Company, AstraZeneca’s financial performance in 2003 has been excellent and the Board has recommended a second interim dividend of $0.54; 29.4 pence; SEK 3.91 per Ordinary Share bringing the total dividend for the year to $0.795; 45.3 pence; SEK 5.98, an increase of 13.6% in dollar terms. The share repurchase programme continued in 2003 with 27.2 million shares re-purchased for cancellation at a total cost of $1,154 million. The Board is proposing a further share repurchase programme of $4 billion to be completed by the end of 2005, subject to shareholders renewing the Company’s authority to re-purchase its own shares at the Annual General Meeting in April.

The AstraZeneca share price performed well in 2003 in both absolute terms and when compared with an international group of leading pharmaceutical companies, reflecting the market’s positive view of the Company’s future growth prospects.

During a busy year, the Board analysed trends in the pharmaceutical environment and reviewed the Company’s overall strategy and performance. I am happy to report good progress in the productivity increase programmes that cover all parts of the Company. In line with this culture of continuous improvement, the performance of the Board, its committees and all individual members were reviewed in a constructive discussion that identified areas for further improvement.

During the year the Board has reviewed its already demanding compliance procedures to respond to new laws and regulations in the US, Sweden and the UK. This Annual Report and Form 20-F Information, our Annual Review and Corporate Responsibility Summary Report have all been prepared in accordance with the new requirements. We have also reviewed and strengthened the Company’s Code of Conduct. In the US we have undertaken significant compliance training with our sales and other relevant personnel pursuant to the Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services.

We welcome Michele Hooper and Joe Jimenez, who joined the Board in July as Non-Executive Directors. Michele’s experience at Caremark International and Baxter Healthcare in the US and Joe’s background as President and CEO of Heinz Europe and earlier positions in the US bring additional strengths to the Board. Håkan Mogren stepped down as Executive Deputy Chairman in August 2003 and continues as Non-Executive Deputy Chairman. In his executive capacity, Håkan Mogren served both Astra AB and AstraZeneca PLC with distinction and I am delighted that the Board will continue to benefit from his wise counsel.

I am grateful to my colleagues on the Board for their support, to the Senior Executive Team and to all our employees worldwide for their impressive contributions to the Company’s success. On behalf of the Board, I would like to thank them most warmly.

In 2004, we aim to deliver strong sales growth from our portfolio of important medicines while, at the same time, progressing the next wave of novel products. We will continue our investment strategy in developing regions to complement our strong presence in the major established markets.

Through strong sales growth coupled with productivity improvements across all our activities, we expect to deliver top tier financial performance in the years ahead.

Percy Barnevik
Chairman

*Abbott Labs, AHP, Aventis, BMS, Eli Lilly, GSK, JNJ, Merck, Novartis, Pfizer, Pharmacia, Roche, Sanofi-Synthelabo, Schering and Schering-Plough
Source: Thomson Financial Datastream

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Global Market Overview	03

Global Market Overview

World markets
In 2003, worldwide sales of pharmaceutical products totalled $430 billion, representing an 8% growth (at constant exchange rates), compared to 10% in 2002. This lower growth is largely due to the performance of the US market, which accounts for around half of the world’s pharmaceutical expenditure. Whilst the US had a market growth rate of around 10%, this represented a decrease from 2002 (14%). A lower number of new product launches, patent expiries for several high sales products, together with pricing pressure have contributed to this decrease.

In Japan, the world’s second largest pharmaceutical market with 12% of world revenues, sales grew 2% reflecting the increasingly tough pricing environment in that country.

In Europe (27% of world revenues, 8% growth), the variations in regulatory frameworks were reflected in the considerably varied growth rates within the region including France with growth of 5%, Germany 6%, Italy 5%, Spain 12%, Turkey 37% and UK 10%.

China, which delivered 20% pharmaceutical market growth in 2003, Korea, Mexico and India are increasing in importance for the future.

Pharmaceuticals as part of healthcare
Expenditure on healthcare typically represents between 6% and 14% of a country’s gross domestic product (GDP), with developed nations towards the top end and developing nations spending less. Pharmaceuticals as a proportion of this expenditure is usually between 10% and 20% and therefore, is in most cases still less than 2% of GDP even in developed nations. Pharmaceuticals offer many advantages over other forms of treatment for illness and are progressively replacing in-patient care, particularly for cardiovascular and central nervous system conditions, and they are the principal treatment for illnesses such as diabetes, asthma, gastric ulcers, skin complaints and many infectious diseases.

Doctors are still the key decision makers in relation to which treatments should be prescribed for their patients. As the economic burden of funding therapies increases, payers, including governments, health insurers, managed care organisations and employers are increasing their influence over the choices doctors make and health economics are an increasingly important element in prescribing patterns.

Growth drivers and limiters
Increasing populations and the rising percentage of elderly people are strong growth drivers for the pharmaceutical industry. In addition there are still major areas of unmet medical need since many diseases, such as Alzheimer’s Disease and many cancers have no effective therapies, or are under diagnosed or sub-optimally treated. Scientific advances and new forms of communication, such as the internet, are also growth drivers.

Limiting the industry’s growth is the increasing pressure to contain healthcare costs from governments and other payers, which affects the pricing and/or the willingness to pay for certain therapies. This has led to a rise in the requirement for “co-pay” arrangements where patients contribute towards the cost of their therapies. Cost pressure is also driven by governments worldwide facing the challenge of providing more funding for the healthcare of the elderly. A significant example of a response to this challenge is the enactment of the Medicare Prescription Drug, Improvement, and Modernization Act in the US in 2003. Also in the US, the high costs of pharmaceuticals for uninsured senior citizens have led to increased cross border movement of products from Canada where prices are lower. Differential pricing across the world has long been a feature of the pharmaceutical industry but is now particularly evident in the US, especially for the uninsured who have to pay the full cost for their medicines, and this increased awareness of different pricing structures is contributing to a growing resentment of the industry.

Across the industry there has been a reduction in the number of new chemical entities (NCEs) being developed, in part as a result of investment in new technologies taking longer than anticipated to deliver new medicines, although there is evidence of an increase in NCEs entering development in 2003. The increased cost of providing more demanding safety and efficacy studies required by regulators and the effect of patent expiries for a significant number of companies’ products have also been contributory factors to limited growth.

The industry also faces issues that may curtail its ability to generate attractive return on investment from the growing obligations of corporate social and environmental responsibility and the threat of weakening intellectual property rights.

Future pharmaceuticals market
There are early signs of increasing numbers of potential products coming into development and despite the cost containment pressures, dip in R&D productivity and imminent patent expiries of some major products, the pharmaceutical market overall is forecast to grow by around 7% per annum to 2007. The companies that do best in this difficult environment will be those that combine real innovation with optimum operating efficiency.

Back to Contents

04	AstraZeneca Annual Report and Form 20-F Information 2003	Chief Executive’s Review

Chief Executive’s Review

In 2003, AstraZeneca made excellent progress establishing itself as a world leading pharmaceutical company focused on the research, development, manufacture and marketing of valuable prescription medicines and creating the platform for top tier financial performance in the coming years. First launches of Crestor, the further development of marketed products such as Iressa, Nexium and Seroquel, and the first approval for the revolutionary anticoagulant, Exanta, herald the passage into an exciting new era for the Company.

Our sales and marketing teams around the world now have the opportunity to realise the full potential of our successful research and development and, through wise investment and a continuing drive for improved productivity, deliver enduring growth of shareholder value.

In addition to good progress with the new products, we have also expanded our global presence with investments in research, development, manufacturing and marketing in important emerging markets. As a result of these and other initiatives, AstraZeneca has become one of the fastest growing pharmaceutical companies in, among others, Japan, China and Mexico.

During 2003 the performance of the new and growth products in the Company’s revitalised portfolio ($8.2 billion) largely offset the decline in global sales of Losec/Prilosec, Zestril and Nolvadex ($3 billion). This transformation, achieved without a decline in top-line sales, from a company that faced the biggest threat from patent expiries in the industry’s history, into the one with perhaps the best growth portfolio, is something of which our employees are justifiably proud.

Nexium, for gastrointestinal disorders, has maintained strong momentum despite an increasingly competitive market place. In the US alone, Nexium achieved sales of

$2.5 billion in the year. Globally annual sales reached $3.3 billion, less than three years after its first introduction in the US, making it one of the most successful launches ever of a new medicine.

Seroquel continues to grow strongly in the anti-psychotic market where its attractive profile makes it the agent of choice for increasing numbers of physicians and patients. Sales in 2003 were $1.5 billion and now, with the approval of a major new indication, the treatment of mania associated with bipolar disease, Seroquel looks set to play a key part in our future growth.

AstraZeneca’s cancer portfolio also made strong progress during the year with excellent data supporting the use of Arimidex (2003 sales $519 million) in the adjuvant treatment of breast cancer, strong sales for Faslodex ($77 million) which was launched in 2002 in the US, and the successful US launch of Iressa (2003 global sales $228 million) for the treatment of late stage non-small cell lung cancer.

The year also saw significant developments in AstraZeneca’s cardiovascular business including the launch in the US and 20 other markets of the lipid-lowering drug Crestor (2003 sales $129 million). The treatment of lipid disorders is a major priority for healthcare systems around the world and the profile of Crestor, which allows physicians and patients to achieve guideline lipid levels quickly and easily, gives us an opportunity to build a major new franchise in one of the largest sectors of medicine. Following successful introduction into a number of other markets, launch in the very important US market has gone well and early sales progress is encouraging. An important new study (CHARM) supporting the use of Atacand (2003 sales $750 million) in heart failure and the continued growth of Seloken/Toprol-XL (2003 sales $1.3 billion) have also helped to reinforce a leading position in cardiovascular medicine.

After a lengthy development programme involving more than 30,000 patients, I am pleased to report that the oral anticoagulant Exanta met important milestones at the end of 2003. In December we gained our first approval in France for this breakthrough medicine in the prevention of blood clots following orthopaedic surgery. As scheduled, in December we also filed in the US, Canada and Europe our largest ever regulatory submission, this time for long term uses of Exanta in conditions such as the prevention of stroke in patients with atrial fibrillation.

In summary, 2003 has been an exciting year of great achievement. I would like to acknowledge the tremendous support I have received from my executive team and to recognise the immense contribution made by our creative, hardworking and committed employees around the world. Their combined efforts have already achieved a great deal. There is now much to do to realise the potential for outstanding growth and financial performance from this strong base.

The external environment is changing and our industry has to change with it.
Demographics and technology continue to drive demand for healthcare and for our products with the result that governments and payers face increasing pressure to control costs. At the same time the disparity of healthcare between the developed and the least developed nations continues to grow and the industry finds itself at the centre of much of this debate. It is in this environment that AstraZeneca has to succeed if it is to create value for all its stakeholders. The hard work of the last five years has positioned us well. We recognise and understand the challenges the future holds and we look forward to meeting those challenges in 2004 and beyond.

Sir Tom McKillop
Chief Executive

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Highlights	05

Financial Highlights

Key growth and launch products
Atacand, Arimidex, Casodex, Crestor, Faslodex,
Iressa, Nexium, Seroquel, Symbicort, Zomig

*Sales growth in the key product sales table sets out underlying performance which shows growth at constant exchange rates to reflect the volume and price changes of the individual products by excluding the effects of exchange.

Back to Contents

06	AstraZeneca Annual Report and Form 20-F Information 2003	Board of Directors

Board of Directors at 31 December 2003

Percy Barnevik
Non-Executive Chairman

Håkan Mogren
Non-Executive Deputy Chairman

Jane Henney
Non-Executive Director

Karl von der Heyden
Non-Executive Director

Sir Tom McKillop
Executive Director
Chief Executive

Sir Peter Bonfield
Senior Non-Executive Director

Marcus Wallenberg
Non-Executive Director

John Buchanan
Non-Executive Director

Erna Möller
Non-Executive Director

Jonathan Symonds
Executive Director
Chief Financial Officer

Dame Bridget Ogilvie
Non-Executive Director

Michele Hooper
Non-Executive Director

Joe Jimenez
Non-Executive Director

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Board of Directors	07

Percy Barnevik (62)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 6 April 1999. Honorary Chairman of Sandvik AB. Non-Executive Director of General Motors Corporation. Member of the Academies of Engineering Sciences in Sweden and Finland and Honorary Member of the Royal Academy of Engineering, UK. Member of Advisory Councils in Korea, India and the Investment Council advising the South African Government. Member of the Business Council of American CEOs.
Member of the Advisory Board, Centre for European Reform, UK.

Håkan Mogren (59)
Non-Executive Deputy Chairman
Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly CEO and a Director of Astra AB (appointed 18 May 1988). Chairman of Affibody AB and the Sweden-America Foundation. Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau S.A., Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

Jane Henney (56)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Senior Vice-President & Provost for Health Affairs, University of Cincinnati Medical Center. Commissioner of Food and Drugs 1998-2001 and Deputy Commissioner for Operations 1992-1994, US Food and Drug Administration. Deputy Director, US National Cancer Institute 1980-1995. Non-Executive Director of AmerisourceBergen Corporation. Member of the Board of Trustees of the Commonwealth Fund and the Scripps Research Institute. Member of the Medical & Scientific Advisory Board of MPM Capital.

Karl von der Heyden (67)
Non-Executive Director
Chairman of the Audit Committee
Appointed as a Director 1 October 1998. Executive Vice-President 1989-1992 and Co-Chairman and Chief Executive Officer 1993 of RJR Nabisco. President and Chief Executive Officer of Metallgesellschaft Corp. 1993-1994. Vice-Chairman of PepsiCo, Inc. 1996-2001. Non-Executive Director of Federated Department Stores Inc., ARAMARK Inc. and Exult, Inc.

Sir Tom McKillop (60)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Non-Executive Director of Lloyds TSB Group plc. President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group and the North West Science Council.

Sir Peter Bonfield CBE, FREng (59)
Senior Non-Executive Director
Chairman of the Remuneration
Committee and Member of the
Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation and Taiwan Semiconductor Manufacturing Company, Ltd. Vice-President of The British Quality Foundation. Member of Citigroup International Advisory Board.

Marcus Wallenberg (47)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). President and Chief Executive Officer of Investor AB. Non-Executive Vice-Chairman of Saab AB, Skandinaviska Enskilda Banken AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

John Buchanan (60)
Non-Executive Director
Member of the Audit Committee and the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Non-Executive Director of BHP Billiton Plc and Non-Executive Director of Vodafone Group Plc.

Erna Möller (63)
Non-Executive Director
Member of the Remuneration Committee
and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Member of the Nobel Assembly and of the Nobel Committee, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

Jonathan Symonds (44)
Executive Director and Chief Financial
Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of QinetiQ Group plc. Member of the UK Accounting Standards Board. Chairman of The Hundred Group of Finance Directors in the UK.

Dame Bridget Ogilvie (65)
Non-Executive Director
Member of the Audit Committee and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing corporate responsibility. Non-Executive Director of the Manchester Technology Fund Limited. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Michele Hooper (52)
Non-Executive Director
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc., Target Corporation and Davita Inc.

Joe Jimenez (44)
Non-Executive Director
Member of the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Hain Celestial Group, Inc.

Other officers of the Company at 31 December 2003 included members of the Senior Executive Team, as set out on page 45, and:

Graeme Musker
Group Secretary and Solicitor
Appointed as Company Secretary
6 June 1993.

Back to Contents

08	AstraZeneca Annual Report and Form 20-F Information 2003	Strategy

Strategy

We aspire to be the best in all areas of our business within a culture based on innovation combined with the disciplined and responsible approach required to achieve industry leading productivity.	By discovering, developing, manufacturing and marketing differentiated medicines that make a real contribution to human health, AstraZeneca aims to create enduring value for shareholders and society, and deliver a sustained financial performance that will match the best in the industry.		> >	Further strengthening our commercial skills to drive success in our key markets Enhancing our presence in important new, emerging markets through organic growth and strategic regional investments

	Our strategy for sustainable growth is:		>	Pursuing value creating investment in significant targeted licensing and acquisition opportunities

	>	Expansion of the development pipeline through continuously improved in-house discovery processes complemented by external collaborations and partnerships
			>	Continuing to improve productivity in pursuit of operational excellence in all our activities

	>	Successful delivery to market of the next wave of differentiated products currently in late stage development	>	Delivering our core values through a responsible approach to business

	>	Realising the full potential of our therapies through investment in projects that will extend their use and bring benefits to new patient populations

Key Products

Cardiovascular	Gastrointestinal	Oncology
Atacand[1] (candesartan cilexetil) angiotensin II antagonist for hypertension	Losec/Prilosec (omeprazole) proton pump inhibitor for acid related diseases	Arimidex (anastrozole) aromatase inhibitor for breast cancer

Crestor[2] (rosuvastatin) HMG-CoA reductase inhibitor (“statin”) for dyslipidaemia	Losec MUPS omeprazole in tablet form	Casodex(bicalutamide)anti-androgen for prostate cancer

Exanta (ximelagatran) oral direct thrombin inhibitor for prevention of thrombosis in association with major orthopaedic surgery	Nexium (esomeprazole) proton pump inhibitor for acid related diseases	Faslodex (fulvestrant) oestrogen receptor antagonist with no agonist effects for breast cancer

Plendil (felodipine) calcium antagonist for hypertension and angina		Iressa (gefitinib) signal transduction inhibitor for non-small cell lung cancer

Seloken/Toprol-XL (metoprolol) beta blocker for hypertension, angina, heart failure and other uses		Nolvadex (tamoxifen) anti-oestrogen for breast cancer

Zestril[3] (lisinopril) angiotensin converting enzyme inhibitor for hypertension, heart failure and diabetic nephropathy		Zoladex(goserelin) LHRH agonist for prostate and pre-menopausal breast cancer, certain benign gynaecological disorders and assisted reproduction

Respiratory and Inflammation	Neuroscience	Infection
Accolate (zafirlukast) oral leukotriene receptor antagonist for control of asthma	Diprivan (propofol) intravenous general anaesthetic for induction/maintenance of anaesthesia and sedation of intensive care patients	Merrem/Meronem[4] (meropenem) ultra broad spectrum injectable antibiotic for serious bacterial infection

Oxis (formoterol) inhaled fast onset long-acting bronchodilator for relief of asthma symptoms	Naropin (ropivacaine) local anaesthetic for surgical anaesthesia and acute pain management

Pulmicort (budesonide) inhaled anti-inflammatory for asthma control	Seroquel (quetiapine) atypical anti-psychotic for schizophrenia and other psychotic disorders

Rhinocort (budesonide) topical nasal anti-inflammatory for control of rhinitis	Xylocaine (lidocaine) local anaesthetic for use in surgery and dentistry

Symbicort (budesonide/formoterol) inhaled combination of anti-inflammatory and fast onset long-acting bronchodilator in a single inhaler	Zomig (zolmitriptan) for the treatment of acute migraine with or without aura

1 Licensed from Takeda Chemical Industries Ltd. 2 Licensed from Shionogi & Co., Ltd. 3 Licensed from Merck & Co., Inc. 4 Licensed from Sumitomo Pharmaceuticals Co., Ltd.

Back to Contents
	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	09

Operational Review

The growing demand for new medicines is driven by increasing populations and improved life expectancy as modern medicine supports an ageing population. According to the latest information available from the World Health Organisation (www.WHO.int), the greatest burden of disease is in the non-communicable disease sector where diseases such as unipolar depression, schizophrenia, diabetes, ischaemic heart disease, cerebrovascular disease and asthma have all increased over the last five years. Communicable diseases are also increasing due primarily to HIV/AIDS and tuberculosis.

AstraZeneca focuses its skills, experience and resources on six therapy areas: Cardiovascular, Gastrointestinal, Neuroscience, Oncology, Respiratory and Inflammation, and Infection which represent the majority of the worldwide burden of disease. We have a powerful range of products that meet patient needs in our chosen areas of activity including some significant areas of hitherto unmet medical need. We are committed to delivering new, medically important and commercially successful products to the market every year.

This Operational Review (pages 9 to 30) provides detailed information about our research, development, manufacturing and marketing activities worldwide and our performance in 2003.

AstraZeneca in brief

>	We spend around	>	Collaborations with leading	>	We have over 60,000
	$14 million each working		academic centres and		employees worldwide:
	day on research and		biotechnology companies
	development (total R&D		and the in-licensing of		–	35,000 in Europe
	spend in 2003: $3.5 billion)		innovative products and
			technologies complement		–	18,000 in the Americas
>	We employ 11,600		our in-house capabilities and
	people in research and		play a key role in		–	8,000 in Asia, Africa
	development at 11 R&D		strengthening our portfolio			and Australasia
centres in seven countries:
	Sweden, the UK, the US,	>	We have 31 manufacturing	>	We sell in over 100 countries
	Canada, France, India		sites in 20 countries
	and Japan			>	Along with our commitment
		>	Around 16,000 people		to competitiveness and
>	Our strong R&D pipeline		worldwide work in supply		high performance, we will
	includes a number of		and manufacturing, including		continue to be led by our
	significant innovations		some 13,000 people in		core values to achieve
			formulation and packaging,		sustainable success
>	We have 12 projects in		and 1,750 in active
	phase 2 and 28 projects		pharmaceutical ingredient
	in phase 3 development,		supply
as shown on page 24

Back to Contents
10	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Cardiovascular (CV)

We are a world leader in CV medicines, backed by over 40 years experience. We aim to build on our strong position, focusing in the short to medium term on the growth segments of hypertension, dyslipidaemia, thrombosis and type 2 diabetes.

Therapy area overview

>	CV world market value: $98 billion.

>	CV diseases account for 17 million deaths globally each year, making it the greatest risk to life for most adults.

>	CV is the single largest therapy area in the global healthcare market.

>	The statin market has a world market value of $22 billion.

2003 in brief

>	Crestor available in 25 markets including the US by the end of January 2004.

>	Over 750,000 patients treated with Crestor by the end of January 2004.

>	Seloken/Toprol-XL sales grew by an underlying 38% and exceeded $1 billion.

>	First approval for Exanta in France. US and EU filings submitted.

>	Erosion of Zestril sales following patent expiries in 2002.

Products
Crestor (rosuvastatin) is a member of the class of products known as statins. During 2003, Crestor gained regulatory approval in more than 40 countries, including 13 European markets, the US and Canada.

In multiple clinical studies, Crestor has been shown to be more effective in lowering low density lipoprotein (LDL-C) than other prescribed statins. Additionally, Crestor produces a significant increase in high density lipoprotein (HDL-C), an effect that is maintained across the 10-40mg dose range. By the end of January 2004, we estimate that more than 1.5 million prescriptions were written for Crestor and over 750,000 patients had taken Crestor. Along with the extensive clinical trial database this experience demonstrates that Crestor is well tolerated in clinical use, with a safety profile in line with other marketed statins.

Our extensive, long term global clinical research initiative known as the GALAXY programme, including studies which investigate cardiovascular risk reduction and patient outcomes with Crestor, is now well underway. More than 30,000 patients are involved, two studies have been completed and 14 studies are ongoing in important medical areas including heart failure, end stage renal disease, acute coronary syndrome and regression of atherosclerosis.

By the end of January 2004, Crestor was launched in 25 countries including the US, Canada, the UK and the Netherlands. Further launches are planned throughout 2004 including in Japan, Italy and France.

Atacand (candesartan cilexetil) is an angiotensin II antagonist for the first line treatment of hypertension. The Atacand family of products shows a strong market acceptance and competes in the fastest growing sector of the global hypertension market (angiotensin II antagonists – plain and combinations with diuretic). During 2003, the CHARM programme, a comprehensive clinical study programme in heart failure, was published, showing significant reduction in cardiovascular mortality and hospitalisation for heart failure in patients treated with Atacand. The beneficial effect was regardless of age, sex and background treatment (also additive to the effect seen with angiotensin converting enzyme (ACE) inhibition). Initial regulatory approvals for the new indication of heart failure are currently anticipated during 2004. The results of the CHARM programme will further differentiate Atacand within its drug class. The clinical programme investigating the effect of Atacand on retinopathy in diabetic patients (DIRECT) continued during 2003.

Seloken ZOK/Toprol-XL (metoprolol), a once daily tablet for 24 hour control of blood pressure and for use in heart failure, is the world’s leading product by sales in the beta blocker (plain and combinations with diuretic) class.

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

Zestril (lisinopril dihydrate), an ACE inhibitor, is used for the treatment of a wide range of CV diseases, including hypertension.

Information regarding patent challenges for Seloken/Toprol-XL and Plendil is set out on page 104.

Pipeline
We aim to broaden our CV portfolio into the areas of thromboembolism, dyslipidaemia, type 2 diabetes/metabolic syndrome, atrial fibrillation and vascular disease prevention.

Exanta, the first new oral anti-coagulant in almost 60 years, is a novel oral direct thrombin inhibitor targeted to prevent and treat the formation of blood clots (thrombosis). Exanta has been subject to the largest clinical study development programme in anti-coagulation to date, involving around 30,000 patients, and providing extensive outcome data. Several clinical studies with Exanta in prevention of stroke in patients with atrial fibrillation (SPORTIF III and SPORTIF V) and treatment of venous thromboembolism (VTE) (THRIVE Treatment) were presented during 2003. Liver enzyme elevations have been seen in a small proportion of patients treated with Exanta in chronic studies and are typically transient (occurring within the first two to six months), not associated with specific symptoms and tend to return towards normal whether or not treatment is continued. All data from the extensive clinical study programme has been shared with regulatory authorities to support a full evaluation of the benefit-risk profile for Exanta. The practical benefits of Exanta include fixed oral administration, rapid onset of action, low potential for drug/food and drug/drug interactions and no need for routine blood coagulation monitoring. A

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	11

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Key product performance
			2003			2002	2001	2003 compared to 2002		2002 compared to 2001

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

Seloken	1,280	340	39	901	187	3	711	38	42	27	27

Atacand	750	121	60	569	148	11	410	21	32	36	39

Plendil	540	25	26	489	21	5	463	5	10	5	6

Zestril	478	(446)	47	877	(195)	5	1,067	(50)	(45)	(18)	(18)

Tenormin	342	(53)	25	370	(28)	(6)	404	(15)	(8)	(7)	(8)

Crestor	129	122	7	–	–	–	–	n/m	n/m	–	–

Other	391	(17)	45	363	(79)	14	428	(4)	8	(18)	(15)

Total	3,910	92	249	3,569	54	32	3,483	3	10	1	2

phase 2 study (ESTEEM) also indicates that Exanta provides additional benefits when added to standard therapy (including aspirin) in prevention of major CV events in patients following a heart attack.

Exanta received its first regulatory approval for the prevention of VTE in major elective orthopaedic (hip or knee replacement) surgery in December 2003 in France. First regulatory submissions for the chronic indications in the US, Canada and Europe were made in December 2003. The filing in the US also includes prevention of VTE in major elective orthopaedic (knee replacement) surgery.

Galida is a treatment for insulin resistance related glucose and lipid abnormalities associated with type 2 diabetes/metabolic syndrome. It is in phase 3 development for the treatment of diabetes.

Our further research in thrombosis includes AZD6140, an oral anti-platelet therapy which is in phase 2. Novel research in atrial fibrillation includes AZD7009, an atrial repolarisation delaying agent, which is in phase 2 and AZD0837 and AZD0303 (both for thrombosis) which are in phase 1 and in pre-clinical development respectively. AZD9684 (a carboxy peptidase-U inhibitor for thrombosis) is in phase 1. AZD7806 and AZD8294 (in the dyslipidaemia area) and AZD4619 and AZD6610, for the treatment of metabolic disorders (diabetes mellitus and dyslipidaemia), are all in pre-clinical development.

Performance 2003
Reported performance
Reported growth for CV was 10% with sales of $3,910 million, an increase of $341 million from $3,569 million, notwithstanding the anticipated erosion of Zestril sales following patent expiry.

Underlying performance
Excluding exchange effects of $249 million, CV underlying sales growth was $92 million or 3%. Sales in the US exceeded $1.6 billion.

Global sales of Seloken/Toprol-XL exceeded $1 billion for the first time, on continued strong growth in the US (up 47%), where total prescriptions increased by 25%, and market share of total beta blocker prescriptions of Seloken/Toprol-XL reached 26.2% in December, up 2.6 percentage points compared to 2002. Despite destocking in the last quarter, wholesaler inventories remained higher than normal at the year end.

Atacand sales increased by 28% in the US, and by 18% in the markets outside the US, which account for nearly two-thirds of global Atacand sales. US sales growth exceeded growth in total prescriptions, indicating some increase in wholesaler inventories.

Crestor sales were $129 million, including $62 million in the US. The early launch markets for Crestor included the Netherlands, Canada and the UK. Based on recent market research data, Crestor share of total prescriptions in these markets has reached 8.2% (the Netherlands), 6.9% (Canada), and 2.9% (UK) respectively, with shares of the dynamic segment (new and switch therapies only) considerably higher. In the US, Crestor was launched in mid-September. In the week ending 16 January 2004, Crestor share of new prescriptions in the US statin market was 4.6%, a good start in a highly competitive market. Crestor dynamic share of new statin treatments (new and switch therapy only) in the US is 13.7%.

Lisinopril, the active ingredient in Zestril, lost patent protection in most major markets during 2002. The major part of anticipated sales erosion has taken place during 2003, with sales falling by 50% to $478 million from $877 million. In the US, generic lisinopril held an 80% share of sales by the end of 2003.

Plendil sales rose by 5%, to $540 million. Continuing the trend of the last two years, growth in the US, where sales were up 13% to $237 million, was offset by lower sales in the rest of the world.

Performance 2002
Reported performance
CV sales grew by 2% to $3.6 billion in 2002, an increase of $86 million compared to 2001.

Underlying performance
CV sales growth included $32 million of exchange effects. Underlying sales increased by 1%.

Atacand sales grew by 36% to $569 million with an increase in the US of 37% to $206 million.

Prescriptions grew strongly forSeloken/Toprol-XL in the US generating sales of $617 million, an increase of 43% and a market share of 25%. Worldwide sales grew by 27% from $711 million to $901 million.

Erosion of Zestril sales commenced during the second half following patent expiry in the US, the UK and Japan, falling by 18% from $1,067 million to $877 million.

Plendil sales rose by 5% to $489 million. As in 2001, growth in the US (up 6% to $209 million) was offset by falling sales in the rest of the world.

Back to Contents

12	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Gastrointestinal (GI)

We aim to maintain our number one position in GI treatments through continued market penetration for Nexium worldwide, coupled with high quality innovation and productivity in the research and development of new GI therapies.

Therapy area overview

>	World market value: PPI: $19.1 billion.

>	40% of adults in the western world regularly experience heartburn and 10% have gastro-oesophageal reflux disease (GERD).

>	Helicobacter pylori (H.pylori) is the major cause of peptic ulcer disease and is a risk factor for gastric cancer. Prevalence rate of H.pylori infection in the population is 40%.

>	Irritable bowel syndrome (IBS) is an increasingly common complaint which is inadequately treated. Prevalence rate in the population is 20%.

>	Inflammatory bowel disease (IBD) is another area of significant unmet medical need.

2003 in brief

>	Nexium launch in the US is one of the most successful pharmaceutical launches ever.

>	Global sales of Nexium exceeded $3 billion (62% underlying growth).

>	US court judgement inLosec/Prilosec litigation challenges confirmed by the US Appeals Court.

Products
Nexium (esomeprazole) is the first proton pump inhibitor (PPI) to offer significant clinical improvements over Losec/Prilosec and its main competitors, lansoprazole and pantoprazole. Nexium has been evaluated in clinical studies involving over 68,000 patients in 57 countries. It offers more effective acid inhibition than all other PPIs and, in the treatment of reflux oesophagitis, provides healing and symptom relief in more patients and in a shorter period of time than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long term therapy for patients with GERD, with or without oesophagitis. For the treatment of active duodenal ulcer disease, seven day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow up anti-secretory monotherapy.

Nexium is used to treat a wide range of patients, including both newly diagnosed and also patients switched from other therapies such as omeprazole, other PPIs and H2-receptor antagonists.

Nexium continues to establish a new improved treatment standard. It was first launched in Sweden in August 2000 and it is now available in 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and over 145 million patient treatments had been administered by the end of 2003.

Regulatory filings for Nexium for the treatment (symptom resolution) of side effects from non-steroidal anti-inflammatory drugs (NSAID) and a parenteral formulation were made in 2003. First regulatory approval and launch of parenteral Nexium were achieved in 2003. The parenteral form of Nexium was approved in Europe in late 2003 as a dosage form when oral administration is not applicable for the treatment of GERD and it was confirmed that the side effect NSAID indication is within the existing treatment usage.

Losec/Prilosec (omeprazole), the first PPI, set a new global standard in the short and long term treatment of acid-related diseases in the 1980s and 1990s. Patients have benefited from over 720 million treatments with Losec/Prilosec since launch. Losec MUPS, a tablet formulation, has been launched in 57 markets.

Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired. In a small number of countries, including some major markets, patent term extensions or supplementary protection certificates have been granted for the active ingredient.

In October 2002, the US Court for the Southern District of New York ruled that three out of four generic manufacturers sued by AstraZeneca infringed certain patents, including formulation patents for omeprazole, the active ingredient in Losec/Prilosec. This decision was upheld by the US Appeals Court in late 2003. The first US generic omeprazole product was launched in December 2002. Three further generic versions were launched in the US during 2003. Further information about the status of omeprazole patents and patent litigation is set out on pages 102 and 103.

In July 2003, the European Commission served a Statement of Objections on the Company, referring to alleged infringements of European competition law relating to certain omeprazole intellectual property rights and associated litigation, details of which are set out on page 103.

Entocort (budesonide) is a locally acting corticosteroid for the treatment of IBD with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines.

Pipeline
In addition to exploring new areas of clinical use for Nexium and further strengthening the scope of its use in current areas, we focus on developing novel approaches to treating GERD, H.pylori, peptic ulcer disease, IBD and other gastrointestinal diseases, such as functional dyspepsia and IBS.

AZD0865 is a compound in a new class, potassium-competitive acid blockers, that has potential to provide faster, more effective and reliable inhibition of gastric acid secretion than PPIs in the treatment of acid-related diseases, such as GERD. It is now in phase 2.

AZD3355 and AZD9343, which are in pre-clinical development, are reflux inhibitors offering a potential breakthrough in the treatment of GERD through a new, targeted approach (other than inhibition of acid secretion) by inhibition of transient relaxations of the lower oesophageal sphincter.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	13

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Key product performance
	2003			2002			2001	2003 compared to 2002		2002 compared to 2001

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	3,302	1,225	99	1,978	1,395	15	568	62	67	n/m	n/m

Losec/Prilosec	2,565	(2,259)	201	4,623	(985)	30	5,578	(49)	(45)	(18)	(17)

Other	76	8	5	63	17	2	44	13	21	38	43

Total	5,943	(1,026)	305	6,664	427	47	6,190	(16)	(11)	7	8

AZD7371 is being evaluated in clinical studies for the treatment of functional GI disorders in phase 1.

Performance 2003
Reported performance
Reported sales in the GI therapy area fell by 11%, $721 million, to $5,943 million as increases in Nexium sales were offset by declines in Losec/Prilosec sales following patent expiries. Our world leading position in GI was nevertheless maintained.

Underlying performance
Exchange effects on sales in 2003 amounted to $305 million. As a consequence, the underlying sales decline at 16%, was higher than reported.

Global sales performance for Nexium was strong, particularly in the US where total prescriptions for Nexium overtook those for Losec/Prilosec during the year. Sales of Nexium in the US for the full year increased by 62% to $2,477 million. Total prescriptions for Nexium were up 46% and its share of total prescriptions in the US PPI market grew by nearly five percentage points over the course of the year, to 25.3%. It is the most prescribed PPI among gastro-enterologists in the US and overall the second most prescribed PPI in the US market. It is the leading product to which patients switch from other treatments in the anti-secretory category. This performance in the US was attributed to the strong clinical data available to support the sales force, Managed Care Access and a nationwide, direct-to-consumer advertising programme.

Sales of Nexium outside the US increased by 60% for the full year, with excellent growth in the major markets in Europe, particularly France, Germany and the UK, and a strong performance in Australia. On 14 January 2004 the Company announced that the European Mutual Recognition Procedure for the intravenous formulation of

Nexium had been successfully completed. An application for approval in the US is under review by the US Food and Drug Administration (FDA). The global PPI market continues to grow strongly (around 15% per annum). Nexium share of the PPI market across major markets was 24% in November 2003.

Losec/Prilosec sales were down by 49% for the year. The 70% decline in the US was broadly in line with the prescription trend. At the end of the year Losec/Prilosec brand share of total omeprazole prescriptions in the US was 27.4% as four more generic versions of omeprazole entered the market and Proctor & Gamble launched the first over-the-counter (OTC) version of the brand Losec/Prilosec OTC. Outside the US sales fell by 16%, although there was strong growth in Japan where sales increased by 39% from $92 million to $138 million.

Performance 2002
Reported performance
GI sales grew by 8% from $6,190 million in 2001 to $6,664 million in 2002.

Underlying performance
Excluding exchange effects, GI growth was 7%.

Nexium sales in the US totalled $1.5 billion and in December 2002 accounted for a 21% share of new prescriptions in the US PPI market. In the rest of the world, sales were $453 million – by the end of the year Nexium had been launched in 76 countries. Losec/Prilosec sales fell by 18% to $4.6 billion. The US decline of 21% was broadly in line with the prescription trend. Generic competition entered the US market in December 2002. Outside the US sales fell by 12%, despite strong growth in Japan (up 40% to $92 million) and Australia (up 25% to $95 million).

Back to Contents

14	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Neuroscience

We aim to be a leader in neuroscience, by continuing to deliver a range of life changing medicines in the three key areas of psychiatry, analgesia and neurology and by maintaining our world leading position in anaesthesia.

Therapy area overview

>	Neuroscience world market value: over $85 billion.

Psychiatry (market value: $37 billion)
>	More than six million people suffer from schizophrenia and 17 million suffer from bipolar disorder in the major markets.

Neurology (market value: $20 billion)
>	Migraine is one of the 20 leading causes of disability in the world. Stroke is the third leading cause of death and one of the major causes of serious long term disability among adults in the US.

Analgesia (market value: $25 billion)
>	Over 46% of adults in the western world suffer from chronic pain. Pain management is the most common reason for seeking medical care.

Anaesthesia (market value: $3 billion)
>	Each year more than 26 million people in the US undergo medical treatment requiring anaesthesia.

2003 in brief

>	Seroquel sales grew by an underlying 27% to $1.5 billion.

>	Seroquel widely approved in Europe and the US for the treatment of bipolar mania.

>	Zomig Nasal Spray launched in the US and Europe.

Products
Seroquel (quetiapine) is an atypical anti-psychotic for the treatment of schizophrenia as an established first line, first choice treatment for a broad range of symptoms. It combines excellent efficacy with unique patient tolerability in terms of dose independent low level of extrapyramidal symptoms providing schizophrenia patients with benefits in mood symptoms.

This profile has led to the increased usage of Seroquel, substantially exceeding market growth across the globe. Seroquel is the only leading atypical to be gaining market share. In January 2004, the weekly new US prescriptions for Seroquel exceeded those written for olanzapine for the first time.

Seroquel is now widely approved in Europe and the US for the treatment of bipolar mania offering clinicians rapid control of their patients’ manic symptoms including psychosis, aggression/agitation with no emergent depression and a superior side effect profile.

Zomig (zolmitriptan) is indicated for the treatment of migraine with or without aura which offers migraine sufferers rapid, reliable relief of headache pain and other migraine symptoms and is well tolerated. Available in over 80 countries, it is the leading second-generation triptan with a unique range of formulations to provide rapid migraine relief.

Zomig Nasal Spray is a new formulation in a convenient device, which delivers fast pain relief. The nasal spray has been successfully launched in Europe and the US. Launch in Japan is expected in 2004.

Zomig Rapimelt is a rapidly dispersible formulation offering patients a convenient, orange flavoured melt-in-the-mouth tablet that now accounts for more than 30% of Zomig sales.

Diprivan (propofol), the world’s largest selling general anaesthetic, is used in the induction and maintenance of anaesthesia and for intensive care sedation. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial resistant formulation, which is approved in the majority of markets.

Naropin (ropivacaine) is the best selling, long-acting local anaesthetic. With its improved safety and mobility profile, it is replacing the previous standard treatment of bupivacaine in major markets.

Xylocaine (lidocaine) continues to be the world’s most widely used local anaesthetic after 50 years on the market.

Information regarding legal proceedings in relation to Seroquel is set out on page 104.

Pipeline
We are focused on unmet medical needs in three key areas.

Psychiatry
Further developments of Seroquel are planned to show the full spectrum of clinical benefit in those suffering from mood disorders. In addition, new formulations are being developed to expand the treatment options available for patients.

AR-A2 is a novel 5HT1B autoreceptor antagonist in phase 2 for the treatment of depression and anxiety and AZD5455 is a pre-clinical candidate drug with a novel mechanism of action for treating anxiety.

We have discontinued the development of AZD1134 as a result of its failure to meet the target profile.

The collaboration with Shanghai Jiaotong University on neurogenetics, established in 2001, continues to progress well.

Analgesia
In pain control, our research focus is nociceptive pain (caused by tissue damage) and neuropathic pain (caused by nerve damage). Our pipeline includes AZD4282 in phase 1 for the treatment of neuropathic pain.

We have discontinued the development of AZD3582 and AZD4717 as a result of their failure to meet our target profile and have returned all rights to these compounds to NicOx.

Neurology
Cerovive (previously known as NXY059) is a nitrone with free radical trapping properties under development for the treatment of acute ischaemic stroke, a disease with substantial unmet need for new effective therapies. Pre-clinical data show that Cerovive preserves function and brain tissue, otherwise irreversibly damaged, when administered after the onset of permanent ischaemia in a model of

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	15

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Key product performance
	2003			2002			2001	2003 compared to 2002		2002 compared to 2001

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	1,487	304	38	1,145	457	3	685	27	30	67	67

Local anaesthetics	466	–	34	432	–	(2)	434	–	8	–	–

Diprivan	458	(7)	22	443	(12)	(1)	456	(2)	3	(3)	(3)

Zomig	349	(3)	24	328	52	3	273	(1)	6	19	20

Other	73	(5)	8	70	(80)	1	149	(7)	4	(54)	(54)

Total	2,833	289	126	2,418	417	4	1,997	12	17	21	21

acute stroke. We have commenced two major phase 3 trials known as the SAINT (Stroke – Acute Ischaemic – NXY Treatment) trials, which will compare the efficacy and safety of a 72 hour intravenous infusion of Cerovive given within six hours of the onset of symptoms versus placebo.

ZD0947, a novel non-muscarinic approach to overactive bladder, which is a common condition, is currently in phase 2.

AZD0328, AZD2858 and AZD3102 are new candidate drugs with novel mechanisms of action for the treatment of Alzheimer’s disease, a core strategic focus of our research. Alzheimer’s disease, the most common cause of dementia, affects more than 45 million people in the US.

Our collaboration with NPS
Pharmaceuticals continues to progress well with early and late phase pre-clinical projects on metabotropic glutamate receptors covering all major neuroscience disease indications.

We have discontinued the development of AZD5106 as a result of its failure to meet the target profile.

Performance 2003
Reported performance
Reported growth for Neuroscience was 17%, with sales up $415 million from $2,418 million in 2002 to $2,833 million in 2003. The performance of Seroquel accounted for the majority of this increase.

Underlying performance
In the US, sales grew strongly by 14% to $1.7 billion. In the rest of the world sales also grew strongly by 10% to deliver global sales of $2.8 billion, a combined growth of 12% worldwide.

In the US, Seroquel sales reached $1,134 million for the full year, an increase of 22%. Total prescriptions for Seroquel in the US were up 34% for the year. The share of total prescriptions for Seroquel in the US anti-psychotic market reached a new high at 21.2% in December, up 3.4 percentage points compared to 2002. Seroquel was the only product among the three leading brands to increase its market share in 2003. Sales growth in the last quarter of the year was lower than the underlying prescription trend implying some reduction in wholesaler stocking.

Sales of Seroquel in markets outside the US increased 45% for the full year. Sales in Europe were up 40%, and sales in Japan rose 67%. Japan is now the second largest market for Seroquel where it is sold by Fujisawa and continued growth is anticipated through the development of new claims, new indications, new formulations and increasing penetration of a growing schizophrenia market.

Zomig sales for the full year fell by 1% to $349 million (global market share remains at 16%); growth was 7% outside the US, whilst sales were down 8% in the US. Rapimelt continued to grow strongly in southern Europe and Japan and now contributes more than half of brand sales in these markets. Zomig Nasal Spray launches continue and the introduction of this formulation in the US helped drive sales in the last quarter.

Sales of Diprivan worldwide, at $458 million, fell by 2%. The rate of decline since patent expiry has slowed.

Performance 2002
Reported performance
Neuroscience sales increased by 21% to $2,418 million in 2002, an overall increase of $421 million.

Underlying performance
Underlying sales growth was also 21%, with minimal exchange effects.

Seroquel sales grew strongly by 67% to $1.1 billion. US sales also grew by 67% to $927 million. Market share of new prescriptions in the US market was 19.2% by the end of the year, up 3.7 percentage points in the year making it the only major anti-psychotic with increasing share in this key market.

Zomig sales grew by 19% to $328 million (a global market share of 16%) with the bulk of the increase arising in Japan (up 67% to $14 million), France (up 29% to $60 million) and the US (up 20% to $177 million).

The sales increase for Diprivan in the US (up 3% to $216 million) was the result of growth in the underlying demand for propofol. However, global sales fell by 3% to $443 million.

Back to Contents

16	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Oncology

We aim to maintain our position as a world leader in cancer treatment through continued growth for Casodex, Arimidex and Zoladex, further launches of newer products, Faslodex and Iressa and the successful introduction of novel approaches currently in the pipeline.

Therapy area overview

>	World market value: cancer therapies: $18 billion.

>	Globally, over 12 million people are diagnosed with cancer each year.

>	Cancer is predicted to be the leading cause of death in the US by 2005.

2003 in brief

>	Rapid uptake of Iressa since first launch in Japan in 2002 and the US in 2003. Over 100,000 patients treated since launch.

>	Positive opinion on approvability of Faslodex from the CPMP in 2003.

>	Arimidex rapidly moving towards replacing tamoxifen as the standard of care in breast cancer.

>	Anticipated erosion of Nolvadex sales following expiration of US marketing exclusivity in early 2003.

Products
Casodex (bicalutamide) is the world’s leading anti-androgen therapy for the treatment of prostate cancer. Recent growth of Casodex has largely been driven by its use to treat early stage prostate cancer (EPC). Casodex 150mg has received regulatory approval for the treatment of EPC in over 50 markets to date. In the US, in 2002 the FDA did not approve this new indication. It is under review in several other markets. Elsewhere, the rapid uptake of Casodex in EPC as a favoured therapy is a demonstration of physicians’ growing confidence in the efficacy and tolerability profile of Casodex as a treatment in all stages of prostate cancer.

Zoladex (goserelin acetate) is one of the world’s best selling luteinising-hormone releasing hormone (LHRH) agonists for the treatment of prostate cancer, breast cancer and gynaecological disorders. It has been approved in 24 countries for the adjuvant treatment of early stage pre-menopausal breast cancer, as an alternative to and/or in addition to chemotherapy. Zoladex offers the proven disease free survival benefits of cytotoxics but with improved patient tolerability. In prostate cancer, Zoladex in the adjuvant setting is the only LHRH agonist shown to improve overall survival following radical prostatectomy or radiotherapy.

Iressa (gefitinib) is a novel anti-cancer agent that acts to block signals for cancer cell growth and survival. Clinical trials with Iressa as monotherapy for non-small cell lung cancer (NSCLC) showed response rates and disease control in approximately half of patients and symptomatic benefit in over 40% of patients treated. Regulatory filings based on monotherapy began in December 2001. Since first launch in Japan in 2002, uptake of Iressa has been rapid, reflecting the high unmet need in NSCLC and the significant benefit seen with Iressa. In the US, the FDA granted Iressa approval in May 2003, conditional upon conduct of further specified studies, and it is now approved in more than 15 countries. We are pursuing monotherapy submissions for Iressa in all other major markets, including Europe where filing was submitted in the first quarter of 2003 and definitive clinical studies are underway to secure unconditional approval in the US. To date, over 100,000 patients have been treated with Iressa. In Japan, reporting of interstitial lung disease associated with Iressa has stabilised at 3%, a rate comparable to other therapies. By contrast, the reported rate is below 0.5% outside Japan.

Arimidex (anastrozole) is the world’s leading aromatase inhibitor. The ATAC study in breast cancer, first reported in December 2001 and then subsequently updated in December 2002, showed that Arimidex is significantly more effective in prolonging disease-free survival and has important tolerability benefits compared with tamoxifen. Based on the ATAC study, Arimidex is rapidly moving towards replacing tamoxifen as the standard of care in breast cancer. Regulatory approvals for Arimidex in the adjuvant treatment of early breast cancer in post-menopausal women have been granted in 57 markets including the US, Europe and Japan. Early breast cancer represents a major new market for Arimidex and is driving significant growth. Recent data from a major trial has shown significant improvements in efficacy and tolerability for women who switch therapy from tamoxifen to Arimidex before their standard five year course is complete. Arimidex is also approved for the treatment of advanced breast cancer in post-menopausal women based on demonstrated advantages over tamoxifen and megestrol acetate.

Faslodex (fulvestrant) is a new type of endocrine therapy, an oestrogen receptor antagonist, with no agonist effects, that down regulates the oestrogen receptor. It was launched in the US in May 2002 and subsequently in Brazil in July 2003, for the second line treatment of hormone receptor positive advanced breast cancer in post-menopausal women. Due to its novel mode of action, Faslodex offers an effective, well tolerated treatment option for patients, with the compliance and convenience benefits of a once monthly injection. In November 2003, the Committee for Proprietary Medicinal Products (CPMP) gave a positive opinion on the approvability of Faslodex in Europe. We currently expect to receive European approval in early 2004.

Nolvadex (tamoxifen citrate) remains the world’s most commonly prescribed breast cancer therapy and the first medication approved in the US for reducing the incidence of breast cancer in women at high risk of developing the disease. US marketing exclusivity for tamoxifen expired during 2003.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	17

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Key product performance
	2003			2002			2001	2003 compared to 2002		2002 compared to 2001

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Zoladex	869	6	69	794	80	(4)	718	–	9	12	11

Casodex	854	140	70	644	81	2	561	22	33	15	15

Arimidex	519	152	36	331	141	2	188	46	57	75	76

Iressa	228	152	9	67	69	(2)	–	227	240	n/m	n/m

Nolvadex	178	(314)	12	480	(134)	(4)	618	(66)	(63)	(21)	(22)

Faslodex	77	42	–	35	35	–	–	120	120	n/m	n/m

Other	18	(1)	1	18	(8)	–	26	(6)	–	(31)	(31)

Total	2,743	177	197	2,369	264	(6)	2,111	8	16	12	12

Pipeline
We focus on the development of new agents and novel approaches across a wide range of cancers that include targeting tumour vasculature to control tumour growth, invasion and spread. The potential of Iressa to show benefits in a number of tumours in addition to expanding use of Iressa in NSCLC is being investigated with particular focus on head and neck, breast and colorectal cancers.

ZD6474 and AZD2171 are anti-angiogenics in phase 2 and phase 1 respectively which target the growth of blood vessels of tumours. AZD9935 is another anti-angiogenic in pre-clinical development.

ZD6126 is a vascular targeting agent in phase 2 which targets and destroys the vasculature of tumours, working to destroy the tumour from within. AZD4440, another vascular targeting agent, is in pre-clinical development. ZD4054 is an endothelin antagonist in phase 2 that works by targeting the endothelin A receptor, inhibiting tumour cell proliferation.

AZD0530 and AZD0424, anti-invasives in phase 1 and pre-clinical respectively, are designed to prevent tumours from spreading. AZD3409 is a prenylation inhibitor in phase 1 designed to inhibit the proliferation of cancer cells. AZD5438 is a novel selective cyclin dependent kinase inhibitor in phase 1 targeted at proliferating tumour cells. AZD1152, an aurora kinase inhibitor designed to target cell division in proliferating tumours, is now in pre-clinical development. AZD6244, also in pre-clinical development, is a selective MEK inhibitor targeting proliferating tumour cells.

Performance 2003
Reported performance
Oncology’s reported sales growth was 16% as revenues grew by $374 million from $2,369 million to $2,743 million.

Underlying performance
Oncology sales grew by 8% to $2,743 million with growth from Casodex, Arimidex and Iressa offsetting the decline in Nolvadex.

Casodex sales outside the US increased by 23%, driven by good growth in Europe (up 20%) and Japan (up 28%). Growth in Europe and Japan is driven by the expanding use of Casodex in early stage disease. In the US (where the market for anti-androgen therapy of advanced prostate cancer is maturing) the underlying demand is broadly unchanged with Casodex share of total prescriptions in this market being 83% in December. US sales growth of 18% is principally a reflection of wholesaler destocking in 2002.

Sales of Arimidex increased by 47% in the US and by 45% in the rest of the world, including a 61% increase in Japan.

Sales of Iressa reached $228 million during the year including sales in Japan of $101 million. Iressa sales in the US since launch in May 2003 totalled $102 million. In December, more than 7,300 retail prescriptions were dispensed in the US, bringing the total for the year to over 42,000.

Faslodex sales of $77 million reflect a steady increase in usage for the treatment of advanced breast cancer in the US market.

Underlying sales of Zoladex were maintained at $869 million. US sales of Nolvadex declined by $296 million to

$41 million following patent expiry in February 2003. Sales of Nolvadex elsewhere were $137 million.

Performance 2002
Reported performance
Sales grew by $258 million to $2,369 million in 2002, an increase of 12%.

Underlying performance
Minimal exchange effects meant that underlying sales growth was unchanged from reported performance at 12%.

Sales of Casodex outside the US increased by 42% to $464 million in 2002. Prescriptions for Casodex grew by some 5% in the US market. The reported sales decline in the US of 23% to $180 million reflected an adverse comparison against wholesaler stockbuilding which occurred at the end of 2001.

Arimidex enhanced its leading position in the aromatase inhibitor market. Monthly prescriptions in the US doubled since December 2001, driving the 127% increase in US sales for the year to $134 million. Sales outside the US increased by 51%.

Sales of Faslodex reached $35 million after eight months in the US, representing the most successful US launch of a hormonal agent for breast cancer in the last 20 years.

Sales of Iressa for the treatment of inoperable or recurrent NSCLC reached $67 million. Zoladex was the leading oncology product with $794 million sales and growth of 12%. US revenues for Nolvadex fell 27% to $337 million, as sales of our tamoxifen products fell as a result of the expiry of our distribution agreement with Barr Laboratories.

Back to Contents

18	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Respiratory and Inflammation (R&I)

We aim to build on our leading position in asthma treatment through the growth of key products, particularly Symbicort, new indications and market launches and the successful introduction of novel approaches to other areas of inflammatory disease such as chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

Therapy area overview

>	R&I world market value: over $30 billion.

>	The World Health Organisation estimates that 100 million people worldwide suffer from asthma and that COPD is the fourth greatest cause of death globally.

2003 in brief

>	Clinical data confirm efficacy and safety of Symbicort as an adjustable maintenance treatment for asthma.

>	Filing submitted in Europe for Symbicort as a single inhaler treatment of asthma.

>	First approval for Symbicort for COPD in Europe.

Products
Symbicort (budesonide/formoterol) is an innovative and effective asthma treatment that offers easily adjustable dosing. This will enable doctors to tailor a patient’s treatment of this variable disease with a single inhaler for all situations; for baseline therapy for increasing the dose during worsening attacks as well as for acute situations, thereby achieving greater efficacy than with fixed doses. It is a combination of the inhaled corticosteroid, budesonide, and the fast onset, long-acting bronchodilator, formoterol, in the Turbuhaler dry powder inhaler. Symbicort Turbuhaler is approved in 85 countries and launched in 62 countries. Encouraging clinical results confirm the efficacy and safety of Symbicort as an adjustable maintenance treatment for asthma providing superior asthma control compared to traditional fixed dose treatment. Phase 3 trials in asthma are progressing in the US. In 2003 Symbicort became the first fixed combination of inhaled corticosteroid and fast onset, long-acting bronchodilator approved for COPD in Europe.

In November 2003 a regulatory application in Europe was submitted for the new asthma treatment concept Symbicort Single inhaler Therapy (SiT), which is a further development of Symbicort adjustable maintenance dosing.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma. Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and the Respules suspension for the treatment of children. The START study is a five year global trial and the largest of its kind involving more than 6,000 patients in 31 countries, with the objective of evaluating whether early intervention with inhaled glucocorticosteroids will affect the evolution of newly diagnosed asthma. The first three year clinical results of the study demonstrate the benefits of Pulmicort showing high efficacy and a good safety profile in the early treatment of asthma in adults and children preventing serious attacks.

Pulmicort Respules is the first and only nebulised corticosteroid in the US for children as young as 12 months. It has grown strongly as a result of its beneficial profile and it has strengthened its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma.

Oxis (formoterol) is a beta-agonist asthma therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms when corticosteroid treatment is not adequate. The RELIEF study, comparing Oxis to salbutamol/albuterol for exacerbation and asthma symptom control, was published in November 2003. Encompassing more than 18,000 patients, the study showed that Oxis is a more effective reliever therapy and at least as safe as salbutamol/albuterol.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps. It combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once daily treatment in the Rhinocort Aqua pressurised metered dose inhaler and the Turbuhaler dry powder inhaler forms.

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma available in most markets.

Pipeline
Symbicort phase 3 development is progressing in the US in the pressurised metered dose inhaler for asthma and COPD.

Development of Symbicort to further enhance its competitive differentiation in asthma is underway.

Four new compounds have entered pre-clinical development. They are targeted at asthma (AZD3778, AZD2098, AZD1981) and COPD (AZD6067). Compounds currently in clinical development include AZD8309 and AZD9056, each of which have novel mechanisms of action and are targeted at rheumatoid arthritis. AZD3342, AZD0902, AZD8309 and AZD9056 are all in pre-clinical development for COPD. AZD0902 for rheumatoid arthritis and AZD9056 and AZD8955, for osteoarthritis are also in pre-clinical development.

We have discontinued the development of AZD7140 and AZD0275 as a result of their failure to meet the target profile.

<

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	19

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Key product performance
	2003			2002			2001	2003 compared to 2002		2002 compared to 2001

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Pulmicort	968	101	55	812	36	10	766	12	19	5	6

Symbicort	549	180	70	299	206	10	83	61	84	248	260

Rhinocort	364	56	9	299	33	1	265	19	22	13	13

Oxis	120	(14)	14	120	(11)	4	127	(12)	–	(9)	(6)

Accolate	107	(40)	3	144	2	(1)	143	(28)	(26)	2	1

Other	153	(8)	17	144	(14)	3	155	(6)	6	(9)	(7)

Total	2,261	275	168	1,818	252	27	1,539	15	24	16	18

Performance 2003
Reported performance
Reported growth for R&I was 24%. Sales increased from $1,818 million to $2,261 million, with Pulmicort and Symbicort driving the improvement.

Underlying performance
After excluding exchange effects of $168 million, R&I sales grew by 15% during 2003.

Symbicort sales for the full year increased 61% to $549 million, as the product continues to gain share in the rapidly growing market for fixed combination asthma treatments. Launches for the COPD indication as well as promotion of its specific adjustable maintenance dose regimen for asthma treatment, are fuelling this growth.

Pulmicort sales for the full year increased by 12% as a result of growth in the US market (up 41%). Pulmicort Respules accounts for most of this growth, with total prescriptions in the US market up 32% for the year.

Rhinocort sales in the US were up 27%, as growth in Rhinocort Aqua (58%) continues to more than offset the sales lost from the discontinuation of the Rhinocort Nasal Inhaler formulation.The sales growth in the US accounts for almost all of the global increase of 19% in Rhinocort sales.

Performance 2002
Reported performance
Reported sales grew by 18% from $1,539 million in 2001 to $1,818 million in 2002.

Underlying performance
After adjusting for the positive benefits of exchange of $27 million, sales increased by 16%.

Symbicort sales for the year were $299 million, an increase of nearly 250%.

Pulmicort Turbuhaler sales globally reflect the declining inhaled bronchial steroid market in the face of growing acceptance of combination products. However, this was more than offset by the 75% growth of Pulmicort Respules in the US, enabling Pulmicort to achieve a 5% global sales increase for the full year to $812 million.

Rhinocort sales in the US increased by 19% for the year to $211 million, fuelled chiefly by share gains for Rhinocort Aqua, which increased revenue by 39%. Sales were flat in the rest of the world resulting in a global 13% increase in the Rhinocort franchise sales to $299 million in 2002.

Back to Contents

20	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Infection	Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

We aim to build a franchise in the treatment of infectious diseases by increasing sales of Merrem and by exploiting our traditional, structural and genomic-based technologies.

Key product performance
			2003			2002	2001	2003 compared to 2002		2002 compared to 2001

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

Merrem	346	46	15	285	59	(1)	227	16	21	26	26

Other	130	(36)	11	155	(17)	1	171	(24)	(17)	(9)	(9)

Total	476	10	26	440	42	–	398	2	8	11	11

Therapy area overview

>	Infection world market value: $46 billion.

>	Infectious diseases cause more than 11 million deaths each year.

>	World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

2003 in brief

>	Steady underlying growth for Merrem in the US (7%) and globally (16%).

>	New laboratories opened in Bangalore, India, dedicated to finding a new treatment for tuberculosis.

Products
Merrem/Meronem (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious hospital acquired infections. Clinical studies are in place to support a supplementary new drug application in the US in 2004 aimed at securing an indication for skin and skin structure infections in 2005.

Pipeline
Our R&D facility in Boston, US is progressing a range of projects using traditional, structural and genomic based technologies to deliver innovative antibacterial agents to the infection pipeline.

In June 2003, our new R&D facility opened in Bangalore, India. Work there is dedicated to finding a new treatment for tuberculosis, an infectious disease that is newly diagnosed in approximately two million people every year in India and over eight million people worldwide.

Performance 2003
Reported performance
Sales grew by 8% on a reported basis, rising by $36 million from $440 million to $476 million.

Underlying performance
Sales of Merrem grew steadily by a further 16% for the year to $346 million. Growth was largely attributable to sales outside the US, which were up 19% to $283 million. In the US sales grew by 7% to $63 million.

Performance 2002
Reported performance
Infection sales rose from $398 million in 2001 to $440 million in 2002, a reported increase of 11%.

Underlying performance
The underlying performance of 11% growth was driven by sales of Merrem which grew by 26% for the full year to $285 million, chiefly on the 31% increase in sales outside the US. In the US sales grew by 9% to $59 million. Other infection products declined by 9%.

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	21

Geographic Review	Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 31, together with the reasons for its use.

Geographic sales performance
			2003			2002	2001	2003 compared to 2002		2002 compared to 2001

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

US	8,747	(608)	4	9,351	868	–	8,483	(6)	(6)	10	10

Europe	6,709	75	939	5,695	244	213	5,238	2	18	5	9

Japan	1,189	129	83	977	181	(55)	851	14	22	21	15

ROW	2,204	294	92	1,818	215	(47)	1,650	16	21	13	10

Total	18,849	(110)	1,118	17,841	1,508	111	16,222	–	6	9	10

North America

US
Sales fell by 6% ($604 million) in 2003 from $9,351 million to $8,747 million following the loss of $2,646 million in sales to generic competition for Losec/Prilosec, Zestril and Nolvadex. The US remains the world’s largest market for pharmaceuticals and US consumers continue to drive demand and reward innovation especially for medicines that prolong, or improve the quality of, life. Our sales in the US of $8.7 billion reflect our commitment to driving growth in this key market. The US represents 46% of our total sales. AstraZeneca is currently the fifth largest pharmaceutical company in the US with our sales representing a 5% share of US prescription pharmaceutical sales. Underpinning our success in the highly competitive US market were the top-tier performances of Nexium, Seroquel and Toprol-XL, with combined sales of $4.5 billion. Nexium surpassed the $2 billion sales mark and now holds the position of the fastest growing PPI in terms of total prescriptions in a highly competitive market. Total US sales were $2,477 million for 2003 ($1,525 million for 2002) and total Group sales were $3,302 million for 2003 ($1,978 million for 2002). Toprol-XL became the most prescribed anti-hypertensive among cardiologists and Seroquel continued to gain share in the atypical anti-psychotic market. Other key growth products, including Arimidex, Pulmicort Respules and Rhinocort Aqua, outperformed the market in both sales and prescriptions. As expected, sales of Losec/Prilosec continued to decline as four more generic versions of omeprazole entered the market and Proctor & Gamble launched the first over-the-counter (OTC) version of the brand Losec/Prilosec OTC. Iressa was launched in May and has become an important medicine in the treatment of non-small cell lung cancer. Crestor was launched in September into the intensely competitive lipid-lowering market and is now already the third largest statin in the US for patients who took statin therapy for the first time or who switched from another statin. We submitted our regulatory package for Exanta for chronic indications to the FDA in December 2003.

Our US sales force of 5,700 people is the sixth largest in the US. Investment in technology, strategic realignment and award winning training has significantly increased productivity and customer satisfaction.

During 2003 we entered into an arrangement whereby, from January 2004, a third party will manage the promotion, marketing and distribution of all Zomig formulations to provide greater field force coverage in this key market.

In 2003, we settled the investigation into the sales and marketing of Zoladex between 1993 and 1996 with the Department of Health & Human Services. This involved the payment of $355 million and, under the terms of the settlement, the Company pleaded guilty to one count of violating the Prescription Drug Marketing Act. In addition, our sales and marketing function and all other relevant employees received additional code of conduct and policy training as part of the Corporate Integrity Agreement with the Office of Inspector General of the US Department of Health & Human Services. Further information is set out on page 104.

Efficiency and effectiveness
In 2003, we undertook and completed a number of projects focused on efficiency and effectiveness.

We restructured our commercial organisation from a therapy area to a brandled structure, adding new business units dedicated to emerging brands and mature products. We consolidated the number of advertising agencies we use, resulting in substantial cost-savings for the business.

We also established a new External Scientific Affairs function dedicated to enhancing relationships with key opinion leaders, academic and healthcare institutions and importantly, the FDA. Plans are also underway to locate an office close to the FDA to share scientific expertise on areas of common interest to the FDA.

Passage of a Medicare prescription drug benefit
In November 2003, the US Congress passed bipartisan legislation to add a prescription drug benefit to the Medicare programme. This new legislation is the first major change to Medicare in nearly 40 years. The drug benefit programme will take full effect in January 2006 although discount cards will be available in 2004 and 2005. We believe aspects of the law will have a positive incremental impact on patients and the industry in 2004. The final regulations for the law’s implementation in 2006 and market forces will ultimately determine the full effect on our business.

We anticipate that the issue of cross border movement of products into the US and coverage for the uninsured will remain contentious among politicians, the media and special interest groups during 2004. We will continue to provide free and discounted medicines to qualifying patients through our Prescription Partnership Programmes. State Medicaid programmes will continue to be a challenge to the market in the US but innovative partnering opportunities with key states are in development to mitigate downward pressures on reimbursement.

Back to Contents

22	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Geographic Review continued

Canada
In 2003, underlying sales growth in Canada was 14% (reported growth of 25%) with total sales of US$712 million. We rank number three in Canada with a 7% market share. Canada was the first market to launch Crestor and it has already achieved 45% of new prescriptions in the private payer market. Iressa was also launched in late 2003. Symbicort and Nexium continued their strong performance as they both built market share. Atacand and Seroquel continued to enjoy double digit growth with underlying increases of 29% and 42% (reported growth of 44% and 55%) respectively. The oncology group grew 13% due to the continued success of Casodex and Arimidex. AstraZeneca ranks number one in Canada in oncology with a 21% market share.

Rest of the World
Europe
The market environment in Europe is increasingly challenging with governmental initiatives being taken to cut prices, particularly in Germany, Italy and the Netherlands. Generic substitution in Europe is being encouraged through legislation and in 2003, this has been particularly emphasised in France and the Netherlands. AstraZeneca is ranked fifth in the European pharmaceutical market with a market share of 5%. Sales reached $6.7 billion for the year resulting in an underlying 2% increase in Europe (18% reported growth). Strong sales performance in France (up 9% on an underlying basis and 28% on a reported basis to $1.5 billion) and Spain (up 12% on an underlying basis and 32% on a reported basis to $616 million) offset declining sales in the UK, the Netherlands and Sweden. Our increased focus in central and eastern Europe has resulted in a strong growth (19%) ahead of market growth for 2003.

Our sales growth in Europe was driven particularly by Nexium (+55% underlying, +80% reported), Symbicort (+53% underlying, +77% reported), Casodex (+20% underlying, +40% reported), Arimidex (+40% underlying, +63% reported) and Seroquel (+40% underlying, +60% reported) which offset the impact of patent expiries, specifically Losec/Prilosec, Plendil and Zestril in the UK, Sweden and the Netherlands. The underlying decrease in sales in Europe of these three products amounted to $390 million of which Losec/Prilosec alone accounted for $305 million. This decrease was offset by the effects of exchange of $210 million and $149 million, respectively.

Crestor has exceeded expectations in most countries where it has been launched. In sales value, Crestor is, after seven months, the most successful product launch ever in the UK and the Netherlands. We have also seen strong uptake of market share for total prescriptions, particularly in the Netherlands, Ireland and Finland.

The transformation of our portfolio due to strong contribution of new products and the fast development of central and eastern European markets constitute a solid platform for future growth.

Japan
We continued to be the fastest growing major pharmaceutical company in Japan. AstraZeneca was ranked 14th by sales at the end of 2003. Sales reached $1,189 million, up from $977 million in 2002. A strongly performing product range in oncology including Arimidex, Casodex and Iressa, plus continued strong growth in Losec/Prilosec (up 39% on an underlying basis and 50% on a reported basis) drove an underlying 14% sales growth and a reported growth of 22%. After a weak first quarter, Iressa sales in Japan grew steadily in 2003. The growth is based on growing experience in Japanese patients and increasing confidence in second line treatment among oncology specialists. We have initiated a number of studies to further investigate the use of Iressa in Japan and will continue to work with the Ministry of Health, Labour and Welfare to ensure that Iressa is used appropriately in all patients who can be expected to benefit from the drug.

Asia Pacific (excluding Japan)
During 2003 we have achieved continued strong sales growth in the region despite the impact of the SARS outbreak earlier in the year. Sales reached $918 million with an underlying growth rate of 18%. Our continued investment in China, which resulted in above market performance (+37% on both underlying and reported basis), included increased manufacturing and commercial capability. Strong growth also continued in South Korea and India. Across the region the GI portfolio performed strongly. In Australia, Nexium sales grew strongly (+229% underlying, +279% reported) and its market share reached 25% in December. Crestor and Iressa were successfully launched in a number of markets in Asia Pacific during 2003. This region represents an area of potential continued high growth for the future.

Latin America
The region has during 2003 continued to grow strongly with 17% underlying growth (6% on a reported basis) and sales reaching $515 million. Mexico with 24% underlying growth (12% reported) and Venezuela with 44% underlying growth (15% reported) provided strong sales growth with AstraZeneca being the fastest growing major pharmaceutical company in those countries. In Brazil, Chile, Uruguay and Peru, we grew significantly above market growth.

Crestor was successfully launched in, among others, Mexico, Argentina and Venezuela and it rapidly achieved a 24% volume market share in Mexico six months after its launch.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	23

Research and Development (R&D)

R&D continues to focus on improving the productivity and efficiency of new drug discovery and development. We are simplifying our processes and continually review our plans and decision-making. We have streamlined portfolio reviews and target our strategic investment on areas directly linked to increased quality and output of new products.

In Discovery, we aim to increase the output of high quality candidate drugs (CDs) with a lower risk of failure in development. In Development, we aim to develop better drugs faster.

During 2003 we significantly increased the number of new Discovery projects, delivered a more consistent flow of good quality CDs, progressed a greater number of products to a robust clinical proof of principle stage and increased the number of drugs reaching human testing.

As described in the Development Pipeline table on pages 24 and 25, we now have 12 projects in phase 2 and 28 projects in phase 3 development.

AstraZeneca employs around 11,600 people in R&D. We have six major joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France which focus only on discovery, and a facility in Japan for development only. These resources are complemented by clinical development at 43 sites around the world. In 2003, our R&D investment totalled $3.5 billion.

R&D remains an integrated, project driven organisation. Our approach is therapy area led with scientific, medical, technical and ethical input and control being provided by large, multi-skilled Discovery and Development organisations. This offers a number of advantages including sharing of best practice in terms of science and technology and efficient use of resources across a multi-site, global organisation.

We remain focused on meeting our objectives of delivering new, medically important and commercially successful products to the market every year.

Discovery
Our Discovery organisation consists of highly skilled scientists working together across boundaries to gain critical mass efficiencies and exchange of ideas and project opportunities.

Specialised groups in Safety Assessment and Process R&D work across all research areas, starting in Discovery and following projects through to Development and lifecycle management initiatives. Our strategic effort to significantly upgrade the links between clinical medicine and basic science (‘Discovery-Medicine’) is already proving to be valuable to the drug discovery process. Discovery-Medicine helps us gain a better understanding of human diseases and how future drugs will work to prevent and treat those diseases. We also continue to introduce more stringent safety and drug metabolism/pharmacokinetic testing earlier in the process, in order that CDs chosen for development are more likely to succeed.

During 2003, a further 15 CDs were selected (11 in 2002) and, in addition, 10 early development projects reached the stage of human testing (six in 2002).

Our global knowledge exchange system, which serves all Discovery sites maximises the benefits of the latest communication and informatics technologies. Our global Enabling Science and Technology group continues to support all research areas with skills in compound management, natural product screening, structural chemistry, bio-imaging, genetics, transgenics, protein science and informatics. New enabling technologies for drug searching have been introduced and a global compound collection enhancement project is ongoing.

We continue to invest in R&D facilities in line with our strategy. New or upgraded laboratory facilities were opened in 2003 in Sweden, the UK, the US and India. Recruitment of highly skilled new staff continues alongside the ongoing training and development of existing employees.

Development
Our Development organisation consists of people skilled in clinical research, regulatory affairs and pharmaceutical development. We believe that efficiencies are achieved from global working applied flexibly across the business. Our therapy area led product teams represent a matrix of all relevant functional skills and experience needed for robust, rapid drug development.

Our product focus in 2003 was to complete the development programmes and deliver the regulatory support required for the approval of Exanta and approval and launch of Crestor and Iressa. We also placed high priority on successful delivery of lifecycle management programmes designed to optimise growth of key marketed products including Nexium, Seroquel and Symbicort.

We continue to focus on improving our productivity and speed of product development. Significant e-based clinical and regulatory systems were introduced in 2003 that significantly increase the speed of access to data worldwide and reduce regulatory file preparation and submission timelines. These activities will be continued and extended.

Collaborations
To complement our in-house R&D capabilities, over 200 new collaborations have been entered into in 2003 with leading academic centres and biotechnology companies.

We entered into a collaboration with Abgenix Inc. with the aim of discovering fully humanised monoclonal antibodies for the treatment of cancer. This arrangement is complementary to our major activity in small molecules and will allow us to tackle a broader range of targets. Abgenix will provide antibody expertise and will take projects into clinical trials. We will provide the cancer expertise that will guide the choice of targets, the properties required out of the candidate drugs and clinical development.

Other examples of external collaborations include those with the University of Dundee and the University of Gratz as well as with, among others, Sumitomo Pharmaceuticals Co., Ltd., NeoGenesis Pharmaceuticals, Inc., Cytokinetics, Inc., Biosignal Inc. and Array Biopharma.

Back to Contents

24	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Development Pipeline

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

			PC	1	2	3	MAA	NDA
Cardiovascular

NCEs

Exanta	thrombin inhibitor	prevention of VTE					Approved*	Filed

Exanta SC formulation	thrombin inhibitor (sc)	prevention of VTE					Approved*	>2006

Galida	PPAR agonist	diabetes /metabolic syndrome					2006	2006

AZD6140	ADP receptor antagonist	arterial thrombosis					>2006	>2006

AZD7009	ARDA	atrial fibrillation					>2006	>2006

AZD9684	CPU inhibitor	thrombosis					>2006	>2006

AZD0837	thrombin inhibitor	thrombosis					>2006	>2006

AZD7806	IBAT inhibitor	dyslipidaemia					>2006	>2006

AZD6610		dyslipidaemia					>2006	>2006

AZD4619		dyslipidaemia					>2006	>2006

AZD0303		thrombosis					>2006	>2006

AZD8294		dyslipidaemia					>2006	>2006

Line Extensions

Atacand	angiotensin II antagonist	CHF outcomes (CHARM study)					2Q 2004	2Q 2004

		diabetic retinopathy					2006	2006

Crestor	statin	atheroma					2006	2006

		outcomes CHF					>2006	>2006

		outcomes renal					>2006	>2006

Seloken/Toprol-XL	beta blocker	HCTZ combination						1H 2005

Exanta	thrombin inhibitor	prevention of stroke in AF					Filed	Filed

		treatment of VTE					Filed	>2006

		arterial/post MI					>2006	>2006

* France, Reference Member State for the EU Mutual Recognition Procedure.

Gastrointestinal

NCEs

AZD0865	potassium-competitive acid blocker	acid related GI disease	>2006	>2006

AZD3355	inhibitor of TLESR	GERD	>2006	>2006

AZD7371		functional GI disorders	>2006	>2006

AZD9343	inhibitor of TLESR	GERD	>2006	>2006

Line Extensions
Nexium	proton pump inhibitor	NSAID GI side effects – symptom resolution	Promotable*	Filed

		parenteral formulation	Approved	Filed

		NSAID GI side effects – healing and prevention	Filed	Filed

		extra-oesophageal reflux disease	>2006	>2006

*Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen or rofecoxib” was approved.

Infection

Line Extensions

Merrem	carbapenem antibiotic	skin and soft tissue infections		2Q 2004

Neuroscience

NCEs

Cerovive	free radical trapping agent	stroke	2006	2006
previously NXY059

ZD0947	K+ channel opener	overactive bladder	>2006	>2006

AR-A2	5HT1Bantagonist	anxiety/depression	>2006	>2006

AZD4282	NMDA antagonist	neuropathic pain	>2006	>2006

AZD4750	chemokine receptor inhibitor	multiple sclerosis	>2006	>2006

AZD5455		anxiety disorders	>2006	>2006

AZD0328	alpha-7 nicotinic receptor agonist	Alzheimer’s disease	>2006	>2006

AZD2858		Alzheimer’s disease	>2006	>2006

AZD3102		Alzheimer’s disease	>2006	>2006

Line Extensions

Zomig	5-HT1B/1Dreceptor agonist	nasal spray	Launched	Launched

Seroquel	D2/5HT2antagonist	bipolar mania	Approved	Approved

		sustained release	2H 2005	2H 2005

		bipolar maintenance	2006	2006

		bipolar depression	2006	2006

		granules	>2006	>2006

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	25

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

			PC	1	2	3	MAA	NDA
Oncology

NCEs

Faslodex	oestrogen receptor antagonist	2nd line advanced breast cancer					Filed	Launched

Iressa	EGFR-TK inhibitor	NSCLC					Filed	Launched

ZD6474	angiogenesis inhibitor (VEGFR-TKI)	solid tumours					>2006	>2006

ZD4054	endothelin A receptor antagonist	solid tumours					>2006	>2006

ZD6126	vascular targeting agent	solid tumours					>2006	>2006

AZD2171	angiogenesis inhibitor (VEGFR-TKI)	solid tumours and haematological malignancies					>2006	>2006

AZD3409	farnesyl-transferase inhibitor	solid tumours					>2006	>2006

AZD0530	SRC kinase inhibitor	solid tumours					>2006	>2006

AZD5438	selective cyclin dependent kinase inhibitor	solid tumours					>2006	>2006

AZD4440	vascular targeting agent	solid tumours					>2006	>2006

AZD9935	angiogenesis inhibitor (VEGFR-TKI)	solid tumours					>2006	>2006

AZD0424	SRC kinase inhibitor	solid tumours					>2006	>2006

AZD1152	aurora kinase inhibitor	solid tumours					>2006	>2006

AZD6244	MEK inhibitor	solid tumours					>2006	>2006

Line Extensions

Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer					>2006	>2006

Iressa	EGFR-TK inhibitor	head and neck cancer					2006	2006

		breast cancer					>2006	>2006

		colorectal cancer					>2006	>2006

Respiratory and Inflammation

NCEs

AZD9056	ion channel blocker	rheumatoid arthritis	>2006	>2006

AZD8309	chemokine receptor antagonist	rheumatoid arthritis	>2006	>2006

AZD8309	chemokine receptor antagonist	COPD	>2006	>2006

AZD9056	ion channel blocker	COPD	>2006	>2006

AZD3342	protease inhibitor	COPD	>2006	>2006

AZD0902	ion channel blocker	COPD	>2006	>2006

AZD0902	ion channel blocker	rheumatoid arthritis	>2006	>2006

AZD9056	ion channel blocker	osteoarthritis	>2006	>2006

AZD8955	collagenase inhibitor	osteoarthritis	>2006	>2006

AZD3778		asthma/rhinitis	>2006	>2006

AZD6067		COPD	>2006	>2006

AZD2098		asthma	>2006	>2006

AZD1981		asthma	>2006	>2006

Line Extensions

Symbicort Turbuhaler	inhaled steroid/fast onset, long-acting beta2 agonist	single therapy for asthma	Filed

Symbicort pMDI	inhaled steroid/fast onset, long-acting beta2 agonist	asthma	2Q 2004	2005

		COPD	2Q 2004	>2006

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, some compound information has not been disclosed at this time.

Compounds in development are displayed by phase.

Abbreviations:
5HT – 5-hydroxytryptamine (serotonin)
5HT1B – 1B subtype of 5HT receptor
5HT1D – 1D subtype of 5HT receptor
5HT2 – 2 subtype of 5HT receptor
ADP – adenoside diphosphate
AF – atrial fibrillation
ARDA – atrial repolarisation delaying agent
CHF – congestive heart failure
COPD – chronic obstructive pulmonary disease
CPU – carboxy peptidase-U
D2 – 2 subtype of dopamine receptor
EGFR-TKI – epidermal growth factor receptor-tyrosine kinase inhibitor
GERD – gastro-oesophageal reflux disease
GI – gastrointestinal
HCTZ – hydrochlorothiazide
IBAT – ilial bile acid transport
K+ – potassium
MAA – marketing authorisation application (Europe)	MEK – mitogen activated (extra-cellular signal-regulated kinase) kinase
MI – myocardial infarction
NCE – new chemical entity
NDA – new drug application (US)
NMDA – N-methyl-D-aspartate
NSAID – non-steroidal anti-inflammatory drug
NSCLC – non-small cell lung cancer
PC – pre-clinical: candidate drug accepted for development but not yet administered to man
pMDI – pressurised metered dose inhaler
PPAR – peroxisome proliferator-activated receptor
sc – subcutaneous
TLESR – transient lower oesophageal sphincter relaxations
VEGFR-TKI – vascular endothelial cell growth factor receptor-tyrosine kinase inhibitor
VTE – venous thromboembolism
>2006 – not earlier than 2007	Discontinued projects:
AZD1134 – anxiety/depression
AZD3582 – acute/chronic nociceptive pain
AZD4717 – acute/chronic nociceptive pain
AZD5106 – overactive bladder
AZD0275 – rheumatoid arthritis/COPD
AZD7140 – rheumatoid arthritis/COPD
Oxis pMDI – asthma

Back to Contents

26	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Commercialisation and Portfolio Management

AstraZeneca continues to have one of the most competitive product portfolios in the pharmaceutical industry, supported by a robust new product development pipeline. Maintaining the quality of AstraZeneca’s portfolio requires careful prioritisation to manage both the progression of promising compounds from development to market place and to maximise the value of high potential marketed products.

We are committed to organic growth, but in common with other leading pharmaceutical companies, our licensing activities seek to bring in new products and/or technologies and to support growth products in a cost-effective manner.

The proven ability to bring major primary care products to market, replacing revenues lost due to patent expiry, is integral to the ongoing success of the Company. Product Strategy & Licensing (PS&L) provides commercial leadership, while working closely with R&D and our major marketing companies, to manage the commercial aspects of drug development and to co-ordinate our global product marketing strategy.

To ensure the success of our medicines, we must address unmet medical needs, find novel solutions, minimise technical risk and maximise commercial opportunity. PS&L is responsible for selecting the appropriate products for investment, developing effective marketing platforms to create market place awareness in time for new product launches and directing the creation and delivery of product marketing strategies that successfully align global and national plans.

Target product profiles (TPPs) for each new product are clearly defined at a very early stage in Discovery in order to both set parameters for R&D activity and to help shape the marketing strategy of the Company. Among the factors considered in developing a TPP are product features and benefits, medical and health outcomes information, positioning, demonstration of value and the competitive environment.

We have clearly defined lifecycle management programmes for all our products, which maximise not just the commercial potential of the brands, but also the value they bring to patients’ lives. In addition, our customer base has broadened over the past year and our marketing programmes have widened accordingly to take account of every aspect of building global brands.

Our products have to bear scrutiny in relation to clinical efficacy and safety as well as value and ease of use for patients. Efficient pharmaceutical development requires transparent, quality assured processes which are acceptable to regulatory authorities plus the use of complementary new technologies and strategic outsourcing. We use internet-enabled processes and external partnerships to simplify the processes for our clinical trials, and internally, we exploit best use of document exchange sites and intranets to share knowledge and improve effectiveness and efficiency.

The internet also efficiently expands our channels of communication with patients and doctors. We use e-business opportunities to strengthen our relationships with key stakeholders and to improve our overall speed and effectiveness.

We are also utilising our knowledge and expertise to share medical and disease information and best practice with health professionals and, where allowed, with patients themselves.

To maximise the potential for empowering patients and patient groups, we have developed an e-learning programme which provides our marketing companies with a comprehensive range of resources with which to share disease and therapy information with healthcare practitioners, leading medical specialists and patients. In addition, a portfolio of online learning modules has been developed for employee use, deepening our own knowledge and awareness of key disease areas to better serve our customers.

We monitor market and industry trends to assess implications for our sector and for AstraZeneca in particular. Besides being driven by external environmental factors such as advances in science and technology, unmet medical needs and an ageing population, we need to meet future challenges such as pricing pressures and access to medicines. A sharp focus on threats and opportunities ensures we continue to deliver a commercially successful result from a pharmaceuticals business that maintains its competitive position by developing new, innovative and cost-effective products from our R&D and in-licensing activities, which add value for healthcare professionals and our patients.

Our products are marketed primarily to physicians (both general and specialist) as well as to other healthcare professionals. Marketing efforts are also directed towards explaining the economic and therapeutic benefits of our products to governments and healthcare buying groups, for example, managed care organisations in the US, trust hospitals and budget-holding medical groups in the UK and other organisations which pay for healthcare costs in various countries. In the US, we invest a significant amount of money in direct-to-consumer advertising campaigns for certain of our products.

AstraZeneca’s principal competitors are other international, research-based pharmaceutical and biotechnology companies which also sell branded, patent protected, prescription pharmaceuticals.

Following patent expiry, our products also compete with generic pharmaceuticals. Competition with generic pharmaceuticals is principally on price since generic pharmaceutical companies typically incur only limited R&D costs compared to those of research-based companies such as AstraZeneca.

Our ability to maintain and enhance our competitive position in our chosen therapy areas depends mainly on our development of new, innovative, cost-effective products from our R&D and in-licensing activities, the manufacture and supply of products to high quality standards and the effective marketing of products to our global customer groups.

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	27

Supply and Manufacturing

With 31 manufacturing sites in 20 countries and almost 16,000 employees worldwide, our Operations organisation provides secure, high quality, cost-effective supply of AstraZeneca’s product range globally. We measure our performance using four key metrics: customer service, supply capability, cost efficiency and licence to operate.

Customer service
The fast and effective introduction of new products is key to success. Our supply chains are designed to maximise flexibility. For example, in the US, Crestor was available to wholesalers within three days of FDA approval and the majority of retail stores were stocked within nine days. All other major products and line extensions were also successfully supported with supplies available to meet market demand. Process improvements, additional capacity investments and the effective use of external contractors ensure the secure and effective supply of established products. As part of our overall risk management, we carefully consider the timing of investment relating to the launch of new products. Secure supply chains are in place for all products in late stage development.

Supply capability
Our strategy remains to operate a small number of sites for the manufacture of active ingredients and combine it with effective use of outsourcing. AstraZeneca has active ingredient sites in the UK, Puerto Rico, Sweden and France and a bulk drug purification plant in Germany. Around 1,750 people are employed in active pharmaceutical ingredient supply.

AstraZeneca’s major products include Nexium, Crestor, Seroquel and Losec/Prilosec and these are manufactured in the US, the UK, Puerto Rico, Sweden and France.

Principal formulation sites for tablets and capsules operate in six countries – the UK, Sweden, Puerto Rico, France, Germany and the US. There are also major formulation sites for the global supply of parenteral and inhalation products in Sweden, France and the UK. Packaging is undertaken at a large number of locations, both at AstraZeneca sites and at contractors’ facilities, located close to our marketing companies to ensure rapid and responsive product supply. Around 13,000 people are employed in formulation and packaging.

Capital expenditure on supply and manufacturing facilities totalled $496 million in 2003. New plant included additional active ingredient capacity for Crestor in the UK, formulation capacity for Crestor in Puerto Rico and additional capacity for Pulmicort in the US. Plans are in place to expand capacity in the US, France, Sweden and Puerto Rico to meet the growing demands of our product portfolio including Symbicort, Pulmicort Respules and Crestor.

Raw materials
AstraZeneca’s global purchasing policies and processes together with our business interruption risk management (BIRM) process are aimed at ensuring the supply of raw materials, manufacturing equipment and other key supplies, all of which are purchased from a range of suppliers. The BIRM process systematically examines a range of risk scenarios to global supply, such as disasters that remove supply capability or the unavailability of key raw materials and ensures that these risks are mitigated by the implementation of contingency plans, including the appointment of dual or multiple suppliers and maintenance of appropriate stock levels. Although the price of raw materials may fluctuate from time to time, our global purchasing policies seek to avoid such fluctuations becoming material to our business.

Cost efficiency
2003 saw the continued implementation of the new AstraZeneca supply system which has demonstrated benefits in the first year of operation, with higher customer service levels, reduced manufacturing lead times and consequently reduced requirements for the build up of stock. The programme was implemented in the US, the UK and Sweden and will be extended to the rest of the supply network in 2004. Due primarily to exchange effects, underlying improvements in stock levels are not readily apparent from the published financial statements.

Cost efficiencies are also driven by continuous review of our manufacturing assets to make sure that they are being used most effectively, whilst preserving the flexibility we need to respond to fluctuations in demand. A number of older units were closed during the year and our facility in Sanda (Japan) was sold. A decision was also taken to close a sterile production facility in Canada. We will continue to make further adjustments to our manufacturing base to ensure optimum utilisation of production facilities.

The new supply system has also increased the focus on managing costs throughout the product lifecycle. Product supply chains are being modelled with a view to targeting cost of goods reductions through improving yields, undertaking process changes and adjusting buying patterns to reduce material costs. Stock levels and stock turns are also being modelled for major products with a view to targeting stock reductions to improve working capital utilisation.

Licence to operate
We are committed to delivering a secure basis for assured product quality that ensures both the safety and efficacy of our medicines. As part of this, the outcomes of routine internal inspections as well as those by regulatory authorities are rigorously reviewed and, if required, actions taken to further enhance compliance. Device presentations of inhalation products present manufacturing challenges and where appropriate, like other manufacturers, we keep these under review with relevant regulators. The results of all external inspections carried out during 2003 were satisfactory and we did not experience any delays to approvals due to regulatory compliance issues at our sites or those of our contractors.

Safety, health and environment (SHE) operating standards are increasingly stringent with regulators placing particular emphasis on environmental issues and the safety of chemicals. AstraZeneca’s manufacturing sites operate under various licensing regimes and we are focused on meeting all regulatory requirements and current good practice standards. There are currently no environmental issues that constrain AstraZeneca from fully utilising any sites. We are making steady progress against our targets for the reduction of waste and energy usage and the level of accidents with injury is falling. Our aim for continuous improvement includes learning from incidences of non-compliance and sharing best practice to further promote high standards.

Further information and statistics about our SHE performance can be found in the separate 2003 Corporate Responsibility Summary Report or on our website: astrazeneca.com.

Back to Contents

28	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Other Businesses	Main Facilities	Intellectual Property

Astra Tech
Astra Tech is engaged in the R&D, manufacture and marketing of medical devices and implants for use in healthcare, primarily in urology and odontology, as well as in surgery and diagnostic radiology. Astra Tech has a leading position in several countries in Europe and is expanding its operations in key markets, particularly in the US.

All products showed good sales growth, in particular the Dental Implant System, which is gaining market share in several key markets. Further investments have been made in R&D, clinical research and new production facilities to strengthen the product portfolio and in the US in sales and marketing.

Salick Health Care
Salick Health Care (SHC) is a leading provider of outpatient oncology management and consulting services. Ownership of SHC provides AstraZeneca with a unique window on the provider sector of the US oncology market and access to many leading oncologists.

SHC manages full-service outpatient comprehensive cancer centres in affiliation with major teaching and community hospitals in California, Florida and New York and is affiliated with a large network of over 120 physicians, working in specialised areas such as medical, radiation and surgical oncology.

In 2003, SHC continued to perform well in its cancer centre management business with positive profit and cash contributions and is actively pursuing new growth opportunities. During the year, SHC announced a long term agreement for the provision of services to NYU Hospitals Center and signed an agreement with Boca Raton Community Hospital in Florida for management of a Lynn Regional Cancer Center facility.

SHC also continued the development of its innovative clinical research network to improve patient care and cancer treatment. The SHC Research Network is conducting a growing number of centrally co-ordinated phase 2 and 3 clinical trials.

AstraZeneca owns and operates numerous production, marketing and R&D facilities worldwide. Our corporate headquarters are in London, UK and our R&D headquarters are in Södertälje, Sweden.

Our principal R&D facilities are in the UK (Alderley Park and Charnwood); Sweden (Lund, MöIndal and Södertälje); the US (Boston, Massachusetts and Wilmington, Delaware); Canada (Montreal, Quebec); and India (Bangalore). Other R&D activity is carried out at Macclesfield and Avlon in the UK and Reims in France.

Out of a total 31 manufacturing sites in 20 countries, our principal manufacturing facilities are in the UK (Avlon and Macclesfield); Sweden (Snäckviken and Gartuna, Södertälje); the US (Newark, Delaware and Westborough, Massachusetts); Australia (North Ryde, New South Wales); France (Dunkirk, Monts and Reims); Germany (Plankstadt and Wedel); Italy (Caponago); Japan (Maihara) and Puerto Rico (Canovanas, Guayama and Carolina).

Bulk drug production is concentrated in the UK, Sweden, France and Puerto Rico.

Substantially all of our properties are held freehold, free of material encumbrances and we believe such properties are adequate for their purposes.

During 2003, AstraZeneca invested $3.5 billion in R&D activities. Obtaining adequate protection for the intellectual property associated with these activities continues to be a key business imperative. The range of protection includes patents, trade marks, design registrations, copyrights and internet domain name registrations.

Our policy is to seek patent and/or other appropriate intellectual property protection for all of the inventions and innovations of significant commercial value, which arise from our drug discovery, development, manufacturing, marketing and other business activities. It is also our policy to apply for intellectual property protection for all inventions and innovations being created as a result of the investments in R&D throughout the AstraZeneca organisation.

This policy is designed to provide each of our new products with an effective portfolio of valid, enforceable patent and other intellectual property rights in all significant markets to protect unauthorised competition during commercialisation. This shield of intellectual property rights extends to those areas of target identification, genomics and other research technologies in which we invest significant resources. The adequacy of the patent, design, trade mark and domain name portfolio for individual products is kept under review during product development, clinical evaluation and marketing so that, wherever possible, additional protection may be sought for new applications and other developments. The therapy area focus of our R&D operating model allows appropriate intellectual property strategies to be formulated and regularly updated from an early stage in product development.

We vigorously defend our intellectual property rights, including taking appropriate infringement action in various courts throughout the world.

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review	29

Industry Regulation

Our products are subject to numerous regulations concerning their safety and efficacy. In many cases, governments also fix their price and/or restrict access to reimbursement. The degree and scope of regulation varies according to the product and countries concerned. Regulations governing prescription pharmaceuticals are stringent and manufacture and marketing are normally conditional upon regulatory approval. Registration processes are complex and time-consuming and involve significant expenditure. Regulation is concerned not only with a product’s chemical composition, but also with matters such as manufacturing, handling, packaging, labelling, distribution, promotion and marketing.

AstraZeneca routinely participates in various industry associations and other bodies which, among other things, seek to ensure that those implementing legislation and regulations affecting pharmaceutical companies are fully informed as to its impact.

Product regulation
Before a pharmaceutical product is approved for marketing, it must undergo exhaustive and lengthy clinical trials. The process of developing a new pharmaceutical product, from discovery to launch in the market, can take up to 12 years, but this period varies considerably in different cases and countries. The time taken from submission of an application for marketing approval to launch of the product is typically one to two years.

After a product has been approved and launched, it is a condition of the product licence that all aspects relating to its safety, efficacy and quality must be kept under review. Depending on the country, fines and other penalties may be imposed for failure to adhere to the conditions of product licences. In extreme cases, the product licence may be revoked resulting in withdrawal of the product from sale. Promotional and marketing activities are also tightly controlled by regulations and self-regulating codes of ethical marketing practices.

During the marketing of a product, strict procedures must be in place to monitor, evaluate and report any potential adverse reactions. Where adverse reactions occur or it is judged that they may occur, changes may be required to prescribing advice and to the product licences. In extreme cases, the product licence may be revoked resulting in withdrawal of the product from sale.

Manufacturing plants and processes are subject to periodic external inspection by regulators as part of their monitoring procedures to ensure that manufacturers are complying with prescribed standards of operation.

Price regulation
Prescription medicines are subject to government controls on price and reimbursement which operate in most countries in which we sell our products. This can result in large price differentials between markets, which may be further aggravated by currency fluctuations.

US
Currently, there is no direct government control of prices for non-government drug sales in the US. Federal legislation mandates minimum discounts to US government agencies purchasing drugs for the active military, military veterans and other selected populations. Providing these substantial discounts to the US government is also a condition for the manufacturers’ drugs to be reimbursed by state Medicaid programmes and an additional rebate is required if manufacturer price increases after 1990 exceed the increase in inflation.

In addition, certain states have taken action to require additional manufacturer rebates on Medicaid drug utilisation for the indigent population.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 was signed into law in December. The legislation adds a prescription drug benefit for Medicare beneficiaries in 2006 and makes discount cards available in 2004 and 2005.

Europe
Most governments in Europe control the price and reimbursement of medicines after taking into account the medical, financial and social impact of a product. This budget-based approach reflects increasing constraints in overall healthcare spending. Governments increasingly require more assurance of value in their expenditures on medicines.

In several European countries, the pricing and reimbursement systems are being reviewed, with the aim of controlling and limiting drug budgets. This is an ongoing process that puts a downward pressure on pricing and reimbursement of medicines in Europe.

Japan
There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing product classes. All existing products are subject to a price review based on the market price at least every two years. In addition, products with generic competition are forced to further reduce prices by 4-6%. Regulations introduced in 2000 included an overseas price referencing system, under which prices can be adjusted according to the average price of four major countries (the US, the UK, Germany and France). Generally, if the US pricing environment remains unchanged, these regulations are likely to have a positive impact on pharmaceutical prices in Japan.

Product regulation: Astra Tech
Product registration and certified quality management systems form the basis of the regulatory environment relating to medical devices. In Europe, compliance with regulatory requirements involves the implementation and maintenance of a quality management system and, for certain products, a design dossier review. Medical devices in the US are regulated through a product registration requirement. Astra Tech continues to maintain a European and US compliant quality management system.

Product regulation: Salick Health Care (SHC)
The healthcare facilities to which SHC provides administrative and management services on behalf of certain hospitals are subject to extensive US federal, state and local legislation and regulations, such as those relating to the reimbursement and control of healthcare costs. The largest single component of SHC revenue continues to be fees that are affected by the reimbursement rates for healthcare services, which are set or regulated by federal or state authorities.

Back to Contents

30	AstraZeneca Annual Report and Form 20-F Information 2003	Operational Review

Corporate Responsibility (CR)

The trust and confidence of all our stakeholders, together with our reputation, are among our most valuable assets. Along with our commitment to competitiveness and performance, we will continue to be led by our core values to achieve sustainable success.

Management
Good corporate responsibility depends on the right level of commitment from all employees, led by the AstraZeneca Board and Senior Executive Team, who approve the strategic direction, and our senior management, who are accountable for the development and implementation of appropriate programmes in their areas of responsibility. During 2003, we continued to integrate CR into business processes and consolidate the framework for local implementation of our global standards to ensure consistent and appropriate behaviour worldwide. Based on the global CR policy, local implementation programmes are required to take account of regional, site or functional priorities and objectives.

Monitoring progress
We have for some time had processes in place for monitoring our economic, environmental, safety and health performance. More recently, we have been focusing on developing key performance indicators (KPIs) in other areas of social responsibility. We are continually exploring the ways in which we can meaningfully benchmark our performance.

Auditing compliance
In 2003, we included a formal requirement to develop local CR implementation plans in our annual compliance report by senior management to the AstraZeneca Board (the ‘letter of assurance’). Alongside this, we are expanding our established safety, health and environment audit programme to include additional areas of CR. In 2003, 11 out of a total of 14 site audits included CR.

Corporate governance
During the year, we reviewed and refined our corporate governance controls to ensure that we are meeting new laws and regulatory requirements, including the ability to meet the appropriate executive certification requirements of the Sarbanes-Oxley legislation in the US and the changes introduced in 2003 by the revised Combined Code on Corporate Governance of the UK Financial Reporting Council.

AstraZeneca’s senior Non-Executive Director, Sir Peter Bonfield, was nominated in 2002 as the contact for investors wishing to raise high level concerns about any potential corporate governance issues.

We also reviewed, re-published and widely circulated internally our Code of Conduct (see page 138) to make sure that our stated codes of practice continue to be appropriate. Compliance with the Code of Conduct is mandatory and is monitored through the annual ‘letter of assurance’ process and Group Internal Audit reviews.

The Code of Conduct includes procedures for employees to raise integrity concerns, including a confidential telephone helpline number.

Priority action planning
Stakeholder expectations are constantly evolving and we continuously monitor our internal and external environment for issues relating to our business that affect or concern society today. We use a formal risk assessment process to identify both the opportunities and the challenges that these issues present and to plan the actions needed to ensure our response is appropriate and consistent. During the year, we added sales and marketing practices to our CR Priority Action Plan to ensure they continue to receive the appropriate high level of attention and that we develop ways of improving our global reporting in this area. The settlement of the Zoladex investigation in the US (see page 104) strengthened our commitment to delivering high standards of ethical behaviour in the marketing of our medicines worldwide.

Access to medicines
Each of AstraZeneca’s development products is reviewed independently in relation to pricing and access in all markets, so that plans can be put in place early for those which may be regarded as essential medicines, either because they address diseases prevalent in developing countries or because they are potentially a leading or unique product in their class, offering significant patient benefit in a serious or life threatening condition. In these circumstances, we aim to make arrangements to ensure patient access to these medicines through charitable donations, expanded access programmes or differential pricing.

While we support the concept of differential pricing in this context, we continue to seek safeguards that differentially priced products are not diverted from the patients who need them, to be sold and used in more affluent markets. Differential pricing can only be of benefit in countries where healthcare systems can deliver medicines to the patients that need them and ensure that they are used appropriately.

Research into neglected diseases of the developing world is essential to the effective treatment of these diseases in the future. AstraZeneca has recently made a substantial investment in new research facilities in Bangalore, India that are focused on finding a new treatment for tuberculosis, a major and increasing threat to life in developing countries. Should we be successful in identifying a potential new medicine, a key priority will be to develop it in partnership with governments, local organisations and international bodies, in order to achieve the earliest possible approval according to global standards. We hope that we can then again work in partnership with the relevant global and local organisations to ensure that any new treatment reaches the patients who need it.

In all cases of facilitating access to our medicines, we can only be successful if we can ensure that the product is not diverted away from those who need it and that we retain intellectual property rights, which enable us to protect our core business and provide for future investment in the discovery and development of new medicines for a wide range of diseases.

Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2003, our commitment in this area totalled $724 million at average wholesale price.

Community support
We aim to make a positive contribution to our local communities through charitable donations and sponsorships that help to make a difference. In particular, we make contributions that are consistent with our business of improving health and quality of life and which promote the value of science among young people.

In 2003, our spend on community support totalled $22 million, including charitable donations of over $5 million.

More information is available in the separate 2003 Corporate Responsibility Summary Report and on our website: astrazeneca.com.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	31

Financial Review

Introduction
The purpose of the Financial Review, together with the individual product performance in the relevant therapy area sections in the Operational Review on pages 9 to 30, is to provide understanding and analysis of our results for the year 2003 and of the progress made since 2002. It also provides details of material changes in financial performance between 2002 and 2001. The Financial Review describes:

>	Non-GAAP measures; page 31
>	Business background and major events influencing 2003; page 31
>	Future prospects; page 32
>	Sales by therapy area and operating profit 2001-2003 in tabular form; pages 32 and 41
>	Results of operations – summary analysis of year to 31 December 2003; page 32
>	Financial position; page 33
>	Liquidity and capital resources; page 34
Financial policies; page 34
>	Critical accounting policies and estimates; page 36
>	Off balance sheet transactions, contingent liabilities and commitments; page 38
>	New accounting standards; page 40
>	International accounting; page 40.

Additionally, in accordance with US requirements:

>	Results of operations – summary analysis of year to 31 December 2002; page 40
>	US GAAP information 2001-2003; page 42.

Non-GAAP measures
Growth rates in sales and operating profit, both in US dollar and percentage terms, are not referred to specifically in the Financial Statements but are discussed extensively elsewhere in this document. We measure, in part, our performance using financial growth rates and, accordingly, include them in our discussions here. External stakeholders, such as business analysts, also use these measures. In particular, to monitor performance internally, we use constant exchange rate or underlying growth, a non-GAAP measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. This measure removes the effects of currency movements to focus on the changes in product sales and expenses driven by volume, prices and cost levels relative to the prior period. We believe that these measures provide one of the most important insights into how our business is performing and our discussions in the underlying performance sections of this review use them. However, we recognise that these measures should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures which reflect all the factors that affect our business in the reported performance sections of this document. Underlying growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

Business background and major events influencing 2003
The business background is described in the Operational Review sections of this report. The following comments highlight how these and other factors affect our financial performance.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

> The risk of loss or expiration of patents and the potential adverse affect on sales volumes and prices from generic competition;
> The rate of sales growth and costs associated with new product launches, the timings of those launches and the risk that such new products do not succeed as anticipated;
> The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices. In other parts of the world there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels which are imposed by governments; and
> Currency fluctuations, which can significantly affect our results. Our functional and reporting currency is US dollars as this is our single largest currency but we have substantial exposures to other currencies, in particular significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs.

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

We discuss below the business events which were the most significant for our financial results.

In the last two years, our key challenge has been to effect a portfolio transformation whereby sales lost to patent expiries are replaced by new products and a new portfolio profile created. In 2003, the effect of this product portfolio transformation and prioritisation is clearly demonstrated by the fact that an underlying $3.0 billion ($2.8 billion on a reported basis) of sales lost to generic competition (Losec/Prilosec, Zestril and Nolvadex) have been compensated by the performance of our key growth and launch products. Sales from these growth and launch products amounted to $8.2 billion in 2003.

The US continues to be our largest market accounting for 46% of sales compared with 52% in 2002. This decline is due, in part, to Losec/Prilosec and Zestril facing generic competition for the whole of 2003, whilst the exclusivity Nolvadex enjoyed expired in February 2003. In the case of Losec/ Prilosec, supply constraints on generic producers during the first half of the year meant that their erosion of our market share, whilst significant, was restricted. However, combined with the effect of patients switching to Nexium, Losec/Prilosec sales declined by 70% compared with 2002. Zestril sales fell by 79% compared to 2002, a year which itself was lower than 2001 by 24%. Nolvadex sales fell by 88% to $41 million.

In Europe, underlying sales grew by 2% (reported growth of 18% including

Back to Contents

32	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

exchange effects of $939 million) and generated over 35% of our total sales, up from 32% in 2002. The weakening of the US dollar against the euro and other major European currencies contributed to this sales share increase. In Japan, underlying sales growth was 14% (reported growth of 22% including exchange effects of $83 million), accounting for over 6% of our sales whilst sales in the rest of the world grew by an underlying 16% (reported growth of 21% including exchange effects of $92 million). Further details are set out in the table on page 21.

Increased investment has continued in R&D and in selling and marketing activities. In both areas, prioritisation of resources across the portfolio is actively managed to avoid committing resources before opportunities are clear. R&D spend was particularly focused on completing the development programmes for Crestor, Iressa and Exanta. Selling and marketing resources were prioritised to recently launched and growth products such as Nexium, Crestor, Symbicort and Seroquel. Although we have increased investment, this has been accompanied by cost containment initiatives which have restricted underlying cost growth in these areas to just under 6%.

In 2003, we disposed of our ‘Quorn’ business, Marlow Foods. Further details are set out on page 88. We continue to have operations through Astra Tech (medical equipment) and Salick Health Care (healthcare services) and through our non-core joint venture, Advanta. Salick and Astra Tech have seen strong underlying performances in 2003 with sales growing by 21% and 12% (reported growth of 21% and 33%), respectively.

In 2002, we took a $350 million exceptional charge in respect of the US Department of Justice investigation into the sales and marketing of Zoladex in the US as we were in the process of negotiating with federal and state authorities a potential settlement of the criminal and civil actions. These negotiations were concluded successfully in the first half of this year, and a settlement of $355 million was made, with the extra $5 million charged to operating profit before exceptional items in 2003. Further details are set out on page 104.

Future prospects
Continued good performance from newer products should deliver strong sales and profit growth over the next several years as the impact of generic erosion on the business diminishes. We believe that our financial performance over this period is likely to rank amongst the best in the global peer group of large pharmaceutical companies.

Results of operations –summary analysis of year to 31 December 2003
The tables on this page show our sales by therapy area and operating profit for 2003 compared to 2002.

Reported performance
Our sales increased by 6% compared to 2002, rising from $17,841 million to $18,849 million. Operating profit before exceptional items fell from $4,356 million to $4,111 million, a decrease of 6%.

2003 saw our portfolio transformation substantially completed. We absorbed the full year effects of generic competition for Losec/Prilosec, Zestril and Nolvadex and, following the launch of Crestor and the planned launch of Exanta, the elements to drive sales and earnings growth in 2004 and beyond will be in place.

Sales by therapy area (2003 and 2002)
	2003 $m	Growth underlying $m	Growth due to exchange effects $m	2002 $m	Growth underlying %	Growth reported %

Cardiovascular	3,910	92	249	3,569	3	10

Gastrointestinal	5,943	(1,026)	305	6,664	(16)	(11)

Infection	476	10	26	440	2	8

Neuroscience	2,833	289	126	2,418	12	17

Oncology	2,743	177	197	2,369	8	16

Respiratory and Inflammation	2,261	275	168	1,818	15	24

Other pharma	152	75	12	65	115	134

Others	531	(2)	35	498	–	7

Total	18,849	(110)	1,118	17,841	–	6

Operating profit (2003 and 2002)

	2003 $m	Growth underlying $m	Growth due to exchange effects $m	2002 $m	Growth underlying %	Growth reported %

Sales	18,849	(110)	1,118	17,841	–	6

Cost of sales	(4,469)	211	(160)	(4,520)	(5)	(1)

Other operating costs	(10,469)	(537)	(724)	(9,208)	6	(14)

Other operating income	200	(55)	12	243	(23)	(18)

Operating profit	4,111	(491)	246	4,356	(11)	(6)

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	33

Underlying performance
Sales
After the effects of changing product mix, and excluding the effects of exchange, our underlying sales remained virtually unchanged. Our sales performance was affected by the loss of $3.0 billion underlying sales in Losec/Prilosec, Zestril and Nolvadex which was compensated by strong performances elsewhere in the portfolio. In particular underlying sales for key growth and launch products increased by $2.4 billion (up 45%) to $8.2 billion.

Gastrointestinal is still our largest therapy area, accounting for over 31% of total sales (down from over 37% in 2002); continued strong growth from Nexium, where sales grew by 62% to $3.3 billion, restricted the declines seen in the Losec/Prilosec area.

In Cardiovascular, Crestor sales were $129 million for the full year and Seloken/Toprol-XL sales exceeded the $1 billion mark for the first time (up 38% to $1,280 million); these performances more than offset the 50% decline in Zestril sales resulting in an overall underlying performance up 3%.

Despite the generic erosion of Nolvadex in the US, Oncology sales increased by 8% with Arimidex (up 46% to $519 million), Iressa (up 227% to $228 million) and Casodex (up 22% to $854 million) all mitigating the fall in Nolvadex sales (down 66% to $178 million).

Neuroscience growth was 12% driven by a 27% increase in Seroquel sales whilst Respiratory and Inflammation performance improved by 15% with the most significant performance from Symbicort (up 61%).

Although wholesaler stocking patterns continue to have an impact on the quarterly phasing of sales, for the year as a whole we estimate that changes in excess wholesaler inventories had little or no effect on sales growth. At the year end, we estimate that excess wholesaler inventories were well under $100 million.

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Operational Review.

Geographic analysis
In the US, sales declined by 6% for the full year but, excluding the three products which faced generic erosion – Losec/Prilosec,

Zestril and Nolvadex – increased 36%. Growth products with strong performances included Nexium (up 62%), Seloken/ Toprol-XL (up 47%) and Seroquel (up 22%). In addition, Iressa and Crestor were launched in the US in 2003.

Sales in Europe increased 2% for the full year, as strong sales growth for Nexium (up 55%), Symbicort (up 53%), Seroquel (up 40%), and the oncology products (up 18%) more than offset declines in Losec/Prilosec, Zestril and Pulmicort. Sales volumes increased by 5% but overall prices were lower by 3%. Performance in Europe was also affected by the significant increase in movements of products between countries, usually from southern Europe where prices tend to be lower than in northern Europe.

Sales in Japan were up 14% for the full year, as a result of increases in Losec/Prilosec (up 39%), Seroquel (up 67%), and a strong oncology portfolio (up 16%).

We discuss the geographic performances in more detail in the appropriate sections of the Geographic Review.

Operating margin and retained profit
Underlying operating profit declined by 11%. Operating margin fell from 24.4% to 21.8%. Currency had a neutral effect on operating margin. Although positive on gross margin, the effect was negative on SG&A and R&D costs. Gross margin increased 1.6 percentage points from 74.7% to 76.3% as a result of three factors – reduced payments to Merck following the lower proportion of sales of Merck linked products improved margin by 1.7 percentage points; underlying costs of sales declined by 0.7 percentage points, and the remainder was due to exchange benefits. These factors were marginally offset by a provision for disposal of a surplus manufacturing facility.

In aggregate R&D and SG&A grew by 5.8%, in underlying terms, with currency movements adding 8%. Against unchanged sales, both R&D and SG&A increased as a percentage of sales and exchange added 0.6 percentage points to these lines in combination. R&D increased 1.1 percentage points to 18.3% with spending including several up-front payments on collaboration agreements. SG&A grew by 2.8 percentage points to 36.4% as a result of the launches of Crestor and some field force increases in Europe and Japan.

Other income was $43 million lower principally due to the gain on disposal of Sular in the first quarter of 2002.

Net interest and dividend income was $91 million, benefiting in comparison with 2002 as several small exchange and market revaluation losses were absent in 2003.

The effective tax rate for the year was 27.2% compared to 26.8% in 2002. In the fourth quarter we concluded a negotiated settlement with the UK and the US governments covering all tax liabilities potentially arising from transfer pricing in respect of ex-Zeneca products for the years 1987 to 2001. This settlement had been provided for in previous years and had no impact on the 2003 tax charge. The increase in effective tax rate from 2002 reflects, amongst other things, a changing mix of countries where profit was earned.

Dividend and share re-purchases
We paid a first interim dividend for 2003 on 6 October 2003 of $0.255 per Ordinary Share. A second interim dividend for 2003 of $0.540 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend. This, together with the first interim dividend, makes a total of $0.795 for the year. In 2003, we re-purchased 27.2 million Ordinary Shares for cancellation at a total cost of $1,154 million. It is our intention that dividends will increase broadly in line with earnings growth whilst bringing dividend cover to around the middle of the two to three times range.

Financial position
All data in this section is on an actual basis (unless noted otherwise).

The net book value of our assets increased from $11,226 million at 31 December 2002 to $13,257 million at 31 December 2003. The increase was driven primarily by retained profit after dividends of $1,686 million, and exchange benefits of $1,427 million less share re-purchases of $1,154 million.

Tangible fixed assets
Capital expenditure totalled $1,239 million, with major investments in Nexium manufacturing and R&D facilities.
Underlying expenditure was lower than 2002, particularly in the UK and the US. Depreciation of $986 million was significantly higher than 2002 due

Back to Contents
34	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

principally to exchange. The net book value of tangible fixed assets rose from $6,597 million to $7,536 million, including exchange effects of $827 million.

Goodwill and intangible fixed assets
Additions to goodwill and intangible assets amounted to $113 million, whilst amortisation totalled $304 million. After the effects of exchange, however, the carrying value of goodwill and intangible assets rose from $2,807 million to $2,884 million.

Stocks
Stock levels rose from $2,593 million at the end of 2002 to $3,022 million at the current year end. The vast majority of this increase can be attributed to exchange although stocks increased by $131 million in support of Crestor launches and other rapidly growing products offset by declines in stocks of mature products.

Debtors and creditors
Debtors increased from $4,845 million to $5,960 million. Exchange accounted for about $400 million of this increase. The underlying working capital balance increased due to higher invoiced sales in the US in December and a higher proportion of sales from Europe where average credit terms are longer than in the US. In addition, there were increased pension prepayments in the UK, the US and Sweden and higher tax balances.

Creditors have fallen from $7,733 million to $7,595 million. The decrease was due to the payment of $355 million (of which $350 million had been provided for at the end of 2002) in respect of the US Department of Justice Zoladex investigation, the final payment for the purchase of certain marketing rights of $129 million, lower amounts due to Merck and the settlement of several one-off items such as commitments to pension funds in the US and Sweden. There were offsetting increases from higher tax balances and exchange effects.

Net funds
At the end of 2003 our net funds stood at $3,496 million after settlement of the 6.3% guaranteed notes of $284 million. Net funds have declined by $348 million due almost entirely to lower operating cash inflows.

Liquidity and capital resources
All data in this section is on an actual basis (unless noted otherwise).

Cash flow
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors as outlined in the business background section on page 31, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products.

Cash generated from operating activities before exceptional cash outflows was $4,617 million compared with $5,686 million in 2002. This decrease was primarily a result of a $1,101 million outflow on working capital – $540 million in debtors, $430 million in creditors and $131 million in stock. This was principally a consequence of factors set out in the discussions on stocks and debtors and creditors above. The stronger European and Japanese currencies also increased the cash flow effect compared to 2002. Cash expenditure on exceptional items was $391 million compared with $93 million in 2002, following the payment of $355 million in settlement of the Zoladex investigation. Tax paid was $886 million and includes the transfer pricing settlement.

Capital expenditure, including new fixed asset investments and intangible assets, totalled $1,597 million. Although this is similar to cash expenditure in 2002, it reflects slightly lower expenditure on tangible fixed assets, offset by exchange and higher fixed asset investments. The cash inflow in respect of the disposal of Marlow Foods contributed $80 million in the year.

After accounting for dividends paid of $1,222 million, net share re-purchases of $1,107 million and exchange of $82 million there is a $348 million decrease in net cash funds, which totalled $3,496 million at 31 December 2003.

Undrawn uncommitted bank facilities at 31 December 2003 totalled $485 million with maturities ranging from one to two years. Future operating cash flows may be affected by a number of factors as outlined on page 31.

Capitalisation
The share re-purchase programme begun in 1999 was extended in 2001 and is an integral part of the Company’s financial management. The original plan was to re-

purchase $4 billion of shares by the end of 2003 and this has now been completed. We have re-purchased 27.2 million shares in 2003 for $1,154 million, bringing the total number of shares re-purchased since the start of the programme to 92.8 million at a cumulative cost of $3,959 million. The number of shares in issue at year end was 1,693 million. The Board has approved a new programme of share re-purchases of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic uses for cash.

Our reserves were increased by $1,427 million due to the effect of exchange rate movements (after tax) on translation of non-dollar denominated assets and liabilities. Shareholders’ funds increased by a net $2,006 million to $13,178 million at year end. Minority interests increased from $54 million at 31 December 2002 to $79 million at 31 December 2003.

Investments, divestments and capital expenditure
There were no significant acquisitions in 2003. We disposed of Marlow Foods in the first half of the year resulting in net cash proceeds of $80 million.

Cash expenditure on fixed assets was $1,597 million and included a $100 million investment in preference shares in Abgenix Inc., as part of an oncology research collaboration agreement. The final $129 million instalment of an agreement signed in 1998 to re-purchase marketing rights was made. Capital expenditure was financed from internal resources.

Financial policies
Insurance
Our risk management processes are described in the Directors’ Report on page 45. An outcome of these processes is that they enable us to identify risks which can be partly or entirely mitigated through use of insurance or which we can self-insure. We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, level of cover is decreasing whilst premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks which we give particular attention to include product liability, business

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	35

interruption, directors’ and officers’ liability, and property damage.

Taxation
We operate in a number of countries worldwide and, as a consequence, are subject to many tax jurisdictions and rules. We manage our tax exposures through, amongst other things, efficient corporate structures and transfer pricing policies.

Treasury
Our financial policies covering the management of cash, borrowings and foreign exchange are deliberately conservative and intended to support our objective of building shareholder value by managing and controlling our financial risks. Our treasury operations are conducted in accordance with policies and procedures approved by the Board. The treasury activities are managed centrally from London and over 90% of our cash and short term investments is managed directly from London. With only limited and specifically approved exceptions, all currency and interest rate hedging is conducted from London. Operating units benefit from local currency billing which has the effect of consolidating their foreign exchange exposures to central treasury.

Foreign exchange
The US dollar is our most significant currency. As a consequence, we have chosen to account for our results in US dollars and manage our exposures against US dollars accordingly. Approximately half of our sales in 2003 were denominated in currencies other than the US dollar, while a significant proportion of our manufacturing and R&D costs are denominated in sterling and Swedish krona. As a result, our operating profit in US dollars can be affected by movements in exchange rates. The significant weakening of the US dollar against sterling, the Swedish krona and the euro which was seen towards the end of 2002 has continued in 2003. This has had the effect of increasing the dollar value of our

European sales compared with the previous year whilst our UK and Swedish costs have also increased correspondingly. The overall effect of currency movements in 2003 has been to increase reported (compared to underlying) sales and operating profit by 6% and 5%, respectively. Our approach to managing currency exposures to mitigate these and other currency effects is described below.

Currency exposure is managed centrally using 12 month currency cash flow forecasts for our major currencies of Swedish kronor, sterling and euros and monthly updated foreign currency working capital forecasts reported by subsidiaries. We use derivative financial instruments, principally currency options and forward foreign exchange contracts, to hedge our currency exposure. It is our policy not to engage in any speculative transactions nor to hedge actively through the financial markets currency translation exposures arising from the consolidation of our non-US

Ratios
As at end and for the year ended 31 December	2003	2002	2001

Return on shareholders’ equity (%)	24.9	27.3	30.6

Equity/assets ratio (%)	56.1	51.8	51.8

Net funds/equity ratio (%)	26.4	34.4	29.9

Number of employees	61,900	59,700	54,600

Sensitivity analysis – 31 December 2003

	Market value change favourable/(unfavourable)

	Market value 31 December 2003	Interest rate movement		Exchange rate movement

	$m	+1% $m	–1% $m	+10% $m	–10% $m

Cash and short term investments	4,039	(2)	2	(37)	37

Long term debt	(371)	24	(30)	–	–

Interest and currency swaps	56	–	–	–	–

Foreign exchange forwards	(7)	–	–	71	(71)

Foreign exchange options	148	–	–	(114)	162

		22	(28)	(80)	128

Sensitivity analysis – 31 December 2002

			Market value change favourable/(unfavourable)

	Market value 31 December 2002	Interest rate movement		Exchange rate movement

	$m	+1% $m	–1% $m	+10% $m	–10% $m

Cash and short term investments	4,793	(7)	7	(29)	29

Long term debt	(733)	26	(32)	3	(3)

Interest and currency swaps	82	–	–	–	–

Foreign exchange forwards	(9)	–	–	(3)	3

Foreign exchange options	97	–	–	(10)	150

		19	(25)	(39)	179

Back to Contents
36	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

dollar subsidiaries. Key controls, applied to transactions in derivative financial instruments, are to use only instruments where good market liquidity exists, to revalue all financial instruments daily using current market rates and to sell options only to offset previously purchased options. The transaction exposures that arise from non-local currency intercompany sales and transactions with third parties of our subsidiaries are, where practicable, fully hedged using forward foreign exchange contracts and purchased currency options. Longer term forecast cash flow currency exposure is managed by forecasting cash flows by major currency for 12 months forward on a monthly rolling basis. Our policy in 2003 was to limit the potential downside by hedging 50%, subject to variation within authorised limits, using a mixture of purchased currency options and forward exchange contracts. In 2003, the US dollar depreciated against all major currencies. It is estimated that the effect of currency movements was to increase our continuing business sales by $1,118 million and to increase our operating profit by $246 million. At the end of 2003, contracts relating to 2004 cash flows had a value of $52 million (see Note 18 to the Financial Statements). In 2004, the policy has been modified to cover 95% of 12 month forward cash flows but only those currency movements outside specified limits. Within these limits, we are now effectively unhedged.

Interest rate risk
The management of our liquid assets and loans are co-ordinated and controlled centrally by our treasury operations. We have significant positive cash flows and the liquidity of major subsidiaries is co-ordinated in cash pools and concentrated daily in London. Interest rate risk is managed according to a benchmark reflecting 90 days duration of net liquid funds. Our liquid funds are primarily invested in US dollars. Our debt has an average maturity of 20 years and all borrowings with a maturity of more than one year are denominated in US dollars and have been swapped from fixed rate into floating rate debt.

Credit exposure
Our exposure to financial counterparty credit risk is controlled by our treasury team centrally by establishing and monitoring counterparty limits. Our centrally managed funds are invested almost entirely with counterparties whose credit rating is ‘A’ or better. Trade debtor exposures are managed locally in the operating units where they arise. We are exposed to customers ranging from large private wholesalers to government backed agencies and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, we endeavour to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

Funding risk
We have significant net funds to finance the ongoing working capital and capital investment requirements of our operations. Group Treasury continue to monitor global debt markets and intend to put structures in place to access these should future market conditions be favourable or there is a need for additional funds.

Sensitivity analysis
The sensitivity analysis, set out in this review on page 35, summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. Changes to the value of the financial instruments are normally offset by our underlying assets and liabilities. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. Market values for interest rate risk are calculated using third party systems which model the present value of the instruments based on the market conditions at the valuation date. For long term debt, a favourable change in market value results in a decline in the absolute value of debt. For other financial instruments, a favourable change in market value results in an increase in the absolute value.

The sensitivity analysis on page 35 assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2003, with all other variables held constant. Based on the composition of our long term debt portfolio as at 31 December 2003 (which is predominantly floating rate), a 1% increase in interest rates would result in an additional $3 million in interest being incurred per year. The exchange rate sensitivity analysis on page 35 assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2003, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the – 10% case assumes a 10% weakening of the US dollar.

Critical accounting policies and estimates
Our Financial Statements are prepared in accordance with accounting principles generally accepted in the UK (“UK GAAP”) and the accounting policies employed are set out under the heading “Financial Statements – Accounting Policies” on pages 66 and 67. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement, either because the areas are especially subjective or due to their complexity. We believe that the most critical accounting policies and significant areas of judgement and estimation are in revenue recognition, research and development, goodwill and intangible assets, post-retirement benefits, share option compensation and provisions for contingent liabilities.

Revenue recognition Revenue represents sales of products (net of estimated rebates) to external third parties and excludes intercompany income and value added taxes. We also receive income from royalties and from sales of intellectual property, brands and product lines which are included in other operating income.

>	Sales of products to third parties:
Sales revenue is recorded as turnover in
our Financial Statements and valued at
the invoiced amount (excluding sales
and value added taxes) less estimated
provisions for product returns and
rebates given to managed care and
other customers – a particular feature in
the US. Cash discounts for prompt
payment are also deducted from sales.
Revenue is recognised when title
passes to the customer which is usually
either on shipment or on receipt of
goods by the wholesaler depending on
local trading terms. Industry practice in
the US allows wholesalers and
pharmacies to return unused
inventories within six months of shelf-life
expiry. At point of sale, we estimate the
quantity and value of goods which may

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	37

ultimately be returned. Our returns provisions are based on actual experience over the preceding 12 months, although in certain situations, for example, a new product launch or at patent expiry, further judgement may be required. When products face generic competition, we give particular attention to the possible level of returns. Overall, we believe that our estimates are reasonable.

Similarly, at the time of invoicing sales, rebates which could be paid out over the following six to nine months are estimated. These rebates typically arise from sales contracts with managed care organisations and hospitals and from Medicaid “best price” contracts. The estimates are made on a customer by customer basis taking into account specific contract provisions and are reviewed each month. We believe that we have been reasonable in our estimates for future rebates using similar methodology to that of 2002. Inevitably, however, such estimates involve judgements on future sales levels and the extent to which customers will access different incentive levels. Experience has shown that these estimates have been substantially accurate in the past.

A further feature of the US market is that sales can also be significantly influenced by wholesaler buying patterns.
Wholesalers often place orders which are significantly larger than their normal levels of demand ahead of anticipated price increases or they may seek to build up or run down their inventory levels for other reasons. If such speculative orders are shipped shortly before a quarter or year end it can result in revenue being recorded in the current financial period in respect of the following period’s underlying demand and distortion of the financial results from one period to the next. We track wholesaler inventory levels by product using our own and third party estimates and, where we believe such distortions occur, we disclose in the Annual Report for each product where shipments may be out of line with underlying prescription trends. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs. During 2003, we began negotiations with wholesalers to enter into inventory management agreements (“IMAs”) with the aim of minimising inventory movements caused by speculative purchasing. Two contracts are being entered into and more may be completed during 2004. We offer cash discounts on prompt settlement of invoices and, once again, this is a particular feature in the US, although it is seen elsewhere. We deduct cash discounts from revenue.

>	Royalty income:
Royalty income is recorded under other operating income in the Financial Statements. Royalties tend to be linked to levels of sales or production by a third party. At the time of preparing the Financial Statements, we may have to estimate the third party’s sales or production when arriving at the royalty income to be included. These estimates, which may differ from actual sales, do not result in a material impact on reported other operating income.

>	Sales of intangible assets (such as intellectual property, brands and goodwill):
A consequence of charging all R&D expenditure to the profit and loss account in the year that it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets, which may be included on the balance sheet (see “Research and development” below). As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. In a simple situation, the recognition of income may be easily defined but often the transfer of title can require ongoing commitment by us (for example, ongoing manufacturing arrangements, technology transfer and transfer of product licences). In these circumstances, the recognition of revenue may be deferred over the period of our ongoing commitment. Profits or losses from the sale of product related intangible assets are classified in other operating income and are stated after taking account of product disposal costs, the valuation of which includes a degree of judgement.

Research and development Our business is underpinned by our marketed products and development portfolio. The R&D expenditure to generate these products is charged to the profit and loss account in the year that it is incurred. This policy is in line with practice adopted by all major pharmaceutical companies.
Purchase of, for example, intellectual property and product rights to supplement our R&D portfolio can lead to differing accounting treatment depending on our assessment of the nature of the acquisition and the degree of risk involved. For example, payments in respect of rights to a compound in early stage development would normally be expensed immediately against income on the basis that, at this point, the probability of the compound successfully reaching the market place is still low. Payments in respect of rights to a compound in late stages of development, however, or to one already being marketed, would probably be capitalised as an intangible asset (see “Goodwill and intangible assets” below) as the prospect of success is much greater.

Goodwill and intangible assets We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of such assets as product development and marketing rights. Under UK GAAP, these are amortised over their estimated useful lives. Changes in these lives would result in different effects on the profit and loss account. We estimate that a one year reduction in the estimated useful lives of goodwill and intangible assets would increase the annual amortisation charge by $60 million. A substantial part of our investments in intangible assets and goodwill relate to the restructuring of the Astra-Merck joint venture in 1998 and we are satisfied that the carrying values are fully justified by estimated future earnings. Goodwill and intangible assets are reviewed for impairment where there are indications that their carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate risk-adjusted discount rate. Such estimates are inherently subjective. No impairments to goodwill or intangible assets (2002 $nil, 2001 $nil) were identified in 2003. Under UK GAAP, the merger of Astra and Zeneca in 1999 was recorded as a “merger of equals” (pooling of interests).

Back to Contents

38	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

Under US GAAP, the merger has been accounted for as the acquisition of Astra by Zeneca as discussed in more detail under “US GAAP information 2001 – 2003” on page 113.

Contingent liabilities In the normal course of business, contingent liabilities may arise from environmental liabilities connected with our current or former sites, from product specific and general legal proceedings, or from guarantees. Where we believe that potential liabilities have a low probability of crystallising or are very difficult to quantify reliably, we treat these as contingent liabilities. These are not provided for but are disclosed in the notes. Further details of these are set out in Note 31 on page 100. Although there can be no assurance regarding the outcome of legal proceedings, we do not expect them to have a materially adverse effect on our financial position or profitability. We also have significant commitments which are not currently recognised in the balance sheet arising from our relationship with Merck. These are described more fully in “Off-balance sheet transactions, contingent liabilities and commitments”.

Post-retirement benefits We account for the pension costs relating to the UK retirement plans under SSAP 24 and under local accounting practices for non-UK subsidiaries due to the cost and difficulty of obtaining SSAP 24 information for non-UK schemes. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries but require the exercise of significant judgement in relation to assumptions for future salary and pension increases, long term price inflation and investment returns. SSAP 24 permits flexibility in the actuarial assumptions and bases to be used and the application of different assumptions could have a significant effect on the amounts reflected in the Financial Statements. We consider that the assumptions and bases detailed in Note

29 are appropriate for the business. The off-balance sheet aspects of post-retirement benefits are discussed on page 39.

On pages 90 to 94, we also provide additional disclosures in accordance with FRS 17. Had FRS 17 been applied in 2003, the charge to profit and loss for the major defined benefit schemes would have been approximately $247 million.

FRS 17 becomes fully operational from 1 January 2005. However, from that date the consolidated financial statements are scheduled to be prepared under international accounting principles, as discussed on page 40. Although amendments are proposed to the existing international standard to allow companies to adopt similar principles to FRS 17, these amendments have not been published.

Share option compensation
Through the Remuneration Committee we offer share options to certain employees as part of their compensation and benefits packages, designed to improve alignment of the interests of employees with shareholders. Details of these are given in Note 30. It is likely that, at some point, international, UK and US accounting standards will require share option grants to be valued and charged against income. At present, US GAAP requires some share option costs to be charged to the profit and loss account and stipulates disclosure of the cost should all eligible options be expensed (as set out on page 118). Should a requirement to expense share options be introduced, we estimate an additional charge of approximately $154 million would arise. This charge has been calculated using the Black-Scholes model as a valuation basis. Whilst this model is appropriate in valuing traded options, it is less so for employee grants as it does not take into account the restrictive features of such options. This would result in a charge to the profit and loss account but would have no impact either on our net assets or on our current or future cash flows.

Off-balance sheet transactions, contingent liabilities and commitments
Details of our contingent liabilities and commitments are set out in Note 31 to the Financial Statements. We have no off-balance sheet entities and our hedging activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Arrangements with Merck
Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “restructuring”). Under the restructuring, a US limited partnership, in which Merck is the limited partner and we are the general partner, was set up and we obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. The restructuring agreements provide for the following ongoing payment and termination arrangements:

>	Annual contingent payments
>	Partial Redemption
>	First Option
>	Second Option

In addition, included in the assets and liabilities covered by the restructuring is a loan note receivable by us from Merck with face value of $1.4 billion. Each of these elements is discussed in further detail below.

Under the terms of the 1998 restructuring, the merger in 1999 between Astra and Zeneca triggered two one-time payments from us to Merck:

>	a Lump Sum Payment of $809 million, which was charged to the profit and

Contractual obligations

	Payments due by period

	Less than
	1 year	1-3 years	3-5 years	Over 5 years	Total
	$m	$m	$m	$m	$m

Bank loans and other borrowings	152	–	–	303	455

Operating leases	112	96	53	80	341

Merck arrangements	180	430	225	4,677	5,512

Other	382	39	–	–	421

Total	826	565	278	5,060	6,729

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	39

loss account, as a result of which Merck relinquished any rights to Zeneca products; and

>	an Advance Payment of $967 million. This Advance Payment was calculated as the then net present value of $2.8 billion discounted from 2008 to the date of payment at a rate of 13% per annum and causes Merck to relinquish any rights, including contingent payments on future sales, to Astra products with no existing or pending US patents at the time of the merger. As the Advance Payment provides us with relief from future payments, this amount has been capitalised as an intangible asset and is being amortised over 20 years. The Advance Payment is subject to a true-up in 2008, as discussed under “First Option” below.

Annual contingent payments
We make ongoing payments to Merck based on sales of certain of our products in the US (the “contingent payments” on the “agreement products”). As a result of the 1999 merger, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125 million to $225 million. Our payments have exceeded the minimum level in 2003 and 2002 and we have no reason to believe that the annual payments in the future will fall below the minimum obligations.

Partial Redemption
In 2008, there will be a partial redemption of Merck’s limited partnership interest – which will end Merck’s rights to contingent payments in respect of certain of the agreement products – by distribution to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750 million.

First Option
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Redemption, other than Prilosec and Nexium. Payment of this amount to Merck in 2008 is, however, contingent on Merck’s exercise of the First Option. Exercise of the First Option will require us to re-purchase Merck’s interest in these products. Should Merck not exercise this option in 2008, we may exercise it in 2010 for a sum equal to the 2008 Appraised Value. If neither Merck nor we exercise the option, the contingent payment arrangements in respect of these agreement products will continue and the Appraised Value will not be paid.

In addition, in 2008 there will be a true-up of the Advance Payment. The calculation of this will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6 billion), plus other defined amounts (totalling $912 million). It is then reduced by the Appraised Value (whether paid or not), the Partial Redemption and the Advance Payment (at its undiscounted amount of $2.8 billion) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised and this could result in a further payment by us to Merck or a payment by Merck to us.

Should Merck exercise the First Option in 2008, we will make payments in respect of the Partial Redemption, the First Option and the true-up totalling a minimum of $4.7 billion. If we exercise the First Option in 2010, the combined effect will involve a minimum aggregate amount payable to Merck in 2008 and 2010 of the same amount.

Loan note receivable
In 2008, at the same time as the settlement of the Partial Redemption and the true-up, Merck will settle the loan note receivable by paying us $1.4 billion.

Second Option
A Second Option exists whereby we have the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by us two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by us at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the fair value of these product rights as determined at the time of exercise.

If the Second Option is exercised, Merck will have no further rights to contingent payments from us.

Accounting treatment
The precise amount of settlements with Merck under the Partial Redemption and the First Option cannot be determined at this time, as some of the payments are calculated based on trading performance between 2005 and 2007, and another is contingent upon Merck exercising the First Option. If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7 billion less the repayment of the loan note of $1.4 billion, would be $3.3 billion.

In accounting for the restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities acquired. The loan note was ascribed a fair value of zero on acquisition and on the balance sheet because we estimate that the net minimum payment of $3.3 billion equated to the fair value of the trading rights to be acquired under the Partial Redemption and First Option.

We consider that the payments described under the headings above, including the Second Option, represent the acquisition of future trading rights as they relieve us of the obligations to make contingent payments to Merck – these reliefs will commence from the dates the payments are made. Accordingly, the future acquisition of these trading rights will be reflected in the Financial Statements only when the payments are made. The trading rights will be accounted for under the extant guidance when the payments are made, with allocations to intangibles and goodwill, as appropriate.

The annual contingent payments are expensed as incurred.

Post-retirement benefits
We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are defined contribution in nature where the resulting profit and loss account charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, which has by far the largest single scheme, the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final pensionable pay. The UK and US schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

Back to Contents

40	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

Under FRS 17, the disclosures on page 92 highlight a deficit of $883 million, after deferred tax, for the major Group post-retirement defined benefit schemes. FRS 17 prescribes detailed rules for the calculation of scheme assets and liabilities and indicates the net accounting surplus or deficit that exists at the balance sheet date. Fluctuations in investment conditions and/or FRS 17 prescribed assumptions can result in significant volatility in the surplus or deficit. Pension and other post-retirement schemes, however, are managed over the long term. Investment and liability decisions are based on underlying actuarial and economic circumstance with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. This actuarial approach tends to produce less volatility than is likely under FRS 17.

The overall deficit in the major defined benefit schemes increased from $1,233 million at 31 December 2002 to $1,313 million at 31 December 2003. This increase is due primarily to the effects of changes in underlying assumptions with regard to scheme liabilities. Exchange has also had an effect. For example, in the largest scheme, in the UK, plan assets have increased in sterling from £2,048 million to £2,385 million, reflecting strong performance (the plan’s investment return was 13.4%, 2.6% higher than the benchmark derived from aggregating individual investment managers’ objectives) and a one-off cash contribution of £100 million in November. Liabilities have increased from £2,555 million to £2,875 million. As a result, the deficit has fallen from £507 million to £490 million. At the last actuarial valuation at 31 March 2003, the market value of the UK fund’s assets represented 89.1% of its liabilities as valued on the actuary’s funding basis. The one-off contribution we made, referred to above, brought the solvency ratio to around 95%. The trustee manages both investments and liabilities closely and follows a strategy of awarding mandates to specialist, active investment managers. We have indicated our intention to restore full solvency over a period of around 15 years.

New accounting standards
New UK or US applicable accounting standards which have been issued (both adopted and not yet adopted) are discussed on pages 60 and 114 respectively.

International accounting
Under current European proposals, we will be required to adopt International Financial Reporting Standards (‘IFRSs’) and International Accounting Standards (‘IASs’) in the preparation of our Financial Statements from 2005 onwards. The international standard setter, the International Accounting Standards Board (‘IASB’), has undertaken an extensive exercise to develop new standards and improve existing ones. This work is ongoing and publication of the resulting standards will be completed in early 2004. At present, these new standards are not operational and under the current international standards, in our opinion, our net profit and shareholders’ funds are not significantly different from those presented under UK GAAP.

Our project to manage the transition of financial reporting from UK GAAP to international accounting has completed initial assessments of the impact on our results and net assets. As noted above, the IFRSs which will be mandatory in 2005 have not all been issued and, accordingly, it is not possible to discuss with certainty all the details of the effects of the transition at present. In addition, certain IFRSs may be issued before 2005 that we may decide to adopt early and the effects of these adoptions, if any, cannot be quantified at present. However, we believe that the major areas of impact on our net profit and shareholders’ funds will be share-based payments, goodwill amortisation, deferred tax and pensions.

The following information is provided in accordance with US requirements.

Results of operations – summary analysis of year to 31 December 2002
The tables on page 41 show our sales by therapy area and operating profit for 2002 compared to 2001.

Reported performance
Our sales grew by $1,619 million to a total of $17,841 million in 2002, an increase of 10%. Operating costs rose by $1,419 million resulting in an improvement in operating profit before exceptional items of $200 million or 5%. The weaker US dollar increased our reported sales growth by 1% whilst there was no significant currency effect on operating profit growth. Earnings per share after exceptional items decreased from $1.65 to $1.64.

Underlying performance
After adjusting for beneficial exchange effects of $111 million, our sales increased by 9% from $16,222 million in 2001 to $17,841 million in 2002. Operating profit before exceptional items rose by 5%. Earnings per share before exceptional items grew by 7% from $1.73 to $1.84.

Our sales growth for the year was impacted significantly by the decline in our Losec/Prilosec sales, which fell by 18%. If this effect is excluded, the sales growth is 23%, strong evidence of the positive underlying momentum of our business. This growth was fuelled by a trebling of Nexium sales which more than offset the declines in Losec/Prilosec resulting in a 7% growth in Gastrointestinal sales. This was complemented by strong performances from the Neuroscience (up 21%), Respiratory (up 16%) and Oncology (up 12%) product ranges. Generic competition for Zestril resulted in a sales growth for Cardiovascular products of just 1%.

The successful launches of Faslodex in the US, Iressa in Japan and Symbicort outside the US, combined with Nexium sales, generated nearly $2.4 billion in sales in 2002 (up from $651 million in 2001). Five other growth products we highlight in our portfolio – Casodex, Arimidex, Atacand, Seroquel, and Zomig – grew by another $900 million (to just over $3 billion in aggregate).

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Operational Review.

Geographic analysis
In the US, sales increased by 10% for the full year. Excluding Prilosec, sales growth was 33%, with excellent performances from Nexium , Seroquel, Toprol-XL, Pulmicort Respules and Arimidex. Strong sales performance in France (up 13% to $1,140 million) and Italy (up 16% to $765 million) more than offset declining sales in Germany and the UK, resulting in a 5% increase in Europe for the full year. Sales growth was driven by Nexium, Symbicort, Casodex and Seroquel. A strongly performing product range in Oncology (including the excellent uptake for Iressa) and continued strong growth in Losec (up 40%) fuelled the 21% sales growth in Japan for the full year. Sales reached $977 million in 2002, up from $851 million in 2001.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review	41

We discuss the geographic performances in more detail in the appropriate sections of the Geographic Review on pages 21 to 22.

Operating margin and retained profit
Operating profit before exceptional items increased by 5% to $4,356 million. Operating margin of 24.4% was 1.2 percentage points below the prior year. Currency impacts reduced margin by 0.3 points whilst the other 0.9 points reduction was largely due to lower other operating income. Elsewhere, improved product mix and lower Merck payments reduced cost of sales by 0.6 points to 25.3% of sales whilst SG&A growth was broadly in line with sales growth. R&D increased by 0.6 points to 17.2% of sales, principally due to the growth in clinical trial costs. In aggregate, underlying R&D and SG&A grew by around 10%. Other operating income fell from $368 million to $243 million reflecting both lower royalty income and product disposal gains.

As discussed previously, the US Department of Justice conducted a civil and criminal investigation into the sale and marketing of Zoladex (goserelin acetate implant) and at the end of 2002, the Company and federal and state authorities were in the process of negotiating a potential settlement of the civil and criminal claims at issue in the investigation. As a result, although no final agreement had been concluded, we believed it appropriate to accrue $350 million to cover estimated settlement costs as an exceptional item.

Interest and dividend income was $31 million (2001 $113 million) for the full year and included the effects of some small exchange and revaluation losses.

Excluding exceptional items, the effective tax rate for the full year 2002 was 26.8% compared with 28.4% for 2001. No tax relief was provided on the exceptional item charge in 2002.

Financial position
The net book value of our assets increased from $9,629 million at 31 December 2001 to $11,226 million at 31 December 2002. The increase was driven by the net profit for the year of $2,836 million and consolidation translation gains of $1,110 million, offset by re-purchases of shares and the 2002 dividends, amounting to $1,190 million and $1,206 million, respectively.

Cash flow
Before exceptional cash expenditure, we

generated $5,686 million cash inflow from operations in 2002, significantly higher than the corresponding figure of $4,130 million in 2001. Higher profits before depreciation and amortisation contributed $300 million and there were significant working capital inflows, particularly from stocks and creditors. Expenditure on exceptional items was $275 million lower than in 2001 as the integration and synergy programmes reached their conclusion. Tax cash outflows at $795 million were marginally higher than 2001 whilst cash inflows from interest fell to $35 million as a result of lower returns. We applied the remaining cash in continuing our share re-purchase programme (up $110 million from 2001 to $1,190 million), continued investment in fixed assets (broadly similar to 2001 at $1,608 million) and dividends ($1,234 million). As a result, our net cash inflow before non-equity financing was $902 million compared to an outflow in 2001 of $691 million.

Investments, divestments and capital expenditure
There were no significant acquisitions or disposals in 2002. Our cash expenditure in 2002 on fixed assets (including intangible assets, goodwill and fixed asset investments) totalled $1,543 million (net of

Sales by therapy area (2002 and 2001)
			Growth
			due to
	Growth	Growth	exchange		Growth	Growth
	2002	underlying	effects	2001	underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	3,569	54	32	3,483	1	2

Gastrointestinal	6,664	427	47	6,190	7	8

Infection	440	42	–	398	11	11

Neuroscience	2,418	417	4	1,997	21	21

Oncology	2,369	264	(6)	2,111	12	12

Respiratory and Inflammation	1,818	252	27	1,539	16	18

Other pharma	65	(13)	(3)	81	(17)	(20)

Others	498	65	10	423	15	18

Total	17,841	1,508	111	16,222	9	10

Operating profit excluding exceptional items (2002 and 2001)
			Growth
			due to
		Growth	exchange		Growth	Growth
	2002	underlying	effects	2001	underlying	reported
	$m	$m	$m	$m	%	%

Sales	17,841	1,508	111	16,222	9	10

Cost of sales	(4,520)	(302)	(20)	(4,198)	7	8

Other operating costs	(9,208)	(842)	(130)	(8,236)	10	12

Other operating income	243	(140)	15	368	(38)	(34)

Operating profit	4,356	224	(24)	4,156	5	5

Back to Contents

42	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Review

Financial Review continued

disposals of $66 million). This expenditure was broadly similar to the last two years and includes the elements discussed above together with a further instalment to purchase marketing rights of $146 million. The capital expenditures are financed from internally generated funds.

US GAAP information 2001 – 2003
Our Financial Statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. In particular, under US GAAP, the AstraZeneca merger has been accounted for as a purchase accounting acquisition of Astra AB (Astra) by Zeneca Group PLC (Zeneca). Although there are several differences between our net income and assets under UK and US GAAP, the difference in accounting for the merger with Astra represents substantially all of the adjustments.

Results of continuing operations (US GAAP)
2003 compared with 2002
Sales from continuing operations rose from $17,841 million to $18,849 million. Strong performances from key growth and launch products, together with exchange effects, compensated for lost sales from patent expired products.

Net income and earnings per share were largely unchanged from 2002 at $2,268 million and $1.33, respectively. Higher amortisation and share-based payment charges and lower gains from deferred income and derivative financial instruments were offset by lower tax and the absence of the Zoladex exceptional costs.

The annual impairment tests on our US GAAP goodwill balances resulted in no impairments at 31 December 2003.

Further details of the impact of the differences between UK GAAP and US GAAP are set out in the Additional Information for US Investors on pages 113 to 123.

2002 compared with 2001
The US GAAP treatment of the merger under purchase accounting gave rise to additional goodwill and intangible assets with net book values at 31 December 2002 of $12,692 million and of $7,479 million, respectively. Following the adoption of SFAS 142, we no longer amortise the goodwill, but perform annual impairment tests on all our US GAAP goodwill balances. These tests show that our US GAAP goodwill balances were not impaired at 31 December 2002.

Sales from continuing operations rose from $16,222 million in 2001 to $17,841 million in 2002. The principal drivers of this growth were improved performances from Nexium, Symbicort and Seroquel, offset by falls in Zestril and Losec/Prilosec.

Net income under US GAAP has increased from $1,397 million to $2,307 million. These increases are as a result of both higher sales and the cessation of amortisation of goodwill. We estimate that the latter has improved profit by $755 million.

Taxation
Taxation in 2003 amounted to $965 million, an effective rate of 30%, about 1% lower than 2002.

In 2002, total taxation amounted to $1,035 million, an effective rate of 31% compared with 44.8% in 2001. The cessation of amortisation of goodwill, which did not attract tax relief, was the major factor in the rate improvement.

Cash flow
Operating activities in 2003 resulted in a cash inflow of $3,416 million, down from $4,833 million in 2002. Working capital increases and exceptional item costs (primarily the Zoladex investigation settlement) were the main reasons behind the decline. Total cash outflow in respect of investing activities was $746 million; inflows from liquidation of short term investments of $771 million and the sale of Marlow Foods reduced the costs of fixed asset investing of $1,597 million. The financing outflows represented absorption of funds in respect of dividends ($1,222 million), share repurchases ($1,154 million) and loan repayments of $345 million.

In 2002, operating activities produced cash inflows of $4,833 million after tax outflows of $795 million and interest inflows of $46 million. There was a cash outflow in respect of investing activities of $2,349 million, reflecting further investment in short term investments and fixed deposits. Financing cash outflows absorbed $2,506 million through the share re-purchase programme ($1,190 million) and dividends ($1,234 million).

In 2001, operating activities generated net cash of $3,126 million after exceptional cash outflows of $368 million. There was a cash outflow in respect of investing activities of $1,327 million, comprising mainly of capital expenditure of $1,582 million. Financing cash outflows totalled $2,195 million, the principal payments being in respect of the share re-purchase programme ($1,080 million) and equity dividends ($1,236 million).

Net assets
Net assets at 31 December 2003, in accordance with US GAAP, are significantly higher than those under UK GAAP as a result of the acquisition accounting for Astra. The goodwill arising on the acquisition of Astra had a net book value of $14.3 billion ($12.7 billion at 31 December 2002) and fixed asset adjustments added $7.7 billion ($7.7 billion at 31 December 2002). These effects were partly offset by approximately $2.3 billion ($2.3 billion in 2002) of other adjustments being principally deferred tax liabilities related to the acquisition. Of our net asset value under US GAAP at 31 December 2003 of $33.7 billion, $17.6 billion is attributable to fixed assets, $15.3 billion to goodwill and $3.2 billion to deferred tax. The movement from 2002 was as a result of exchange offset by amortisation.

Income, shareholders’ equity and cash flow under US GAAP
	2003	2002	2001
	$m	$m	$m

Operating income	3,233	3,342	2,474

Net income for the year	2,268	2,307	1,397

Shareholders’ equity	33,654	30,183	27,402

Decrease in cash	(4)	(22)	(396)

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Report	43

Directors’ Report

AstraZeneca PLC is the holding company for a group of subsidiaries whose principal activities are described in the Operational and Financial Reviews on pages 9 to 42, which are incorporated in this report by reference. Principal subsidiaries and their locations are given on page 112.

The Company’s dividend for 2003 of $0.795 (45.3 pence, SEK 5.98) per Ordinary Share amounts to a total dividend payment to shareholders of $1,350 million.

The Directors believe that the Company and its subsidiaries have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the Financial Statements.

Changes in the Company’s Ordinary Share capital during 2003, including details of the allotment of new shares under the Company’s share plans, are given in Note 35 to the Financial Statements.

Board of Directors
Details of members of the Board at 31 December 2003 are set out on pages 6 and 7.

The Board met six times during 2003. Each meeting was attended by all of its members except that Michele Hooper, Joe Jimenez and Erna Möller were unable to attend the September meeting and Jane Henney was unable to attend the October meeting due to other commitments.The Board is currently scheduled to meet six times in 2004.

Board changes
Åke Stavling, Executive Director, left the Company at the end of January 2003.

In July 2003, the Board appointed Michele Hooper and Joe Jimenez as Non-Executive Directors.

At the end of August 2003, Håkan Mogren ceased to be Executive Deputy Chairman and became Non-Executive Deputy Chairman.

Election and re-election of Directors
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the Annual General Meeting (AGM) in April 2004. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

Mandatory shareholding for Directors
The Company’s Articles of Association require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (500 shares). Such holding must be obtained within two months of the date of the Director’s appointment. All of the Directors comply with this requirement and full details of each Director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on pages 50 to 59.

Annual General Meeting
The Company’s AGM will be held on 29 April 2004. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

Corporate governance
UK Combined Code on Corporate Governance
In July 2003, the Financial Reporting Council in the UK issued the revised Combined Code on Corporate Governance which superseded and replaced the Combined Code published by the Hampel Committee on Corporate Governance in 1998. It applies for reporting years beginning on or after 1 November 2003.

Although the Company is not strictly required to report against the revised Combined Code until its Directors’ Report for 2004, the Board did review the revised Combined Code at its meeting in October 2003 and has prepared this Directors’ Report with reference to the revised Combined Code.

The Company is applying all of the main and supporting principles of good governance in the revised Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the revised Combined Code.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

Particular work relevant to the Act undertaken in the last 12 months included revisions to the AstraZeneca Code of Conduct, certain changes to the Company’s disclosure controls and procedures, Disclosure Policy and the operation of the Disclosure Committee and various developments concerning the Audit Committee and its work. All of these matters are described in more detail below. The Company also started the work necessary to enable it to comply in due course with the SEC rules which implement section 404 of the Act. Following the implementation of this section of the Act, the management of companies will be required to state its responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and annually assess the effectiveness of that structure and those procedures. The external auditor will be required to attest to and report on management’s assessment. These provisions become effective for the Company in 2005 and preparatory work will continue during 2004.

The New York Stock Exchange
In November 2003, the SEC approved the NYSE’s new corporate governance listing standards. The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is generally obliged to disclose any significant ways in which its corporate governance practices differ from

Back to Contents

44	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Report

Directors’ Report continued

these standards. The exception to this is that the Company must comply fully with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE’s new listing standards and believes that its corporate governance practices are generally consistent with the standards, with one exception. The standards state that non-executive directors must have regularly scheduled meetings without the directors involved in the management of the company present. Other than meetings of those Board committees comprised only of Non-Executive Directors, the Company’s Non-Executive Directors have not to date held scheduled, formal meetings without the Executive Directors of the Company present.

The Company’s Audit Committee complies with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. More detailed information about the Audit Committee and its work during 2003 are set out in the Audit Committee’s Report on pages 48 to 50.

Disclosure Policy
The Company’s original Disclosure Policy approved by the Board in October 2002 principally provided a framework for the handling and disclosure of price sensitive information. The Chief Financial Officer, the Group Secretary and Solicitor and the Vice-President, Corporate Affairs are the members of the Disclosure Committee. During 2003, the Disclosure Committee met regularly to assist and inform the decisions of the Chief Executive concerning price sensitive information and its disclosure. Also during the year, the Company’s disclosure controls and procedures, Disclosure Policy and the operation of the Disclosure Committee were reviewed. A number of changes were approved by the Board in January 2004. These changes were designed to enhance the role of the Senior Executive Team concerning disclosure controls and procedures and assist the Disclosure Committee’s role in assuring that appropriate processes are operating for the Company’s planned disclosures, such as its quarterly results announcements and annual business review days.

Board structure and processes
Board composition, responsibilities and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members excluding the Chairman are independent Non-Executive Directors. The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board in addition to the two Executive Directors (the Chief Executive and the Chief Financial Officer), Board meetings are attended by two members of the Senior Executive Team.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. It also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues. The Board met six times in 2003.

There is an established and transparent procedure for appointments of new directors to the Board which is operated by the Nomination Committee. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders.

At its meeting in December 2003, the Board reviewed and assessed how it operates. This included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and coverage of information which flows to the Board from management; the balance of the Board’s time spent considering strategic issues compared to other matters; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about their individual performance and that of the Board as a whole, which took place during the fourth quarter of 2003. The Chairman then left the meeting while Sir Peter Bonfield, senior Non-Executive Director, led a review of the Chairman’s performance. On the Chairman’s return to the meeting, the Board reviewed the performance of the Chief Executive and the Chief Financial Officer who, in each case, left the meeting while the review took place.

The Company maintained directors’ and officers’ liability insurance cover throughout 2003. Cover was renewed at the beginning of 2004.

Independence of Directors under the
UK Combined Code
At its meeting to review the revised Combined Code in October 2003, the Board considered the independence of each Non-Executive Director. With the exception of two of them as set out below and the Chairman, the Board considers that all of the Non-Executive Directors are independent in character and judgement and that there are no relationships or circumstances which are likely to affect their independent judgement.

For the reasons explained below, the Board does not believe that Håkan Mogren, Non-Executive Deputy Chairman or Marcus Wallenberg can be determined independent under the revised Combined Code. However, the Board believes that both Dr Mogren and Mr Wallenberg bring considerable business experience and make valuable contributions to the work of the Board.

Dr Mogren was previously the Chief
Executive Officer of Astra AB and Executive Deputy Chairman of the Company. Both Dr Mogren and Mr Wallenberg are members of the Board of Directors of Investor AB, a company which, at 31 December 2003, had a 5% holding in the Ordinary Shares of the Company. This holding represents a

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Report	45

significant proportion of Investor AB’s overall investment portfolio. Additionally, Mr Wallenberg is the Chief Executive Officer of Investor AB.

The Board also considered, in particular, the positions of Sir Peter Bonfield, senior Non-Executive Director and Erna Möller. For the reasons explained below, it is the Board’s view that Sir Peter and Professor Möller are independent. Both Directors discharge their duties in a properly independent manner and constructively and appropriately challenge the Executive Directors and the Board.

Sir Peter is a Non-Executive Director of Telefonaktiebolaget LM Ericsson. Marcus Wallenberg is also a Non-Executive Director of Ericsson. Investor AB, of which Mr Wallenberg is Chief Executive Officer, holds approximately 5% of Ericsson’s shares (representing approximately 38% of the voting rights). The Board is satisfied that Sir Peter’s presence on the Ericsson Board results from his broad experience of the global telecommunications industry and not from any connection with Investor AB or the Wallenberg family. The Board also had regard to the length of time which Sir Peter has served as a Non-Executive Director of the Company (he was first appointed in 1995). As the position was only established in 2002, the Board wishes Sir Peter to continue in his current role as the senior Non-Executive Director of the Company for two or three years more to provide further continuity, subject to his re-election at Annual General Meetings.

Professor Möller is the Chief Executive Officer of the Board of the Knut and Alice Wallenberg Foundation, a charitable foundation in Sweden which supports scientific research and educational programmes by awarding financial grants to individuals or institutions. Although one of the Foundation’s principal investments is in Investor AB, all investment decisions of the Foundation are made by its investment committee of which Professor Möller is not a member. Her role, as Chief Executive Officer of the Board, is principally to lead the scrutiny of applications for grants and maintain close contacts with scientific and educational institutions in Sweden to develop the work of the Foundation.

Chief Executive and the Senior Executive Team
The Chief Executive, Sir Tom McKillop, has delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive has established and chairs the Senior Executive Team. While the Chief Executive retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Salick Health Care and Astra Tech).

The members of the Senior Executive Team are Jonathan Symonds, Chief Financial Officer; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and ROW; David Brennan, Executive Vice-President, North America; Jan Lundberg, Executive Vice-President, Discovery Research; John Patterson, Executive Vice-President, Product Strategy & Licensing and Business Development; Martin Nicklasson, Executive Vice-President, Development; Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

The Senior Executive Team normally meets once a month to consider and decide all major business issues. It also usually reviews those matters which are of a size or importance to require the attention of, or which are reserved to, the Board before such matters are submitted to the Board for review and decision.

Each business function is subject to an annual budget and target-setting process including forecasts for the following two years together with a sensitivity and risk analysis, quarterly updates of the forecast for the current year and regular reporting. Performance reviews are undertaken in each part of the business regularly. The Company’s quarterly business performance management system uses a broad range of measures that link directly to the achievement of key business priorities. Treasury operations are centralised, operate within defined limits and are subject to regular reporting requirements and Audit Committee reviews.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls which aims to safeguard shareholders’ investments and the Company’s assets, ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable assurance of effective operations and compliance with laws and regulations, although any system of internal controls can only provide reasonable, not absolute, assurance against material misstatement or loss.

Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the Combined Code’, the Directors have continued to review the effectiveness of the Group’s system of non-financial controls, including operational and compliance controls, risk management and the Company’s high level internal control arrangements. These reviews have included an assessment of internal controls, and in particular internal financial controls, by the internal audit function, management assurance of the maintenance of control and reports from the external auditor on matters identified in the course of its statutory audit work. A key part of these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls,

Back to Contents

46	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Report

Directors’ Report continued

their compliance with Company policies (including those relating to safety, health and the environment), local laws and regulations (including the industry’s regulatory requirements) and report any control weaknesses identified in the past year. The Directors believe that the Company maintains an effective embedded system of internal controls and complies with the Turnbull Report guidance.

The Company views the careful management of risk as a key management activity. Managing business risks to deliver opportunities is a key element of all activities. This is done using a simple and flexible framework which provides a consistent and sustained way of implementing the Company’s values. These business risks, which may be strategic, operational, reputational, financial or environmental, should be understood and visible. The business context determines in each situation the level of acceptable risk and controls.

Much of the Company’s work in the area of risk management is facilitated by the Risk Advisory Group consisting of representatives from each business function. Its role is advisory and is to assist senior management to identify and assess the main risks faced by the Company’s business in a co-ordinated manner, to assess, identify and document the Company’s risk profile and to ensure that the business focuses on critical business issues. It is chaired by the Chief Financial Officer and reports twice a year to the Senior Executive Team. The Risk Advisory Group’s reports on the Company’s risk profile are reviewed by both the Audit Committee and the Board.

Under the auspices of the Risk Advisory Group, the Company has developed and is establishing an integrated risk management framework with the aim of continuing to ensure that the business understands the key risks it faces, especially cross-functional risks, has an embedded risk management approach to all of its activities, links risk management to business performance reporting and seeks continuous improvement in the management of risk by sharing best practice throughout the organisation.

Code of Conduct
The policy of the Company is to require all of its subsidiaries, and their employees, to observe the highest ethical standards of integrity and honesty and act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks, by its words and actions, to reinforce them throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

During the year, the Code of Conduct was reviewed and revised. The amended version was approved by the Board in July 2003. The revised AstraZeneca Code of Conduct is set out in full on pages 138 and 139. It is an important demonstration of the Company’s uncompromising commitment to honesty and integrity. To coincide with the launch of the new Code of Conduct, the Company also updated and extended its procedures for raising integrity concerns which include a confidential helpline for employees worldwide. In September 2003, the Company adopted a Finance Code of Conduct which complements the main AstraZeneca Code of Conduct and applies to the Chief Executive, the Chief Financial Officer and the Company’ s principal accounting officers. The Finance Code of Conduct also applies to all Finance function employees and reinforces the importance of the integrity of the Company’s accounts, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes.

Group Internal Audit
Group Internal Audit (GIA) is an independent appraisal function which derives its authority from the Board through the Audit Committee. Its primary role is to provide reasonable and objective assurance about the adequacy and effectiveness of the Company’s financial control framework and risk management.

GIA seeks to discharge the responsibilities set down in its charter by reviewing the processes which ensure that business risks are effectively managed; reviewing the financial and operational controls which help to ensure that the Company’s assets are properly safeguarded from losses, including fraud; reviewing the controls which help to ensure the reliability and integrity of management information systems; reviewing the processes which ensure compliance with corporate objectives, policies and procedures and external legislation and regulation (other than those relating to safety, health and the environment and product regulatory compliance which are the responsibility of other audit functions); and on an ad hoc basis, reviewing that value for money is obtained.

GIA also acts as a source of constructive advice and best practice, assisting senior management with its responsibility to improve the processes by which business risks are identified and managed and to report and advise on the proper and effective use of resources.

External auditor
A resolution will be proposed at the AGM on 29 April 2004 for the re-appointment of KPMG Audit Plc, London as auditor of the Company.

The external auditor has undertaken various non-audit work for the Company during 2003. More information about this work and the fees paid by the Company for it are set out in Note 33 to the Financial Statements on page 107. The external auditor is not engaged by the Company to carry out any non-audit work on which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee’s Report on pages 48 to 50, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2003.

Board committees
Audit Committee
Full details about the Audit Committee, its composition, remit and work during 2003 can be found in the Audit Committee’s Report on pages 48 to 50.

Remuneration Committee
The members of the Remuneration
Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan and Erna Möller. They are all Non-Executive Directors. The Board considers them all to be independent.

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Report	47

involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives.

Further information about the membership and work of the Remuneration Committee and the Company’s remuneration policy and practice is set out in the Directors’ Remuneration Report on pages 50 to 59.

Nomination Committee
The members of the Nomination Committee are Percy Barnevik (Chairman of the Committee), Håkan Mogren, Sir Peter Bonfield, Jane Henney and Joe Jimenez. Mr Jimenez was appointed as a member of the Nomination Committee in December 2003. They are all Non-Executive Directors. With the exception of the Chairman and Dr Mogren, for the reasons explained above, the Board considers them all to be independent.

The remit of the Nomination Committee is, primarily, to lead the process for and to make proposals to the Board for any new appointments as Directors of the Company. The remit of the Nomination Committee is available on the Company’s website: astrazeneca.com. During 2003, the Nomination Committee held regular meetings. Each meeting was attended by all of its members. In particular, it considered the appointment to the Board of two additional Non-Executive Directors. External search consultants assisted with this work. The Nomination Committee unanimously recommended to the Board that Michele Hooper and Joe Jimenez be appointed as Non-Executive Directors.

As with all new Non-Executive Directors, a series of induction meetings with various senior managers were arranged for Ms Hooper and Mr Jimenez following their appointments to the Board.

Science Committee
In July 2003, the Board established a Science Committee. The members of the Science Committee are Jane Henney, Erna Möller and Dame Bridget Ogilvie.

The remit of the Science Committee is, on behalf of the Board, to review and assess the international competitiveness and quality of science within the Company. The Executive Vice-President, Discovery Research and the Chief Scientist and Head

of Project Evaluation normally attend meetings of the Science Committee.

Shareholders
In its financial reporting to shareholders and other interested parties by means of annual and quarterly reports, the Board aims to present a balanced and understandable assessment of the Company’s financial position and prospects.

The Company maintains a corporate website containing a wide range of information of interest to institutional and private investors: astrazeneca.com.

The Company has frequent discussions with institutional shareholders on a range of issues affecting its performance. These include meetings following the announcement of the annual results with the Company’s largest institutional shareholders on an individual basis. In addition, the Company responds to individual ad hoc requests for discussions from institutional shareholders. The senior Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Chief Financial Officer has failed to resolve or for which such contact is inappropriate.

All shareholders, including private investors, have an opportunity to put questions to members of the Board on matters relating to the Company’s operation and performance at the AGM.

Employees
The core values of the Company are respect for the individual and diversity; openness, honesty, trust and support for each other; integrity and high ethical standards; and leadership by example at all levels.

The Company maintains an open management style and involves its employees both in daily decisions which affect them and longer term matters. The Company is fully committed to keeping all of its employees informed about their work unit and the wider business, as well as discussing the implications of major business changes and other relevant matters. Key business priorities are communicated throughout the organisation and form part of the basis for the Company’s employee bonus and incentive plans. Details of employees’ share plans appear in Note 30 to the Financial Statements.

In line with legal requirements and cultural standards, more formal national and business level employee consultation arrangements exist in some countries, including the UK. There is a forum for employee consultation at European level, chaired by the Chief Executive, in which employee representatives from 19 countries participate. The Company also has a variety of constructive relationships with trade unions across its worldwide operations including formal recognition and active dialogue where appropriate.

The Company believes that every employee should be treated with the same respect and dignity. It values the rich diversity and creative potential of people with differing backgrounds and abilities and encourages a culture of equal opportunities in which personal success depends on personal merit and performance. It is Company policy that there should be no discrimination against any person for any reason. All judgements about people for the purposes of recruitment, development and promotion are made solely on the basis of their ability and potential in relation to the needs of the job. Every manager is responsible for implementing this policy.

It is Company policy that people with disabilities should have the same consideration as others with respect to recruitment, retention and personal development. Depending on their skills and abilities, people with disabilities enjoy the same career prospects as other employees and the same scope for realising potential. The Company also takes all reasonable steps to ensure that its working environments can accommodate special needs.

Other stakeholders
The Company aims to set, promote and maintain high standards of corporate responsibility wherever it operates. Dame Bridget Ogilvie, Non-Executive Director, is the Board member responsible for this area and oversees the work of a cross-functional committee. The Company has established systems to monitor its performance. Policies and standards relating to corporate responsibility are maintained and widely communicated within the organisation. In 2003, the Company was again included in the FTSE4Good and the Dow Jones Sustainability Indexes. The Company publishes and sends to shareholders a separate Corporate Responsibility

Back to Contents

48	AstraZeneca Annual Report and Form 20-F Information 2003	Audit Committee’ s Report

Audit Committee’s
Directors’ Report continued		Report

Summary Report. More detailed information about the Company’s approach to this area of its business can be found on its website: astrazeneca.com.

It is not Company policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, Company policy to agree appropriate payment terms with all suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, abide by the terms of payment. The total amount of money owed by the Company’s subsidiaries to trade creditors at the balance sheet date was equivalent to 75 days’ average purchases. No equivalent disclosure is provided in respect of the Company as it has no external creditors.

Purchase of own shares
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. In August 1999, the Company announced a $2 billion share re-purchase programme to be completed by the end of 2002. This programme was completed ahead of schedule in the second quarter of 2002. In January 2002, the Company announced an additional $2 billion re-purchase programme which was completed on schedule by the end of 2003.

During 2003, the Company purchased 27.2 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $1,154 million. Following the purchase of these shares, they were all cancelled as required by applicable English law. This number of shares represents 1.6% of the Company’s total issued share capital at 31 December 2003.

Since the beginning of the re-purchase programme in 1999, the Company has purchased for cancellation in total 92.8 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $3,959 million. This number of shares represents 5.5% of the Company’s total issued share capital at 31 December 2003.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the Listing Rules of the UK Listing Authority. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 29 April 2004, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

Political donations
Under the UK’s Political Parties, Elections and Referendums Act 2000, shareholder authority is required for political donations to be made or political expenditure to be incurred by the Company or its subsidiaries in the European Union. Neither the Company nor its subsidiaries made any donations or incurred any expenditure in 2003 in the European Union in respect of which shareholder authority or disclosure in this Directors’ Report is required under the Act. Neither the Company nor its subsidiaries intend to make any such donations or incur any such expenditure in the European Union in the foreseeable future. However, the Act defines ‘political organisation’ widely and, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform may be caught by the definition.

To enable the Company to continue to support such organisations without inadvertently breaching the Act, a resolution will, in the same way as last year, be proposed at the AGM on 29 April 2004 authorising the Company to make donations or incur expenditure in the European Union up to an aggregate limit of $150,000.

In 2003, AstraZeneca’s US legal entities made contributions amounting in aggregate to $258,000 (2002 $275,000) to state political party committees and to campaign committees of various state candidates affiliated with the major parties. All contributions were made only where allowed by state law. American nationals exercised decision-making over the contributions and the funds were not provided or reimbursed by any non-US corporation.

On behalf of the Board
G H R Musker
Group Secretary and Solicitor
29 January 2004

The members of the Audit Committee are Karl von der Heyden (Chairman of the Committee), John Buchanan, Jane Henney, Dame Bridget Ogilvie and Marcus Wallenberg. They are all Non-Executive Directors. With the exception of Mr Wallenberg for the reasons explained above, the Board considers them all to be independent under the UK’s revised Combined Code.

The Board remains satisfied that various members of the Audit Committee have recent and relevant financial experience. At its meeting in December 2003, the Board determined that Mr von der Heyden and Dr Buchanan are audit committee financial experts for the purposes of the US Sarbanes-Oxley Act of 2002.

During the year, the remit of the Audit Committee was reviewed and revised. The amended version was approved by the Board in December 2003. The revisions did not introduce fundamental changes to the remit but rather clarified and set out more fully the existing responsibilities of the Audit Committee. The new core remit of the Audit Committee is to review and report to the Board on:

>	the scope of and plans for audits of the Company by the external auditor and the internal audit function;

>	the implementation of the external and internal audit plans and the handling of any material issues arising from those audits;

>	the Company’s overall framework for internal control over financial reporting and its financial reporting processes;

>	the Company’s overall framework for other internal controls;

>	the Company’s overall framework for risk management with particular emphasis on financial risks;

>	the accounting policies and practices of the Company; and

>	the annual and quarterly financial reporting carried out by the Company.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Audit Committee’s Report	49

The Audit Committee is also charged with promptly bringing to the attention of the Board:

>	any significant concerns of the external auditor about the conduct, results or overall outcome of the annual audit of the Company;

>	any significant concerns of the Chief Internal Auditor about the conduct, results or outcome of internal audits;

>	any matters which may significantly affect or impair the independence of the external auditor;

>	any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting;

>	any significant deficiencies or material weaknesses in the design or operation of the Company’s other internal controls and any significant breaches of those internal controls; and

>	any serious issues of non-compliance.

The Audit Committee also oversees the establishment, implementation and maintenance of the Code of Conduct and establishes procedures for the receipt and handling of complaints concerning accounting or audit matters; appoints and agrees the compensation for the external auditor subject, in each case, to the approval of the Company’s shareholders in general meeting and, if necessary, recommends to the Board that a resolution be proposed at a general meeting of the Company authorising the removal of the external auditor; and reviews and approves the appointment and any dismissal of the Chief Internal Auditor.

The full revised remit of the Audit Committee is available on the Company’s website: astrazeneca.com.

As a result of a significantly increased workload, due mainly to the implementation of the US Sarbanes-Oxley Act of 2002, the Audit Committee met seven times in 2003 compared to four meetings in 2002. It is currently scheduled to meet seven times in 2004. Each meeting of the Audit Committee in 2003 was attended by all five of its members except that Dr Buchanan was unable to attend the January meetings due to prior engagements. At the invitation of the Audit Committee, the Chairman of the Board, a Non-Executive Director, attended all of its meetings in 2003.
During the year, in line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with both the Company’s Chief Internal Auditor and the lead partner from the Company’s external audit firm. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and the Chief Internal Auditor and the external lead audit partner, independent of the main sessions of the Audit Committee attended by the Chief Financial Officer and the Group Financial Controller.

During 2003, the business considered and discussed by the Audit Committee included:

>	the financial disclosures contained in the Company’s annual and quarterly reports to shareholders and other interested parties;

>	various accounting matters, including the Company’s critical accounting policies, raised by management and the external auditor in the context of the financial disclosures;

>	reports from management on the Company’s risk profile and the assessment and management of risk;

>	reports from management, the internal audit function and the external auditor on the effectiveness of the Company’s system of internal controls and, in particular, internal financial controls; these included a review and discussion of the results of the Company’s ‘letter of assurance’ process for 2003 and reviews of quarterly activity reports from the internal audit function and the status of follow-up actions with management;

>	the review of and revisions to the AstraZeneca Code of Conduct (described in more detail in the Directors’ Report); the Audit Committee took a particular interest in the updated procedures for raising integrity concerns and the confidential helpline for employees worldwide; in July 2003, the Audit Committee approved procedures for the handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

>	a review of the Company’s US sales and marketing compliance programme, including the five year Corporate Integrity Agreement between the Company and the Office of Inspector General for the US Department of Health and Human Services signed in 2003;

>	proposals from the internal audit function and the external auditor about their audit programmes for 2003;

>	a review at the beginning of 2003 of the performance of the external auditor which resulted in the Audit Committee unanimously recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company’s external auditor be proposed to shareholders at the AGM in April 2003;

>	the succession plans for the rotation of the global lead audit partner of the external auditor; in July 2003, the Audit Committee met and had discussions with a number of succession candidates proposed by the external auditor; the new lead audit partner selected following those discussions meets with the full approval of the Audit Committee and will succeed the current lead audit partner in April 2004;

>	a report from the Company’s Treasury function about its operations and approach to risk management;

>	the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor; in April 2003, the Audit Committee approved certain pre-approval policies and procedures for three categories of work – audit services, audit-related services and tax services – and a standing agenda item at Audit Committee meetings now covers the operation of these procedures;

>	the amount of audit and non-audit fees of the external auditor; the Audit Committee was satisfied throughout the year that the objectivity and

Back to Contents

50	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report

Directors’ Remuneration Report

independence of the external auditor were not in any way impaired by either the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances; full details of the audit and non-audit fees for the year are disclosed in Note 33 to the Financial Statements; and

>	the impact of the US Sarbanes-Oxley Act of 2002 on the Company and, in particular, on the operation of the Audit Committee and its relationship with the external auditor; this included periodic reviews of the Company’s state of compliance with applicable provisions of the Act.

At the scheduled meeting of the Audit Committee held at the end of January 2004, the Chief Executive and the Chief Financial Officer presented to Audit Committee members their conclusions following the evaluation of the effectiveness of the Company’s disclosure controls and procedures required by Item 15(a) of Form 20-F. Based on their evaluation, the Chief Executive and the Chief Financial Officer concluded that the Company maintains an effective system of disclosure controls and procedures.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report and Form 20-F Information that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

On behalf of the Audit Committee K M von der Heyden Non-Executive Director and Chairman of the Audit Committee 29 January 2004

At the Annual General Meeting on 29 April 2004, a resolution will be proposed to approve the Directors’ Remuneration Report.

Remuneration Committee
The members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan and Erna Möller. They are all Non-Executive Directors. The Board considers them all to be independent.

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives. A copy of the Remuneration Committee’s remit is available on the Company’s website: astrazeneca.com.

The Remuneration Committee met four times during 2003. Each meeting was attended by all three of its members. At the invitation of the Remuneration Committee, the Chairman of the Board, a Non-Executive Director, attended all of its meetings in 2003. At the request of the Remuneration Committee, Sir Tom McKillop, Chief Executive and Peter Brown, Vice-President, Global Compensation and Benefits, as well as the Secretary of the Remuneration Committee, Graeme Musker, attended all of its meetings and provided advice and services which materially assisted the Remuneration Committee during 2003. In doing so, Mr Brown drew on various sources of data concerning directors’ and executives’ salaries, bonus levels and other incentives including general pharmaceutical industry reports and surveys, as well as surveys specifically carried out for the Company. These included certain surveys prepared for the Company by Towers Perrin. During 2003, Towers Perrin also provided global share plan administration services to the Company and consultancy services to the Company’s US business.

Overall remuneration policy and purpose
The Company is committed to maintaining a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose is:

>	to attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world; and
>	to motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice is designed:

>	to closely align individual and team reward with business performance at each level;
>	to encourage employees to perform to their fullest capacity;
>	to encourage employees to align their interests with those of shareholders;
>	to support managers’ responsibility to achieve business performance through people and for them to recognise superior performance, in the short and longer term;
>	to be as locally focused and flexible as is practicable and beneficial;
>	to be competitive and cost-effective in each of the relevant employment markets; and
>	to be as internally consistent as is practicable and beneficial taking due account of market need.

The cost and value of the components of the remuneration package are considered as a whole and are designed:

>	to ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives; and
>	to reflect market competitiveness taking account of the total value of all of the benefit components.

The principal components contained in the total remuneration package, for employees as a whole, are:

>	annual salary – based on conditions in the relevant geographic market, with the provision to recognise, in addition, the

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report	51

value of individuals’ sustained personal performance, resulting from their ability and experience;
>	annual bonus – a lump sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year within a specific plan; the corporate goals are derived from the annual budget set by the Board and take into account external expectations of performance; the functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year;
>	longer term incentive – for selected groups, a longer term incentive targeted at the achievement of strategic objectives with close alignment to the interests of shareholders;
>	pension arrangements which are appropriate to the relevant market;
>	other benefits such as holidays and sickness benefit which are cost-effective and compatible with the relevant national welfare arrangements; and
>	share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth as shareholders.

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

For each Executive Director, the individual components are:

>	annual salary – the actual salary for each of the Executive Directors is determined by the Remuneration Committee on behalf of the Board; these salaries reflect the experience and sustained performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness;

>	short term bonus:

	>	the Chief Executive is eligible for an annual bonus related solely to the achievement of the targeted performance of earnings per share; the bonus payable is on a scale of 0-100% of salary and 50% of salary is payable for the achievement of target performance; as referred to above, this is derived from the budget set by the Board and takes into account external expectations of performance;

>	the Deputy Chairman was also eligible for this annual bonus related solely to earnings per share for that part of 2003 during which he served as an Executive Director (1 January 2003 until 31 August 2003);

>	the Chief Financial Officer is eligible for an annual bonus related to the achievement of both the targeted performance of earnings per share and the achievement of performance measures relevant to his particular area of responsibility; the bonus payable is on a scale of 0-100% of salary and 50% of salary is payable for the achievement of target business performance; 80% of the bonus relates to the achievement of the earnings per share target and 20% to the other performance measures;

>	longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options; the grant of options under the AstraZeneca Share Option Plan is determined by the Remuneration Committee, as are the performance targets that will apply and whether they will apply to the grant and/or exercise of options – this is described in more detail below; and

>	pension arrangements – the table on page 56 gives details of the changes in the value of the Executive Directors’ accrued pensions during 2003:

	>	UK Executive Directors’ pension arrangements – the Chief Executive is a member of the Company’s main UK defined benefit pension plan; the normal pension age under this plan is 62; however, a member’s accrued pension is available from age 60 without any actuarial reduction; in addition the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request;

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependent; any member may choose higher or lower levels of survivor’s pensions at retirement, subject to Inland Revenue limits, in return for an adjustment to their own pension of equivalent actuarial value; pensions are also payable to dependent children; in the event of a senior employee becoming incapacitated from performing his work then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years additional service), based on current pensionable salary; in the event of death prior to retirement, dependents are entitled to a pension of two-thirds of the pension that would have been earned had such person remained in service to age 62 plus a capital sum of four times pensionable pay; pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%;

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available; currently, only the Chief Financial Officer is affected by this limit; the Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-capped UK Executive Directors; if this does not provide equivalence, the Company has agreed to make up the difference; the benefits derived from equivalence are shown in the table on page 56 as if the scheme was a defined benefit arrangement; the Company contribution in 2003 in respect of the pension element was $193,000;

Back to Contents

52	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report

Directors’ Remuneration Report continued

>	Swedish Executive Directors’ pension arrangements – normally, Swedish Executive Directors participate in the collectively bargained ITP pension plan, which provides pensions, dependents’ pensions and lump sums on death in service; in respect of those Swedish Directors or former Directors, namely Håkan Mogren and Åke Stavling, whose pensionable earnings are or were in excess of the earnings limit imposed by the Swedish Communal Tax Law (Kommunalskattelagen), supplementary pension commitments are made; the Company has agreed to pay 70% of pensionable salary from age 60 to age 65 and 50% of such earnings from age 65; the ITP provisions are included in this additional commitment; paid in pension capital may also be used in the event of retirement or termination before the age of 60; in the event of long term illness then a pension is payable immediately as if such person had reached the normal retirement age, of 70% of current pensionable salary; on death in retirement the accrued pension is payable to a surviving spouse or other dependent; in the event of death prior to retirement the accrued pension is payable to a surviving spouse or other dependent plus a capital sum of three times pensionable salary less $100,000 if married or two times pensionable salary less $100,000 if not.

Other customary benefits (such as a car and health benefits) are also made available. This happens by way of the Executive Directors’ participation in the Company’ s flexible benefits arrangements, which apply to the vast majority of the Company’ s UK and Swedish employees.

Measurement of performance
Each year, as referred to above both short term and longer term objectives are agreed with the Board and regularly monitored in respect of both individual business functions and integrated corporate strategy. Performance against these objectives determines functional bonuses and, separately, whether or not share options will be granted.

In respect of bonuses in 2003, relevant factors considered included the delivery of higher earnings per share than had been anticipated both by the Board and externally at the start of the year, the sales performance of newer products, new product approvals and emerging benefits from ‘efficiency and effectiveness’ projects. Going forward, the corporate goals will reflect the Company’s statement that financial performance over the next several years is likely to rank among the best in the global peer group of large capitalisation pharmaceutical companies.

AstraZeneca Share Option Plan
The AstraZeneca Share Option Plan was approved at the AGM in 2000 following prior consultation with major shareholders. Its design took account of the overall competitiveness of the Company’s remuneration arrangements for senior executives and US employees in the context of the Company’s peers in the pharmaceutical industry.

The Remuneration Committee must on every occasion, before agreeing the grant of options to Executive Directors and others, be satisfied that the most recent and also the underlying performance of the Company justifies the grant; in addition it must be satisfied that the necessary performance has been achieved by each individual.

In agreeing grants of options in 2003, the Remuneration Committee took into account, in particular, very successful progress in the previous year in the transformation of the Company’s product portfolio in view of the potential reduction in sales resulting from the loss of patent protection for key products. Against a background of increased regulatory demands and costs, the Company had set clear strategic targets to be achieved in the reference period: to increase sales of new and growth products; to extend the application of existing products; to launch new products and to achieve key milestones in making further new products ready for launch. These targets were achieved. For example: Nexium, launched in 2001, achieved sales of close to $2 billion in 2002 and Seroquel reached sales of over $1 billion for the first time; new indications or formulations for Arimidex, Casodex and Zomig were launched in 2002; Iressa and Faslodex were launched and key milestones were passed in respect of Crestor and Exanta.

The dilutive effect of the proposed grants of options on the Company’s issued share capital was also considered by the Remuneration Committee, particularly in the light of the letter sent to shareholders in 2000 by the then Chairman of the Remuneration Committee ahead of the approval of the plan at the AGM in which it was stated that the percentage of the issued share capital which could be allocated under all of the Company’s employee share plans over a period of ten years should be under 10%; this commitment is applied by the Remuneration Committee in practice as a limit, on average, of under 1% per annum.

The Remuneration Committee concluded that a grant of options to those plan participants and individual Executive Directors proposed for a grant was appropriate given the level of performance achieved.

Since the Company’s AGM in 2003, a number of the Company’s larger shareholders (particularly those who expressed concern in respect of the Directors’ Remuneration Report for 2002) have been consulted about the Company’s remuneration arrangements for its Executive Directors and senior employees, including the Company’s use of employee share plans. While there are no apparent concerns on the overall levels of remuneration, concern has been expressed about the fact that the AstraZeneca Share Option Plan currently involves the consideration of performance criteria on grant, as described above, rather than the fulfilment of performance conditions before options can be exercised. The dialogue with shareholders will continue. In particular, in accordance with the arrangements agreed with shareholders in 2000, the Remuneration Committee intends to review the AstraZeneca Share Option Plan during 2004.

A graph is set out on page 57 illustrating the Company’s total shareholder return (TSR) over the last five years against the FTSE 100 Index. Although the Company does not use TSR as a formal measure of performance for its share plans, it is an important measure used in the Company’s overall business performance assessment process.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report	53

Executive Directors’ service contracts
The service contracts of the current Executive Directors provide for a notice period of one year. For new Executive Directors, the Board would aim to negotiate a one year notice period. In exceptional circumstances, the initial notice period may be for longer than one year. In those circumstances, the Board would explain to shareholders the reasons why it believed a longer notice period was necessary and it would be the Board’s intention that it should be reduced to one year subsequently. At the time of the AGM on 29 April 2004, the unexpired term of Executive Directors’ service contracts will be a maximum of one year. The details of the Executive Directors’ individual service contracts are set out in the table below.

In the event of the termination of an Executive Director’s service contract, depending upon the circumstances the Company may be liable to provide compensation to the Executive Director equivalent to the benefits which he or she would have received during the contractual notice period. For current Executive Directors, it is the Company’s expectation that any such liability would be calculated on the basis of one year’s base salary, target bonus and other benefits. The Company’s policy in the event of the termination of an Executive Director’s service contract is to avoid any liability to the Executive Director in excess of his or her contractual entitlement and aim to ensure that any liability is mitigated to the fullest extent possible.

Leaving arrangements for Åke Stavling
Åke Stavling, Executive Director, left the Company at the end of January 2003. Mr Stavling’s leaving arrangements were considered and approved by the Remuneration Committee, based on existing contracts and practice. These are summarised below.

>	As disclosed in the Directors’ Remuneration Report for 2002, Mr Stavling is receiving compensation from the Company which is being paid on a monthly basis from his leaving date until the end of January 2005; the amount of this compensation is equivalent to two years’ base annual salary; Mr Stavling was entitled to a notice period of two years under his service contract at the time he left the Company.

>	All other allowances, bonuses and benefits ceased on Mr Stavling leaving the Company at the end of January 2003.

>	On leaving the Company, options held by Mr Stavling over 80,516 Ordinary Shares in the Company vested and became exercisable; these options had been granted to him since April 1999 at various prices in the normal course of operation of the Zeneca 1994 Executive Share Option Scheme and the AstraZeneca Share Option Plan; if not exercised, they will lapse on 31 January 2005.

>	In May 2003, there were released to Mr Stavling from retention 7,624 Ordinary Shares in the Company which he was awarded in 2000 under the Zeneca Executive Performance Bonus Scheme in respect of his bonus for 1999.

>	In November 2003, there were released to Mr Stavling 533 Ordinary Shares in the Company which were allocated to him in November 2000 on the demerger of Zeneca Agrochemicals in respect of executive share options he held on 10 November 2000.

>	Share options held by Mr Stavling under the Astra Shareholder Value Incentive Plan were not affected by his leaving the Company and details are disclosed on page 59 in the normal way.

>	From age 60, the pension arrangements previously disclosed by the Company in respect of Mr Stavling will apply.

Arrangements for Håkan Mogren ceasing to be an Executive Director
From April 1999, Håkan Mogren was Executive Deputy Chairman of the Company. At the end of August 2003, he ceased to be an Executive Director and employee of the Company and became Non-Executive Deputy Chairman. As a result, certain arrangements concerning Dr Mogren’s remuneration were considered and approved by the Remuneration Committee, based on existing contracts and practice. These are summarised below.

>	From 1 January 2003 until 31 August 2003, Dr Mogren received the emoluments to which he was entitled as Executive Deputy Chairman, the details of which are disclosed on pages 55 and 56 in the normal way; these included an annual bonus which was calculated pro rata for the period of his employment by the Company in 2003.

>	Following his change in status to Non-Executive Deputy Chairman at the end of August 2003, Dr Mogren is receiving compensation from the Company which is being paid on a monthly basis from 1 September 2003 until the end of August 2004; the amount of this compensation is equivalent to one year’s base annual salary which is derived from his service contract.

>	All allowances, bonuses and benefits ended on Dr Mogren ceasing to be an Executive Director and employee of the Company at the end of August 2003 with the exception of his existing health insurance cover and life insurance arrangements which will continue until age 60.

>	Although Dr Mogren ceased to be an employee of the Company on 31 August 2003, he has continued as a Director of the Company and consequently, under the relevant plan rules, options over Ordinary Shares previously granted to him at various

Details of Executive Directors’ service contracts

Executive Director	Date of service contract	Unexpired term at 31 December 2003	Notice period

Sir Tom McKillop	11.01.96	One year	One year

Jonathan Symonds	20.05.98	One year	One year

Back to Contents

54	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report

Directors’ Remuneration Report continued

prices in the normal course of operation of the Astra Shareholder Value Incentive Plan, the Zeneca 1994 Executive Share Option Scheme and the AstraZeneca Share Option Plan were not affected by his change of status to Non-Executive Deputy Chairman.

>	The same applies to both the Ordinary Shares in the Company which he was awarded in 2000 under the Zeneca Executive Performance Bonus Scheme in respect of his bonus for 1999 and the Ordinary Shares in the Company which were allocated to him in November 2000 on the demerger of Zeneca Agrochemicals in respect of executive share options he held on 10 November 2000. These Ordinary Shares were released to him in May and November 2003 respectively. More details about share options and the releases of shares are disclosed on pages 57 to 59.

As a Non-Executive Director, Dr Mogren will not be entitled to any future performance related bonuses, grants of share options or pension contributions. From age 60, subject to his re-election as a Director at AGMs, Dr Mogren’s fee as Non-Executive Deputy Chairman will be £100,000 per annum. From age 60, the pension arrangements previously disclosed by the Company in respect of Dr Mogren will apply.

During 2003, Dr Mogren purchased certain furnishings from the Company on arm’s length terms. The total value of the transaction concerned was SEK618,000. The value of the items purchased was assessed by independent valuers.

Position of the Non-Executive Directors
None of the Non-Executive Directors has a service contract. They are not eligible for performance-related bonuses or the grant of share options. No pension contributions are made on their behalf.

External appointments and retention of fees
With the specific approval of the Board in each case, Executive Directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Sir Tom McKillop, Chief Executive, served as a Non-Executive Director of Lloyds TSB Group plc throughout 2003 and retained the fees paid to him for this service. In 2003,

the total amount of such fees paid to him was £49,000.

Jonathan Symonds, Chief Financial Officer, served as a Non-Executive Director of QinetiQ Group plc throughout 2003 and retained the fees paid to him for this service. In 2003, the total amount of such fees paid to him was £33,000. With effect from 1 September 2003, Mr Symonds also receives and retains fees of £15,000 per annum for his position as a member of the UK Accounting Standards Board.

Directors’ emoluments in 2003
The Directors’ emoluments in 2003 are disclosed on pages 55 to 56.

Directors’ interests in shares
Details of the Directors’ interests in the Company’s Ordinary Shares are disclosed on pages 57 to 59.

Audit
The Directors’ emoluments in 2003 and the details of the Directors’ interests in the Company’s Ordinary Shares disclosed on pages 55 to 59 have been audited by the Company’s external auditor.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report	55

Directors’ emoluments in 2003
The aggregate remuneration, excluding pension contributions, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2003 was £11 million ($18 million) (including £250,000 ($403,000) to the Chairman). Remuneration of individual Directors is set out below in sterling and US dollars. Among those Directors who receive their remuneration in sterling are the Chairman, the Non-Executive Deputy Chairman, the senior Non-Executive Director, the Chief Executive and the Chief Financial Officer.

Sterling	Salary and fees £’000		Bonuses £’000	Taxable benefits £’000		Other £’000		Total 2003 £’000	Total 2002 £’000		Total 2001 £’000

Percy Barnevik	250		–	–		–		250	250		250

Håkan Mogren	461		450	51	‡	284	ø	1,246	1,347		1,104

Sir Tom McKillop	885		860	1		44	*	1,790	1,479		1,304

Jonathan Symonds	534		451	6		80	†	1,071	909		815

Sir Peter Bonfield	74		–	–		–		74	46		38

John Buchanan	53		–	–		–		53	33	**	–

Jane Henney	49		–	–		–		49	60		9	**

Karl von der Heyden	55		–	–		–		55	47		41

Michele Hooper	19	**	–	–		–		19	–		–

Joe Jimenez	19	**	–	–		–		19	–		–

Erna Möller	49		–	–		–		49	62		55

Dame Bridget Ogilvie	49		–	–		–		49	62		55

Marcus Wallenberg	46		–	–		–		46	42		38

Former Directors
Åke Stavling	81	+	–	6	‡	402	ø	489	835		712

Others	–		–	–		–		–	621		702

Total	2,624		1,761	64		810		5,259	5,793		5,123

*	Relates to relocation allowances; † Payment for pension related tax liabilities; + Includes settlement on retirement of accrued holiday entitlement;
‡	Includes provision for accommodation in the UK; ø Compensation payment and for accommodation related tax liabilities; ** Part year only.

US dollars	Salary and fees $’000		Bonuses $’000	Taxable benefits $’000		Other $’000		Total 2003 $’000	Total 2002 $’000		Total 2001 $’000

Percy Barnevik	403		–	–		–		403	373		368

Håkan Mogren	743		725	82	‡	458	ø	2,008	2,010		1,623

Sir Tom McKillop	1,427		1,387	1		71	*	2,886	2,208		1,918

Jonathan Symonds	861		727	9		129	†	1,726	1,357		1,199

Sir Peter Bonfield	119		–	–		–		119	68		56

John Buchanan	86		–	–		–		86	49	**	–

Jane Henney	79		–	–		–		79	90		13	**

Karl von der Heyden	89		–	–		–		89	70		60

Michele Hooper	31	**	–	–		–		31	–		–

Joe Jimenez	31	**	–	–		–		31	–		–

Erna Möller	79		–	–		–		79	93		81

Dame Bridget Ogilvie	79		–	–		–		79	93		81

Marcus Wallenberg	74		–	–		–		74	63		56

Former Directors
Åke Stavling	131	+	–	9	‡	648	ø	788	1,246		1,047

Others	–		–	–		–		–	927		1,032

Total	4,232		2,839	101		1,306		8,478	8,647		7,534

*	Relates to relocation allowances; † Payment for pension related tax liabilities; + Includes settlement on retirement of accrued holiday entitlement;
‡	Includes provision for accommodation in the UK; ø Compensation payment and for accommodation related tax liabilities; ** Part year only.

As described in the previous section, compensation payments to Håkan Mogren and Åke Stavling were £225,000 ($363,000) and £399,000 ($643,000) respectively and are included within Other in the above tables.

Back to Contents

56	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report

Directors’ Remuneration Report continued

Directors’ emoluments in 2003 (continued)
The remuneration of Directors is or was in the case of former Directors (with minor exceptions) established and paid in either Swedish kronor or sterling and has been converted into US dollars in the second table on page 55 at the average exchange rate for the year in question. These rates were:

	GBP/USD	SEK/USD

2001	0.68	10.79

2002	0.67	9.86

2003	0.62	8.30

Some Directors and officers were also granted options to subscribe for Ordinary Shares under the Company’s share option plans. Details of share options granted to, and exercised by, Directors and the aggregate of gains realised on exercised options in the year are given on pages 58 and 59.

No Director or officer has a family relationship with any other Director or officer.

Transactions with Directors
During the year there were no material recorded transactions between the Company and the Directors.

Executive Directors’ Pension Arrangements (per annum)			Sir Tom McKillop $’000	Jonathan Symonds $’000	Håkan Mogren $’000		Åke Stavling $’000

Defined Benefit Arrangements
1	.	Accrued pension at 1 January 2003	874	317	1,060		543

2	.	Increase in accrued pension
		during year as a result of inflation	24	9	20		–

3	.	Adjustment to accrued pension as a result
		of salary increase relative to inflation	2	1	–		–

4	.	Increase in accrued pension as a
		result of additional service	28	18	–		–

5	.	Accrued pension at 31 December 2003	928	345	1,080	†*	543	†+

6	.	Employee contributions during year	–	32	–		–

7	.	Transfer value of accrued pension
		at 31 December 2002	15,648	2,486	10,055		4,976

8	.	Transfer value of accrued pension
		at 31 December 2003	17,376	3,031	10,896	*	5,003	+

9	.	Change in transfer value during
		the period less employee contributions	1,728	513	841		27

10	.	Age at 31 December 2003	60 9 /12	44 10 /12	58 11 /12	*	58	+

11	.	Pensionable service (years)	34 3 /12	23 4 /12	30 11 /12	*	30	+

†	Accrued pension payable between the age of 60 and 65. Once 65 the pension payable is reduced by 2/7ths (or 28.6%) from the figures shown.
*	On leaving service at 31 August 2003
+	On leaving service at 31 January 2003

Pensions are payable to Directors in either Swedish kronor or sterling. For ease of understanding, the whole table has been presented using the exchange rates for 2003 set out above.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report	57

Graph showing total shareholder return
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Directors’ Remuneration Report of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. This illustrates the Company’s TSR performance against the broad equity market index selected. For the purposes of this graph, set out below, we have selected the FTSE 100 Index as the appropriate index.

Directors’ interests in shares
The interests at 31 December 2003 or on date of retirement of the persons who on that date were Directors (including the interests of their families) in shares and debentures of AstraZeneca PLC are shown below, all of which were beneficial except as otherwise stated. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries.

	Interest in			Interest in
	Ordinary Shares,			Ordinary Shares,
	including shares	Shares held		including shares	Shares held
	held in trust,	in trust at		held in trust,	in trust at
	at 1 Jan 2003	1 Jan 2003	Net shares	at 31 Dec 2003	31 Dec 2003
	or appointment	or appointment	acquired/	or resignation	or resignation
	date	date	(disposed)	date	date

Percy Barnevik	100,000	–	(50,000)	50,000	–

Håkan Mogren	65,974	10,234	(3,810)	62,164	–

Sir Tom McKillop	74,443	13,424	3,392	77,835	–

Jonathan Symonds	13,828	7,788	(2,899)	10,929	–

Sir Peter Bonfield	500	–	–	500	–

John Buchanan	500	–	–	500	–

Jane Henney	500	–	–	500	–

Karl von der Heyden	20,000	–	–	20,000	–

Michele Hooper	–	–	500	500	–

Joe Jimenez	–	–	500	500	–

Erna Möller	2,718	–	–	2,718	–

Dame Bridget Ogilvie	500	–	–	500	–

Marcus Wallenberg	74,504	–	–	74,504	–

Former Directors
Åke Stavling	9,139	8,157	–	9,139	8,157

No Director or senior executive beneficially owns, or has options over, 1% or more of the outstanding shares of the Company, nor do they have different voting rights to other shareholders.

Shares held in trust at 1 January 2003 above include both long term incentive bonus shares appropriated under the Zeneca Executive Performance Bonus Scheme and also shares allocated on the demerger of Zeneca Agrochemicals, in respect of executive share options held on 10 November 2000. In respect of the latter, the shares were released and became beneficially owned by Directors on 13 November 2003.

Back to Contents

58	AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report

Directors’ Remuneration Report continued

Directors’ interests in shares (continued)
The interests of Directors and former Directors in options to subscribe for Ordinary Shares of the Company, which include options granted under the AstraZeneca Savings-Related Share Option Scheme, together with options granted and exercised during the year are included in the following table:

			Exercise		Market price
		No. of shares	price		at date of		First date		Last date
		under option	per share	†	exercise		exercisable	*	exercisable	*

Håkan Mogren	At 1 Jan 2003	179,345	3073	p			13.12.02		27.03.12
	– market price above option price	–
	– market price below option price	179,345	3073	p			13.12.02		27.03.12
	Granted	65,551	2231	p			25.03.06		24.03.13
	At 31 Dec 2003	244,896	2848	p			13.12.02		24.03.13
	– market price above option price	65,551	2231	p			25.03.06		24.03.13
	– market price below option price	179,345	3073	p			13.12.02		27.03.12

Sir Tom McKillop	At 1 Jan 2003	339,068	2604	p			05.04.97		27.03.12
	– market price above option price	93,508	1236	p			05.04.97		03.04.07
	– market price below option price	245,560	3125	p			26.03.01		27.03.12
	Granted	128,498	2231	p			25.03.06		24.03.13
	Exercised	1,900	748	p	2840	p	05.04.97		04.04.04
	Exercised	12,424	826	p	2866	p	17.08.97		16.08.04
	At 31 Dec 2003	453,242	2555	p			27.03.98		24.03.13
	– market price above option price	256,350	2013	p			27.03.98		24.03.13
	– market price below option price	196,892	3260	p			16.03.03		27.03.12

Jonathan Symonds	At 1 Jan 2003	160,376	2828	p			01.10.00		27.03.12
	– market price above option price	30,656	2055	p			01.10.00		30.09.07
	– market price below option price	129,720	3011	p			20.08.01		27.03.12
	Granted	48,012	2231	p			25.03.06		24.03.13
	At 31 Dec 2003	208,388	2691	p			01.10.00		24.03.13
	– market price above option price	121,444	2271	p			01.10.00		24.03.13
	– market price below option price	86,944	3277	p			23.08.03		27.03.12

Åke Stavling	At 1 Jan 2003	111,217	3014	p			26.05.02		27.03.12
	– market price above option price	–
	– market price below option price	111,217	3014	p			26.05.02		27.03.12
	At 31 Jan 2003	111,217	3014	p			26.05.02		31.01.05
	– market price above option price	–
	– market price below option price	111,217	3014	p			26.05.02		31.01.05

†	Exercise prices are weighted averages.
*	First and last exercise dates of groups of options, within which periods there are shorter exercise periods.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Directors’ Remuneration Report	59

In addition to the above, the following Directors or former Directors held options under the Astra Shareholder Value Incentive Plan which were converted into options over AstraZeneca shares on completion of the merger based on an exchange ratio of 0.5045 AstraZeneca options for each Astra option held. No further options have been or will be granted under the scheme:

Astra SVIP Options

		No. of	Exercise	†	Market price
		shares	price		at date of	First date		Last date
		under option	per share		exercise	exercisable	*	exercisable	*

Håkan Mogren	At 1 Jan 2003	25,080	389.68SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	25,080	389.68SEK			06.04.99		23.01.06
	Sold	8,792	316.13SEK		358.00SEK	06.04.99		09.01.04
	At 31 Dec 2003	16,288	429.38SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	16,288	429.38SEK			06.04.99		23.01.06

Åke Stavling	At 1 Jan 2003	8,143	429.38SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	8,143	429.38SEK			06.04.99		23.01.06
	At 31 Jan 2003	8,143	429.38SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	8,143	429.38SEK			06.04.99		23.01.06

†	Exercise prices are weighted averages.
*	First and last exercise dates of groups of options, within which periods there are shorter exercise periods.

The aggregate amount of gains made by Directors on the exercise of share options during the year amounted to $0.5 million (2002 $0.4 million, 2001 $0.02 million) and the gains made by the highest paid Director were $470,000 (2002 $nil, 2001 $13,000). The market price of shares trading on the London Stock Exchange at 31 December 2003 was 2680 pence and the range during 2003 was 1820 pence to 2868 pence. The market price of shares trading on the Stockholm Stock Exchange at 31 December 2003 was 350.50 SEK and the range during 2003 was 245.00 SEK to 382.00 SEK. The Register of Directors’ Interests (which is open to inspection) contains full details of Directors’ shareholdings and options to subscribe for Ordinary Shares.

On behalf of the Board
G H R Musker
Group Secretary and Solicitor
29 January 2004

Back to Contents

60	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Preparation of the Financial Statements and Directors’ Responsibilities

The Directors are required by UK company law to prepare for each accounting period financial statements which give a true and fair view of the state of affairs of the Group and the Company as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, the Directors are required to select and apply consistently suitable accounting policies and make reasonable and prudent judgements and estimates. Applicable accounting standards also have to be followed and a statement made to that effect in the financial statements, subject to any material departures being disclosed and explained in the notes to the financial statements. The Directors are required to prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors are responsible for ensuring proper accounting records are kept which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for taking reasonable steps to safeguard the assets of the Company and prevent and detect fraud and other irregularities.

Basis of Consolidation and Presentation of Financial Information

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No new accounting standards have been adopted this year.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	61

Independent Auditor’s Report to the Members of AstraZeneca PLC

We have audited the Financial Statements on pages 62 to 123. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report and Form 20-F
Information and the Directors’ Remuneration Report. As described on page 60 this includes responsibility for preparing the Financial Statements in accordance with applicable UK law and accounting standards; the Directors have also presented additional information under US requirements. Our responsibilities, as independent auditor, are established in the UK by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 45 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F Information, including the corporate governance statement and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors’ Remuneration Report to be audited.

Opinion
In our opinion

>	the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at31 December 2003 and of the profit of the Group for the year then ended; and

>	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

29 January 2004

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

The above opinion is provided in compliance with UK requirements. An opinion complying with auditing standards generally accepted in the US will be included in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Accounting principles generally accepted in the UK vary in certain significant respects from accounting principles generally accepted in the US. Information relating to the nature and effect of such differences is presented on pages 113 to 123.

Back to Contents

62	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Group Profit and Loss Account for the year ended 31 December

		Before
		exceptional	Exceptional	2003
		items	items	Total
	Notes	$m	$m	$m

Group turnover		18,849	–	18,849

Operating costs	1	(14,938)	–	(14,938)

Other operating income	1	200	–	200

Group operating profit	1	4,111	–	4,111

Share ofoperating profits of joint ventures and associates	2	–	–	–

Profits on sale of fixed assets	3	–	–	–

Dividend income		2	–	2

Profit on ordinary activities before interest		4,113	–	4,113

Net interest	4	89	–	89

Profit on ordinary activities before taxation		4,202	–	4,202

Taxation	5	(1,143)	–	(1,143)

Profit on ordinary activities after taxation		3,059	–	3,059

Attributable to minorities		(23)	–	(23)

Net profit for the financial year		3,036	–	3,036

Dividends to shareholders	6			(1,350)

Profit retained for the financial year				1,686

Earnings per $0.25 Ordinary Share before exceptional items	7	$1.78	–	$1.78

Earnings per $0.25 Ordinary Share (basic)	7	$1.78	–	$1.78

Earnings per $0.25 Ordinary Share (diluted)	7	$1.78	–	$1.78

Weighted average number of Ordinary Shares in issue (millions)	7			$1,709

All activities were in respect of continuing operations. There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before taxation.

Group Statement of Total Recognised Gains and Losses for the year ended 31 December
		2003
	Notes	$m

Net profit for the financial year		3,036

Foreign exchange adjustments on consolidation	20	1,361

Tax on foreign exchange adjustments on consolidation	20	66

Translation differences on foreign currency borrowings	20	–

Tax on translation differences on foreign currency borrowings	20	–

Total recognised gains and losses relating to the financial year		4,463

$m means millions of US dollars

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	63

Before			Before
exceptional	Exceptional	2002	exceptional	Exceptional	2001
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

17,841	–	17,841	16,222	–	16,222

(13,728)	(350)	(14,078)	(12,434)	(202)	(12,636)

243	–	243	368	–	368

4,356	(350)	4,006	4,156	(202)	3,954

–	–	–	–	–	–

–	–	–	–	10	10

1	–	1	8	–	8

4,357	(350)	4,007	4,164	(192)	3,972

30	–	30	105	–	105

4,387	(350)	4,037	4,269	(192)	4,077

(1,177)	–	(1,177)	(1,214)	54	(1,160)

3,210	(350)	2,860	3,055	(138)	2,917

(24)	–	(24)	(11)	–	(11)

3,186	(350)	2,836	3,044	(138)	2,906

		(1,206)			(1,225)

		1,630			1,681

$1.84	–	$1.84	$1.73	–	$1.73

$1.84	($0.20)	$1.64	$1.73	($0.08)	$1.65

$1.84	($0.20)	$1.64	$1.73	($0.08)	$1.65

		1,733			1,758

2002	2001
$m	$m

2,836	2,906

971	(466)

135	(36)

6	18

(2)	(6)

3,946	2,416

Back to Contents

64	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Group Balance Sheet at 31 December

		2003	2002
	Notes	$m	$m

Fixed assets
Tangible fixed assets	9	7,536	6,597

Goodwill and intangible assets	10	2,884	2,807

Fixed asset investments	11	220	46

		10,640	9,450

Current assets
Stocks	12	3,022	2,593

Debtors	13	5,960	4,845

Short term investments	14	3,218	3,962

Cash		733	726

		12,933	12,126

Total assets		23,573	21,576

Creditors due within one year
Short term borrowings and overdrafts	15	(152)	(202)

Current instalments of loans	17	–	(314)

Other creditors	16	(7,543)	(7,699)

		(7,695)	(8,215)

Net current assets		5,238	3,911

Total assets less current liabilities		15,878	13,361

Creditors due after more than one year
Loans	17	(303)	(328)

Other creditors	16	(52)	(34)

		(355)	(362)

Provisions for liabilities and charges	19	(2,266)	(1,773)

Net assets		13,257	11,226

Capital and reserves
Called-up share capital	35	423	429

Share premium account	21	449	403

Capital redemption reserve	21	23	16

Merger reserve	21	433	433

Other reserves	21	1,401	1,440

Profit and loss account	21	10,449	8,451

Shareholders’ funds – equity interests	20	13,178	11,172

Minority equity interests		79	54

Shareholders’ funds and minority interests		13,257	11,226

The Financial Statements on pages 62 to 123 were approved by the Board of Directors on 29 January 2004 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	65

Statement of Group Cash Flow for the year ended 31 December

		2003	2002	2001
	Notes	$m	$m	$m

Cash flow from operating activities
Net cash inflow from trading operations	22	4,617	5,686	4,130

Outflow related to exceptional items	23	(391)	(93)	(368)

Net cash inflow from operating activities		4,226	5,593	3,762

Returns on investments and servicing of finance
Interest received		117	142	232

Interest paid		(32)	(96)	(84)

Dividends received		2	–	8

Dividends paid by subsidiaries to minority interests		(11)	(11)	–

		76	35	156

Tax paid		(886)	(795)	(792)

Capital expenditure and financial investment
Cash expenditure on tangible fixed assets	9	(1,282)	(1,340)	(1,385)

Cash expenditure on intangible assets		(233)	(268)	(197)

Cash expenditure on fixed asset investments		(120)	(1)	(5)

Disposals of fixed assets		38	66	44

		(1,597)	(1,543)	(1,543)

Acquisitions and disposals
Acquisitions of subsidiaries and purchases of minority interests	24	–	–	(44)

Disposals of business operations	25	80	–	–

		80	–	(44)

Equity dividends paid to shareholders		(1,222)	(1,234)	(1,236)

Net cash inflow before management of liquid resources and financing	27	677	2,056	303

Management of liquid resources and financing
Movement in short term investments and fixed deposits (net)	27	771	(806)	260

Financing	28	(345)	(118)	35

Net share re-purchases	28	(1,107)	(1,154)	(994)

Decrease in cash in the year	26	(4)	(22)	(396)

Cash outflow/(inflow) from decrease/(increase) in loans and short term borrowings		345	118	(35)

Cash outflow/(inflow) from increase/(decrease) in short term investments		(771)	806	(260)

Change in net funds resulting from cash flows		(430)	902	(691)

Exchange movements		82	75	(47)

Movement in net funds		(348)	977	(738)

Back to Contents

66	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Accounting Policies

Basis of accounting
The Financial Statements are prepared under the historical cost convention, modified to include the revaluation to market value of certain current asset investments held by Group subsidiaries as described below, in accordance with the Companies Act 1985 and UK generally accepted accounting principles (UK GAAP). Where there are significant differences to US GAAP these have been described in the US GAAP section on pages 113 to 123. The following paragraphs describe the main accounting policies under UK GAAP. The accounting policies of some overseas subsidiaries and associated undertakings do not conform with UK GAAP and, where appropriate, adjustments are made on consolidation in order to present the Group Financial Statements on a consistent basis.

Critical accounting policies
AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

Turnover
Turnover excludes intercompany turnover and value added taxes and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognised at the point at which title passes.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Goodwill and intangible assets
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions since 1998 is capitalised and amortised over its estimated useful life (generally not exceeding 20 years). Goodwill is reviewed for impairment when there are indications that the carrying value may not be recoverable. The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Such goodwill will remain eliminated against reserves until disposal or termination of the previously acquired business (including the planned disposal or termination when there are indications that the value of the goodwill has been permanently impaired), when the profit or loss on disposal or termination will be calculated after charging the gross amount, at current exchange rates, of any such goodwill.

Intangible assets, including patents acquired, are capitalised and amortised over their estimated useful lives (generally not exceeding 20 years), in line with the benefits accruing. If related products fail, the remaining unamortised amounts are immediately written off to revenue expense. Finance costs and internally developed intangible assets are not capitalised. All intangible assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Post-retirement benefits
The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which it is intended should remain as a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiaries are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries. AstraZeneca has adopted the disclosure requirements of FRS 17.

Other accounting policies
Foreign currencies
Profit and loss accounts in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Group balance sheet.

Exchange gains and losses on short term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated Financial Statements exchange differences arising on consolidation of the net investments in subsidiaries, joint ventures and associates together with those on relevant foreign currency loans are taken directly to reserves via the statement of total recognised gains and losses.

Taxation
The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the tax effects of these differences. No provision is made for unremitted earnings of foreign subsidiaries where there is no commitment to remit such earnings, nor is provision made for rolled over capital gains. The deferred tax balances are not discounted.

Tangible fixed assets
AstraZeneca’s policy is to write off the difference between the cost of each tangible fixed asset and its residual value evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives range from approximately 13 to 50 years for buildings, and three to 15 years for plant and equipment. All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Leases
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	67

Investments
An associate is an undertaking, not being a subsidiary or joint venture, in which AstraZeneca has a participating interest and over whose commercial and financial policy decisions AstraZeneca exercises significant influence.

A joint venture is an entity in which
AstraZeneca holds an interest on a long term basis and which is jointly controlled by AstraZeneca and one or more other venturers under a contractual arrangement.

AstraZeneca’s share of the profits less losses of all significant joint ventures and associates is included in the Group profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The holding value of significant associates and joint ventures in the Group balance sheet is calculated by reference to AstraZeneca’s equity in the net assets of such associates and joint ventures, as shown by the most recent accounts available, adjusted where appropriate and including goodwill on acquisitions made since 1 January 1998.

Fixed asset investments are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

Current asset investments held by the Group’s insurance company subsidiaries, to the extent that they are actively matched against insurance liabilities, are valued at market value and unrealised gains and losses are taken directly to reserves via the statement of total recognised gains and losses. Realised gains and losses are taken to the profit and loss account.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation, it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost.

Stock valuation
Stocks are stated at the lower of cost or net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less costs of disposal.

Principal financial instruments
Forward foreign exchange contracts for existing transactions are revalued to year end spot rates and the gains/losses arising are recognised in the Group profit and loss account. Interest differentials are amortised on a straight line basis over the life of the contract.

The gains/losses on forward foreign exchange contracts and currency option contracts hedging anticipated exposures are deferred until the date the underlying transaction being hedged is completed.

Interest rate swaps are accounted for on an accruals basis. Cross-currency swaps are translated at year end exchange rates; gains/losses arising are included in the measurement of the related liabilities and dealt with in the Group profit and loss account or reserves as appropriate.

Back to Contents

68	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

1	Group operating profit

	Before
	exceptional	Exceptional	2003
	items	items	Total
	$m	$m	$m

Group turnover	18,849	–	18,849

Operating costs
Cost of sales	(4,469)	–	(4,469)

Distribution costs	(162)	–	(162)

Research and development	(3,451)	–	(3,451)

Selling, general and administrative expenses	(6,856)	–	(6,856)

	(14,938)	–	(14,938)

Other operating income
Royalties	90	–	90

Other income	110	–	110

	200	–	200

Other income includes gains arising from disposals under ongoing product rationalisation programmes.

Group operating profit	4,111	–	4,111

Charges included above
– for depreciation	(986)	–	(986)

– for amortisation	(304)	–	(304)

Gross profit, as defined by the Companies Act 1985	14,380	–	14,380

2	Share of turnover and operating profits of joint ventures and associates

	Continuing	Exceptional	2003
	operations	items	Total
	$m	$m	$m

Share of joint venture turnover	208	–	208

There was no share of operating profits of joint ventures or associates attributable to the Group.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	69

Before			Before
exceptional	Exceptional	2002	exceptional	Exceptional	2001
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

17,841	–	17,841	16,222	–	16,222

(4,520)	–	(4,520)	(4,198)	(34)	(4,232)

(141)	–	(141)	(122)	–	(122)

(3,069)	–	(3,069)	(2,687)	(86)	(2,773)

(5,998)	(350)	(6,348)	(5,427)	(82)	(5,509)

(13,728)	(350)	(14,078)	(12,434)	(202)	(12,636)

113	–	113	154	–	154

130	–	130	214	–	214

243	–	243	368	–	368

4,356	(350)	4,006	4,156	(202)	3,954

(705)	–	(705)	(605)	(12)	(617)

(255)	–	(255)	(255)	–	(255)

13,321	–	13,321	12,024	(34)	11,990

Continuing	Exceptional	2002	Continuing	Exceptional	2001
operations	items	Total	operations	items	Total
$m	$m	$m	$m	$m	$m

191	–	191	183	–	183

Back to Contents

70	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

3 Exceptional items

	2003	2002	2001
	$m	$m	$m

Accrual related to Zoladex investigation	–	(350)	–

Integration and synergy costs	–	–	(202)

Exceptional items included in operating profit	–	(350)	(202)

Profit on sale of fixed assets	–	–	10

Total exceptional items before taxation	–	(350)	(192)

Net taxation credit	–	–	54

Total exceptional items after taxation	–	(350)	(138)

There were no exceptional items in 2003.

As set out in more detail in Note 31, the Company announced on 20 June 2003 a settlement of the US Department of Justice investigation into the US sales and marketing practices for Zoladex (goserelin acetate implant). Negotiations towards this settlement were sufficiently advanced to recognise an exceptional charge of $350m at 31 December 2002. The difference between the final settlement of $355m and the 2002 exceptional charge of $350m amounting to $5m has been charged to operating profit before exceptional items in 2003.

The integration and synergy programme initiated in 1999 was completed during 2001, with final exceptional charges of $202m, principally for manpower related costs, IT costs and contractors. The cumulative charges were $1,388m.

4 Net interest

	2003	2002	2001
	$m	$m	$m

Interest receivable and similar income from investments
Securities	21	21	19

Short term deposits	75	90	179

Exchange gains	19	6	1

	115	117	199

Interest payable and similar charges
Loan interest	(7)	(10)	(32)

Interest on short term borrowings and other financing costs	(16)	(51)	(35)

Discount on liability	(3)	(10)	(15)

Exchange losses	–	(16)	(12)

	(26)	(87)	(94)

Net interest receivable	89	30	105

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	71

5	Taxation

Profit on ordinary activities before taxation, as shown in the Group profit and loss account, was as follows:
	2003 $m	2002 $m	2001 $m

UK	879	741	618

Overseas	3,323	3,296	3,459

	4,202	4,037	4,077

Taxes on profit on ordinary activities were as follows:

UK taxation

Corporation tax	142	165	147

Double taxation relief	(23)	(29)	(37)

Deferred taxation	102	24	53

	221	160	163

Overseas taxation

Overseas taxes	783	929	739

Adjustments in respect of prior periods	26	(51)	(17)

Deferred taxation	113	139	275

	922	1,017	997

Tax on profit on ordinary activities	1,143	1,177	1,160

UK and overseas taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are, in the main, considered permanently employed in the businesses of these companies and, in the case of joint ventures and associates, the taxes would not be material. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $9,381m at 31 December 2003 (2002 $9,141m). Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends.

Exceptional items included in tax on ordinary activities:
	2003 $m	2002 $m	2001 $m

Tax credit on exceptional items*	–	–	(54)

* Includes deferred tax relief of $nil (2002 $nil, 2001 $23m).

Statement of total recognised gains and losses
In certain circumstances, tax charges or credits on currency differences on borrowings are taken to reserves via the statement of total recognised gains and losses. The tax charge on such currency translation differences amounted to $nil in 2003 (2002 $2m, 2001 $6m) and has been reported in the statement of total recognised gains and losses. The tax credit on other consolidation exchange adjustments taken to reserves amounted to $66m (2002 $135m, 2001 charge of $36m).

Factors affecting future tax charges
As a group involved in worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax levels imposed. In 2003, a settlement was negotiated with the UK and US governments covering all liabilities potentially arising from transfer pricing in respect of ex-Zeneca products for the years 1987 to 2001. The settlement had been provided for in previous years and had no impact on the 2003 tax charge.

Back to Contents

72	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

5	Taxation (continued)

Tax reconciliation to UK statutory rate The table shown below reconciles the UK statutory tax charge to the Group’s current tax charge on profit on ordinary activities before taxation.

	2003	2002	2001
	$m	$m	$m

Profit on ordinary activities before taxation	4,202	4,037	4,077

Notional taxation charge at UK corporation tax rate of 30% (30% for 2002, 30% for 2001)	1,261	1,211	1,223

Differences in effective overseas tax rates	159	141	108

Capital allowances/tax reliefs in excess of depreciation	(291)	(291)	(401)

Untaxed reserves	(51)	(75)	(11)

Other timing differences	(168)	35	(88)

Items not deductible for tax purposes	80	49	48

Items not chargeable for tax purposes	(88)	(110)	(58)

Adjustments in respect of prior periods	26	(51)	(17)

Exceptional items	–	105	28

Current tax charge for the year	928	1,014	832

Balance sheet

	2003	2002	2001
	$m	$m	$m

Deferred taxation (liability)/asset movement
At beginning of year	(359)	(212)	96

Profit and loss account	(215)	(163)	(328)

Statement of total recognised gains and losses	–	155	(19)

Disposal of subsidiary undertakings	13	–	–

Exchange	(132)	(139)	39

At end of year	(693)	(359)	(212)

Debtors – amount due within one year (Note 13)	732	625	550

Debtors – amount due after more than one year (Note 13)	165	226	146

Provisions (Note 19)	(1,590)	(1,210)	(908)

	(693)	(359)	(212)

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	73

5 Taxation (continued)

Deferred taxation
The amounts of deferred taxation accounted for in the Group balance sheet, before netting off of balances within countries, comprised the following deferred tax liabilities and assets:

	2003	2002
	$m	$m

Deferred tax liabilities
UK fixed assets	501	429

Non-UK fixed assets	735	570

Interest accruals	18	13

Untaxed reserves	137	86

Pension and post-retirement benefits	86	46

Other	175	53

	1,652	1,197

Deferred tax assets
Intercompany inventory transfers	527	496

Non-UK fixed assets	28	–

Merger, integration and restructuring charges	–	16

Accrued expenses	238	243

Pension and post-retirement benefits	55	26

Other	111	57

	959	838

Deferred tax liability (net)	(693)	(359)

No provision has been made, in accordance with FRS19, for rolled over gains amounting to $140m (2002 $126m, 2001 $75m).

Back to Contents

74	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

6 Dividends to shareholders

	2003	2002	2001	2003	2002	2001
	Per	Per	Per
	share	share	share	$m	$m	$m

Interim, paid on 6 October 2003	$0.255	$0.23	$0.23	436	398	405

Second interim, to be confirmed as final,
payable 6 April 2004	$0.540	$0.47	$0.47	914	808	820

	$0.795	$0.70	$0.70	1,350	1,206	1,225

7 Earnings per $0.25 Ordinary Share

	2003	2002	2001

Net profit for the financial year before exceptional items ($m)	3,036	3,186	3,044

Exceptional items after tax ($m) (see Note 3)	–	(350)	(138)

Net profit for the financial year ($m)	3,036	2,836	2,906

Earnings per Ordinary Share before exceptional items	$1.78	$1.84	$1.73

Loss per Ordinary Share on exceptional items	–	$(0.20)	$(0.08)

Earnings per Ordinary Share	$1.78	$1.64	$1.65

Diluted earnings per Ordinary Share before exceptional items	$1.78	$1.84	$1.73

Diluted loss per Ordinary Share on exceptional items	–	$(0.20)	$(0.08)

Diluted earnings per Ordinary Share	$1.78	$1.64	$1.65

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,709	1,733	1,758

Dilutive impact of share options outstanding (millions)	3	2	3

Diluted average number of Ordinary Shares in issue (millions)	1,712	1,735	1,761

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The number of options outstanding and the weighted average exercise price of these options is shown in Note 30. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items have been calculated to eliminate the impact of exceptional items on the results of the business.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	75

8	Segment information

The Group’s activities are predominantly in one class of business, pharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

Geographic areas
The tables below show information by geographic area and, for turnover and tangible fixed assets, material countries. The figures show the turnover, operating profit and profit on ordinary activities before interest and taxation made by companies located in that area/country, together with net operating assets and tangible fixed assets owned by the same companies; export sales and the related profit are included in the areas/country from which those sales were made.

			Turnover

	2003	2002	2001
	$m	$m	$m

UK
External	928	872	954

Intra-Group	3,060	3,092	2,449

	3,988	3,964	3,403

Continental Europe
Belgium	260	225	223

France	1,420	1,111	928

Germany	852	682	666

Italy	824	676	576

The Netherlands	174	226	307

Spain	606	461	352

Sweden	685	619	559

Others	1,227	1,028	868

Intra-Group	2,606	1,646	1,494

	8,654	6,674	5,973

The Americas
Canada	712	570	525

US	8,720	9,325	8,465

North America	9,432	9,895	8,990

Others	339	334	315

Intra-Group	375	235	223

	10,146	10,464	9,528

Asia, Africa & Australasia
Australia	364	273	221

Japan	1,136	960	830

Others	602	479	433

Intra-Group	35	30	160

	2,137	1,742	1,644

Continuing operations	24,925	22,844	20,548

Intra-Group eliminations	(6,076)	(5,003)	(4,326)

	18,849	17,841	16,222

Export sales from the UK totalled $3,490m for the year ended 31 December 2003 (2002 $3,368m, 2001 $2,664m). In the US, sales to five wholesalers accounted for 87% of our US sales.

Back to Contents

76	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

8	Segment information (continued)
					Profit on ordinary
		Operating profit			activities before
		after exceptional items			interest and taxation

	2003	2002	2001	2003	2002	2001
Profit from	$m	$m	$m	$m	$m	$m

UK	810	672	520	812	673	523

Continental Europe	2,241	1,689	1,400	2,241	1,689	1,405

The Americas	816	1,473	1,904	816	1,473	1,914

Asia, Africa & Australasia	244	172	130	244	172	130

Continuing operations	4,111	4,006	3,954	4,113	4,007	3,972

		Net operating assets*

	2003	2002	2001
	$m	$m	$m

UK	4,146	3,101	2,558

Continental Europe	5,771	4,805	4,940

The Americas	1,931	1,004	614

Asia, Africa & Australasia	1,033	958	696

Continuing operations	12,881	9,868	8,808

*	Net operating assets exclude short term investments, cash, short term borrowings, loans and non-operating debtors and creditors.

		Tangible fixed assets

	2003	2002	2001
	$m	$m	$m

UK	2,502	2,319	1,881

Sweden	2,122	1,626	1,251

US	1,095	1,031	895

Others	1,817	1,621	1,382

Continuing operations	7,536	6,597	5,409

Geographic markets
The table below shows turnover in each geographic market in which customers are located.
	2003	2002	2001
	$m	$m	$m

UK	532	623	759

Continental Europe	6,177	5,072	4,477

The Americas	9,835	10,287	9,353

Asia, Africa & Australasia	2,305	1,859	1,633

Continuing operations	18,849	17,841	16,222

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	77

9	Tangible fixed assets
			Assets in course of construction $m	Total tangible assets $m
	Land and buildings $m	Plant and equipment $m

Cost
At beginning of year	3,145	6,600	1,298	11,043

Exchange adjustments	448	904	133	1,485

Capital expenditure	67	208	964	1,239

Transfer of assets into use	510	915	(1,425)	–

Disposals and other movements	(42)	(663)	(22)	(727)

At end of year	4,128	7,964	948	13,040

Depreciation
At beginning of year	895	3,551	–	4,446

Exchange adjustments	129	529	–	658

Charge for year	150	836	–	986

Disposals and other movements	(35)	(551)	–	(586)

At end of year	1,139	4,365	–	5,504

Net book value at 31 December 2003	2,989	3,599	948	7,536

Net book value at 31 December 2002	2,250	3,049	1,298	6,597

Capital expenditure in the year of $1,239m (2002 $1,342m) did not include any capitalised finance leases (2002 $nil).
Cash expenditure on tangible fixed assets was $1,282m (2002 $1,340m, 2001 $1,385m).

	2003 $m	2002 $m

The net book value of land and buildings comprised

Freeholds	2,956	2,220

Long leases (over 50 years unexpired)	32	29

Short leases	1	1

	2,989	2,250

10	Goodwill and intangible assets

	Goodwill $m	Intangible assets $m	Total $m

Cost
At beginning of year	1,102	3,117	4,219

Exchange adjustments	52	474	526

Additions	1	112	113

Disposals and other movements	–	(81)	(81)

At end of year	1,155	3,622	4,777

Amortisation
At beginning of year	249	1,163	1,412

Exchange adjustments	14	238	252

Charge for year	59	245	304

Disposals and other movements	–	(75)	(75)

At end of year	322	1,571	1,893

Net book value at 31 December 2003	833	2,051	2,884

Net book value at 31 December 2002	853	1,954	2,807

Back to Contents

78	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

11	Fixed asset investments

	Joint ventures $m	Other investments $m	Total $m

Cost
At beginning of year	134	46	180

Additions	–	120	120

Disposals and other movements, including exchange	–	54	54

At end of year	134	220	354

Share of post-acquisition reserves
At beginning and end of year	(134)	–	(134)

Net book value at 31 December 2003	–	220	220

Net book value at 31 December 2002	–	46	46

The fair values of other investments are not materially different from their carrying values. At 31 December 2003, the Group’s share ownership trusts held 1,668,299 Ordinary Shares.

Share of joint venture assets and liabilities
	2003 $m	2002 $m

Gross assets	174	107

Gross liabilities	(174)	(107)

	–	–

12	Stocks

	2003 $m	2002 $m

Raw materials and consumables	715	756

Stocks in process	1,206	1,071

Finished goods and goods for resale	1,101	766

	3,022	2,593

The 2002 stock analysis has been recategorised.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	79

13 Debtors

	2003	2002
	$m	$m

Amounts due within one year
Trade debtors	3,260	2,701

Less: Amounts provided for doubtful debts	(57)	(56)

	3,203	2,645

Deferred taxation (Note 5)	732	625

Other debtors	508	658

Prepayments and accrued income*	1,093	519

	5,536	4,447

Amounts due after more than one year
Deferred taxation (Note 5)	165	226

Other debtors	32	16

Prepayments and accrued income*	227	156

	424	398

	5,960	4,845

* Figures include prepaid pension costs (Note 29).

Provisions for doubtful debts

	2003	2002	2001
	$m	$m	$m

Balance at beginning of year	56	42	39

Profit and loss account charge	8	11	4

Amounts utilised and other movements	(7)	3	(1)

Balance at end of year	57	56	42

14 Short term investments

	2003	2002
	$m	$m

Listed debt securities	3	144

Other listed investments	54	46

Investment securities	57	190

Fixed deposits	3,161	3,772

	3,218	3,962

The Group’s insurance subsidiaries hold cash and short term investments totalling $298m (2002 $173m), of which $195m (2002 $120m) is required to meet insurance solvency requirements and which, as a result, is not readily available for the general purposes of the Group. At 31 December 2002 $126m of short term investments shown above were committed as security against deferred payments due under a contractual obligation of the Group (see Note 31). The obligation was settled in 2003. The market value of other listed investments was $140m (2002 $137m) at the year end.

15 Short term borrowings and overdrafts

	2003	2002
	$m	$m

Bank borrowings
Fixed securities	7	11

Unsecured	145	191

	152	202

Back to Contents

80	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

16 Other creditors

	2003	2002
	$m	$m

Amounts due within one year
Trade creditors	3,086	3,171

Corporate taxation	1,353	1,191

Value added and payroll taxes and social security	255	167

Other creditors	946	1,507

Accruals	989	855

Dividends to shareholders	914	808

	7,543	7,699

Amounts due after more than one year
Other creditors	52	34

Included in other creditors are amounts totalling $59m (2002 $189m) to meet insurance obligations of the Group’s insurance subsidiaries. Also in other creditors are amounts due within one year in connection with the Group’s exceptional charges including $54m (2002 $61m) in respect of the Agrochemicals demerger and Specialties disposal.

17 Loans

	Repayment	2003	2002
	dates	$m	$m

Secured loans
Secured by fixed charge	2007	–	19

Total secured		–	19

Unsecured loans
US dollars
6.3% Guaranteed notes	2003	–	284

7% Guaranteed debentures	2023	295	295

Others	2003/2013	8	44

Total unsecured		303	623

Total loans		303	642

Less: current instalments of loans		–	(314)

Loans due after more than one year		303	328

In the above table loans are shown after taking account of associated cross-currency swaps (see Note 18).

Loans from banks included in the table above amounted to $nil (2002 $40m) of which $nil (2002 $19m) was secured.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	81

18	Financial instruments

A discussion of the Group’s objective, policy and strategy in respect of risk management and the use of financial instruments is included in the Financial Review on pages 31 to 42. The following disclosures exclude all short term, trade related debtors and creditors.

Interest rate risks of financial assets and liabilities
The interest rate profile, after taking into account interest and cross-currency swaps, of the financial assets and liabilities of the Group as at 31 December 2003 was:

			Financial		Weighted	Weighted
			assets/liabilities		average	average
			on which		fixed	period for
	Floating	Fixed	no interest is		interest	which rate
	rate	rate	paid/received	Total	rate	is fixed
	$m	$m	$m	$m	%	Years

Financial liabilities
US dollar	430	8	–	438	11.5	9.7

Other	17	–	–	17	–	–

	447	8	–	455	–	–

Financial assets
US dollar	3,542	–	111	3,653	–	–

Euro	8	–	–	8	–	–

Sterling	176	–	141	317	–	–

SEK	43	–	22	65	–	–

Other	128	–	–	128	–	–

	3,897	–	274	4,171	–	–

The floating rate financial liabilities comprise largely of fixed rate debt that has been swapped into floating rate debt. The long dated $300m US dollar bond reverts back to a fixed rate in 2009. The financial liabilities also include $152m of short term bank borrowings and overdrafts, bearing interest at rates fixed by reference to local interbank rates.

The financial assets principally comprise cash on overnight deposit and short term investments with an average maturity of 29 days. These include deposits where the interest rate is fixed until maturity but, as the original maturity is less than one year, they are classified as floating rate financial instruments. The main benchmark rates for euro and US dollar financial assets are the relevant LIBID rates. Financial assets include $220m of other fixed asset investments on which no interest is received.

Back to Contents

82	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

18	Financial instruments (continued)

Currency exposures
100% of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged using forward foreign exchange contracts. As a result, as at 31 December 2003 and 31 December 2002, there were no material monetary assets or liabilities in currencies other than the functional currencies of the Group companies concerned, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

Additionally, in 2003 and 2002, approximately 50% of forecast future foreign currency transaction exposures extending for 12 months were selectively hedged. The policy has been modified in 2004 to cover movements outside specified limits on 95% of these transaction exposures. The principal currency exposures (sterling, Swedish kronor (SEK), euros, Australian dollars (AUD), Canadian dollars (CAD) and Japanese yen) were hedged using a mixture of purchased currency options and forward foreign exchange contracts. As at 31 December 2003, the forecast future foreign currency transaction exposures were:

	2003	2002
	Forecast	Forecast
	exposures	exposures
	$m	$m

Sterling payables	2,517	2,374

SEK payables	1,422	1,006

Euro receivables	2,194	1,780

Yen receivables	444	306

AUD receivables	255	201

CAD receivables	482	336

Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, other than short term creditors such as trade creditors and accruals, at 31 December 2003 was as follows:

	2003			2002

Analysis by year of repayment	Loans	Other	Total	Loans	Other	Total
	$m	$m	$m	$m	$m	$m

After five years	303	–	303	308	–	308

From five to four years	–	–	–	13	–	13

From four to three years	–	–	–	–	–	–

From three to two years	–	–	–	–	–	–

From two to one years	–	–	–	7	–	7

Due after more than one year	303	–	303	328	–	328

Due within one year	–	152	152	314	328	642

	303	152	455	642	328	970

Other financial liabilities comprise short term borrowings and, at 31 December 2002, deferred payments to re-acquire certain distribution rights.

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	83

18 Financial instruments (continued)

Borrowing facilities
The Group currently relies on its cash balances and short term investments of $3,742m and long term debt of $303m to manage liquidity risk. As a consequence, all committed bank lines have been cancelled.

	2003	2002
	$m	$m

Expiring in one year or less	–	75

Expiring in more than one year but not more than two years	–	–

Expiring in more than two years	–	–

	–	75

Fair values of financial assets and financial liabilities
Set out below is a comparison by category of carrying values and fair values of all the Group’s financial assets and financial liabilities as at 31 December 2003 and 31 December 2002.

	2003	2003	2002	2002
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$m	$m	$m	$m

Primary financial instruments
Short term borrowings and overdrafts	(152)	(152)	(202)	(202)

Loans	(303)	(371)	(657)	(733)

Cash	733	733	726	726

Short term investments	3,218	3,306	3,962	4,067

Fixed asset investments	220	217	46	46

Derivative financial instruments held to manage the interest rate and currency profile
Cross-currency swaps and interest rate swaps	–	56	15	82

Derivative financial instruments held or issued to hedge the currency exposure on existing transactions
Forward foreign exchange contracts	12	12	(9)	(9)

Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions
Forward foreign exchange contracts	–	(19)	–	–

Foreign currency option contracts	77	148	56	97

In addition to the primary financial instruments above, at 31 December 2002 the Group had financial liabilities of $126m comprising deferred payments due ($129m before discounting). The Group had a standby letter of credit covering these financial liabilities which was collateralised by high grade government securities. The liabilities were settled in 2003 and the standby letter of credit cancelled at the same time.

Back to Contents
84	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

18 Financial instruments (continued)

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

a.	Short term investments – the fair value of listed investments is based on year end quoted market prices. For unlisted investments carrying values approximate fair value.

b.	Fixed asset investments (excluding equity investments in joint ventures and associates) – the fair value of listed investments is based on year end quoted market prices. For unlisted investments carrying values approximate fair value.

c.	Loans – the fair value of publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given frequency of resets; the fair value of remaining debt is estimated using appropriate zero coupon valuation techniques based on rates current at year end.

d.	Forward foreign exchange contracts – the Group has forward foreign exchange contracts to sell currency for the purpose of hedging non-dollar commercial transaction exposures which existed at the date of the balance sheet and to hedge anticipated, but not firmly committed, non-dollar commercial transactions for 2004. The majority of the contracts for existing transactions had a maturity of six months or less from year end. The fair value of forward foreign exchange contracts is based on market forward foreign exchange rates at year end.

e.	Foreign currency option contracts – the Group has foreign currency option contracts to hedge anticipated, but not firmly committed, non-dollar commercial transactions for 2004. The fair value of option contracts is estimated using Black-Scholes valuation techniques as adapted by Garman and Kohlhagen.

f.	Interest rate and cross-currency swaps – AstraZeneca uses interest rate and cross-currency swaps to hedge the Group’s exposure to fluctuations in interest rates and foreign exchange movements on borrowings in accordance with a formal risk management strategy. The fair value is estimated using appropriate zero coupon valuation techniques based on rates current at year end.

The above financial instruments are subject to credit and market risk. AstraZeneca contains credit risk through the use of counterparty and product specific credit limits and by ongoing review procedures. All financial instruments are transacted with commercial banks and, in line with standard market practice, are not backed with cash collateral. The notional principal values of off balance sheet financial instruments do not represent amounts exchanged by the parties and are not a measure of the credit risk to the Group of these instruments. The credit risk of these instruments is limited to the positive fair values of such contracts.

Market risk is the sensitivity of the value of financial instruments to changes in related currency and interest rates. The Group is not exposed to material market risk because gains and losses on the derivative financial instruments are largely offset by gains and losses on the underlying assets, liabilities and transactions subject to hedge.

Hedges
The Group’s policy was to hedge 100% of transactional currency exposures and approximately 50% of forecast future transaction exposures using forward foreign exchange contracts and foreign currency option contracts. It also uses cross-currency and interest rate swaps to manage its borrowings’ profile.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:
			Total net
	Gains	Losses	gains
	$m	$m	$m

Unrecognised gains and losses on hedges at 1 January 2003	108	–	108

Gains and losses arising in previous years that were recognised in 2003	57	–	57

Gains and losses arising in previous years that were not recognised in 2003	51	–	51

Unrecognised gains and losses on hedges at 31 December 2003	129	(21)	108

Gains and losses expected to be recognised in 2004	89	(21)	68

Gains and losses expected to be recognised in 2005 or later	40	–	40

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	85

19 Provisions for liabilities and charges

		Environmental,
		litigation
	Employee		and other	Deferred
	benefits	Pensions	provisions	taxation	Total
	$m	$m	$m	$m	$m

At 1 January 2002	172	357	163	908	1,600

Profit and loss account	–	89	43	305	437

Net amounts paid or becoming current	(44)	(235)	(42)	–	(321)

Other movements, including exchange	11	23	26	(3)	57

At 31 December 2002	139	234	190	1,210	1,773

Profit and loss account	50	72	48	232	402

Net amounts paid or becoming current	(57)	(57)	(65)	–	(179)

Other movements, including exchange	58	34	30	148	270

At 31 December 2003	190	283	203	1,590	2,266

Employee benefit provisions comprise post-retirement and other employee benefit provisions. Further details of environmental provisions are given in Note 31.

No provision has been released or applied for any purpose other than that for which it was established.

20 Reconciliation of movements in shareholders’ funds

	2003	2002	2001
	$m	$m	$m

Shareholders’ funds at beginning of year	11,172	9,586	9,389

Net profit for the financial year	3,036	2,836	2,906

Dividends	(1,350)	(1,206)	(1,225)

Profit retained for the financial year	1,686	1,630	1,681

Issues of AstraZeneca PLC Ordinary Shares	47	36	86

Re-purchase of AstraZeneca PLC Ordinary Shares	(1,154)	(1,190)	(1,080)

Foreign exchange adjustments on consolidation, net of tax	1,427	1,106	(502)

Translation differences on foreign currency borrowings	–	6	18

Tax on translation differences on foreign currency borrowings	–	(2)	(6)

Net addition to shareholders’ funds	2,006	1,586	197

Shareholders’ funds at end of year	13,178	11,172	9,586

Back to Contents

86	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

21 Reserves

	Share premium account $m	Capital redemption reserve $m	Merger reserve $m	Other reserves $m	Joint ventures and associates $m	Profit and loss account $m	Total $m

At 31 December 2000	235	3	433	1,634	(183)	6,825	8,947

Profit retained for year						1,681	1,681

Share premiums	86						86

Transfer between reserves	13					(13)	–

Re-purchase of shares		6				(1,080)	(1,074)

Exchange adjustments:
Goodwill				19		(19)	–

Foreign exchange adjustments on consolidation, net of tax						(502)	(502)

On foreign currency borrowings						18	18

Foreign currency borrowings tax effect						(6)	(6)

				19		(509)	(490)

Net movements	99	6	–	19	–	79	203

At 31 December 2001	334	9	433	1,653	(183)	6,904	9,150

Profit retained for year						1,630	1,630

Share premiums	36						36

Transfer between reserves	33					(33)	–

Re-purchase of shares		7				(1,190)	(1,183)

Exchange adjustments:
Goodwill				(30)		30	–

Foreign exchange adjustments on consolidation, net of tax						1,106	1,106

On foreign currency borrowings						6	6

Foreign currency borrowings tax effect						(2)	(2)

				(30)		1,140	1,110

Net movements	69	7	–	(30)	–	1,547	1,593

At 31 December 2002	403	16	433	1,623	(183)	8,451	10,743

Profit retained for year						1,686	1,686

Share premiums	46						46

Re-purchase of shares		7				(1,154)	(1,147)

Exchange adjustments:
Goodwill				(39)		39	–

Foreign exchange adjustments on consolidation, net of tax						1,427	1,427

				(39)		1,466	1,427

Net movements	46	7	–	(39)	–	1,998	2,012

At 31 December 2003	449	23	433	1,584	(183)	10,449	12,755

The cumulative amount of goodwill resulting from acquisitions, net of disposals, prior to the adoption of FRS 10 in 1998, amounted to $656m (2002 $617m, 2001 $587m) using year end rates of exchange.

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries, joint ventures or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 5).

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	87

22 Net cash inflow from trading operations

	2003	2002	2001
	$m	$m	$m

Operating profit before exceptional items	4,111	4,356	4,156

Depreciation and amortisation	1,290	960	860

Stocks (increase)/decrease	(131)	101	(417)

Debtors (increase)/decrease	(540)	(198)	138

Creditors increase/(decrease)	(430)	402	(727)

Other non-cash movements	317	65	120

	4,617	5,686	4,130

23 Cash flows related to exceptional items

Current period cash flow related to exceptional items and merger	2003	2002	2001
related payments, before associated tax charge/relief	$m	$m	$m

Synergy and integration costs	(25)	(68)	(312)

Zoladex OIG settlement	(355)	–	–

Costs relating to disposals and demerger of other businesses	(11)	(25)	(56)

Outflow related to exceptional items	(391)	(93)	(368)

Proceeds from disposal of fixed assets accounted for as exceptional	–	–	10

Exceptional items cash flow	(391)	(93)	(358)

24 Acquisitions of subsidiaries and purchases of minority interests

There were no significant business acquisitions in any of the years presented. All acquisitions have been accounted for by the purchase method of accounting.

	2003	2002	2001
	Total	Total	Total
	fair	fair	fair
	value	value	value
	$m	$m	$m

Fixed assets	–	–	4

Current assets	–	–	26

Creditors due within one year	–	–	(16)

Provisions for liabilities and charges	–	–	(1)

Fair value of net assets acquired	–	–	13

Goodwill acquired	–	–	41

Consideration for subsidiaries and operations acquired	–	–	54

Purchases of minority interests	–	–	(7)

	–	–	47

Less:
Cash included in undertaking acquired	–	–	(3)

Net cash consideration	–	–	44

Assets and liabilities were adjusted to their fair values based on external valuations and internal assessments. There were no significant differences between book and fair values in respect of the acquisitions made.

Back to Contents

88	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

25 Disposal of business operations

	2003	2002	2001
	$m	$m	$m

Fixed assets	70	–	–

Current assets	34	–	–

Creditors due within one year	(17)	–	–

Book value of net assets disposed	87	–	–

Less:
Cash included in undertakings disposed	(7)	–	–

Cash consideration	80	–	–

The sale consideration received is in relation to the sale of Marlow Foods Limited, which was completed on 23 May 2003. Marlow Foods Limited results have been consolidated for the period up to disposal. Prior to its disposal, Marlow Foods Limited contributed $6m to operating cash flows and absorbed $1m in respect of fixed capital expenditure. There was no gain or loss on disposal.

26 Reconciliation of net cash flow to movement in net funds

	2003	2002	2001
	$m	$m	$m

Decrease in cash	(4)	(22)	(396)

Cash outflow/(inflow) from decrease/(increase) in loans and short term borrowings	345	118	(35)

Cash outflow/(inflow) from increase/(decrease) in short term investments	(771)	806	(260)

Change in net funds resulting from cash flows	(430)	902	(691)

Exchange movements	82	75	(47)

Movement in net funds	(348)	977	(738)

Net funds at 1 January	3,844	2,867	3,605

Net funds at 31 December	3,496	3,844	2,867

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	89

27 Analysis of net funds

	At				At
	1 Jan	Cash	Other	Exchange	31 Dec
	2003	flow	non-cash	movements	2003
	$m	$m	$m	$m	$m

Loans due after one year	(328)	25	–	–	(303)

Current instalments of loans	(314)	320	–	(6)	–

Total loans	(642)	345	–	(6)	(303)

Short term investments	3,962	(771)	–	27	3,218

Cash	726	(55)	–	62	733

Short term borrowings and overdrafts	(202)	51	–	(1)	(152)

	4,486	(775)	–	88	3,799

Net funds	3,844	(430)	–	82	3,496

Financing items included in cash movements above:
Issue of AstraZeneca PLC Ordinary Shares		(47)

Re-purchase of AstraZeneca PLC Ordinary Shares		1,154

Net cash inflow before management of liquid resources and financing		677

28 Financing

		2003	2002	2001
	Notes	$m	$m	$m

Issues of AstraZeneca PLC Ordinary Shares	27	47	36	86

Re-purchase of AstraZeneca PLC Ordinary Shares	27	(1,154)	(1,190)	(1,080)

		(1,107)	(1,154)	(994)

New loans		–	–	220

Loans repaid		(345)	(105)	(192)

Net (decrease)/increase in short term borrowings		–	(13)	7

		(345)	(118)	35

Net cash outflow from financing		(1,452)	(1,272)	(959)

There were no major non-cash financing transactions in any year.

Back to Contents

90	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

29 Post-retirement benefits

Pensions
Background

The Group continues to account for pension costs in its primary Financial Statements in accordance with the UK Statement of Standard Accounting Practice No.24 “Pension Costs” (SSAP 24). In addition, disclosures have been presented below in accordance with Financial Reporting Standard No.17 “Retirement Benefits” (FRS 17).

The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are “defined contribution” where the company contribution and resulting profit and loss account charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, US and Sweden, are “defined benefit”, where benefits are based on employees’ length of service and final pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The major defined benefit plans, apart from the Swedish plan, have been closed to new entrants since 2000. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

SSAP 24

The cost of defined benefit plan pensions in a year can notionally be divided into the regular cost and variations from the regular cost. Under SSAP 24 the regular cost is based on actuarial assumptions and charged to the profit and loss account in the year it is incurred whilst any variations, which arise where the experience of the scheme varies from the assumptions made by the actuary, are charged or credited over the estimated remaining service lives of the employees. Costs of defined contribution plan pensions are charged to the profit and loss account immediately. On these bases, the total pension cost for the Group under SSAP 24 for 2003 was $272m (2002 $220m, 2001 $194m). In the Group balance sheet at 31 December 2003, accrued pension costs included in other creditors amounted to $143m (2002 $53m); prepaid pension costs of $628m (2002 $268m) are included in debtors. Provisions for unfunded pension obligations, included in provisions, amounted to $283m (2002 $235m).

With regard to the Group’s main UK defined benefit fund, the latest actuarial valuation was carried out at 31 March 2003 and the pension cost assessed using the projected unit credit method. The key accounting assumptions for the purposes of SSAP 24 were that, against a background of long term UK price inflation averaging 2.4% pa, investment returns would average 6.6% pa, salary increases 3.7% pa and pension increases 2.4% pa. The market value of the fund’s assets at the valuation date was £2,043m ($3,640m equivalent), representing 89.1% of the liabilities using these assumptions. The cost for accounting purposes equates to 21.1% of pensionable salaries. At the same time, the valuation was carried out for ongoing funding purposes, with assumptions slightly more conservative than those used for SSAP 24 purposes. The market value of the fund’s assets at the valuation date represents 87.4% of the liabilities on a funding basis. The Company had indicated to the trustee of the UK fund its intention to target a solvency ratio of 91% following the March 2003 actuarial valuation, and this has been exceeded with a $165m cash contribution in 2003. At the time the contribution was made in November, the solvency ratio was 95%. The longer term aim is to restore solvency over a period of around 15 years. Any cash contributions made to the fund are treated as prepayments and taken into account in the actuarially assessed contributions to the fund charged to the profit and loss account.

The US defined benefits programme was actuarially revalued at 31 December 2003 when plan obligations were estimated to amount to $925m and plan assets were $1,079m. The US typically makes contributions to mitigate for plan benefit deficits on a regular basis.

The Swedish defined benefits programme was actuarially revalued at 31 December 2003 when plan obligations were estimated to amount to $440m and plan assets were $441m.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	91

29 Post-retirement benefits (continued)

Post-retirement benefits other than pensions

In the US, and to a lesser extent in some other countries, AstraZeneca’s employment practices include the provision of healthcare and life insurance benefits for retired employees. Some 5,478 retired employees and covered dependants currently benefit from these provisions and some 14,176 current employees will be eligible on retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee.

The cost of post-retirement benefits other than pensions for the Group in 2003 was $10m (2002 $22m, 2001 $16m). Provisions and creditors set aside for the benefit obligations at 31 December 2003 amounted to $28m (2002 $32m, 2001 $248m). Other than these provisions and creditors there were plan assets amounting to $194m in the US at 31 December 2003. These benefit plans have been included in the disclosure of post-retirement benefits under FRS 17.

FRS 17

Full implementation of FRS 17 had originally been intended for accounting periods ending on or after 22 June 2003 but has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. However, the requirements for disclosure under FRS 17 between its issue and full implementation dates remain and this information is set out below. When fully adopted, the objective of FRS 17 is to reflect the fair value of post-retirement plan assets and liabilities and associated charges in the Financial Statements. FRS 17 specifies how key assumptions should be formulated and applied; these assumptions are often different to the funding bases established by the pension funds’ trustees or actuaries. The accounting requirements of FRS 17 are broadly as follows:

>	Post-retirement scheme assets are valued at market values at the balance sheet date;
>	Post-retirement scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability; and
>	The movement in the scheme surplus/deficit (excluding contributions) will be split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

Financial assumptions
Qualified independent actuaries have updated the actuarial valuations of the major defined benefit schemes operated by the Group to 31 December 2003. The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the long term nature of the scheme, may not necessarily be borne out in practice. These assumptions were as follows:

		2003		2002

		Rest of		Rest of
	UK	Group	UK	Group

Inflation assumption	2.6%	2.3%	2.2%	2.1%

Rate of increase in salaries	3.9%	4.3%	4.0%	4.0%

Rate of increase in pensions in payment	2.6%	0.6%	2.2%	0.5%

Discount rate	5.4%	5.3%	5.6%	5.8%

Long term rate of return expected at 31 December
Equities	8.3%	8.7%	8.3%	8.4%

Bonds	5.1%	5.8%	4.9%	6.1%

Others	4.2%	3.9%	3.7%	3.6%

Back to Contents

92	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

29 Post-retirement benefits (continued)

Post-retirement scheme deficit
The post-retirement scheme deficit set out below under FRS 17 is as if this standard were fully applied. However, under the current accounting methodology (SSAP 24) there are prepayments and provisions (including deferred tax) within the balance sheet at 31 December 2003 that must be taken into account in calculating the effect on net assets of this deficit in the event of a restatement under FRS 17.

The assets and liabilities of the major defined benefit schemes operated by the Group at 31 December 2003 as calculated in accordance with FRS 17 are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ liabilities is derived from cash flow projections over long periods and are thus inherently uncertain. If FRS 17 had been adopted for the year ended 31 December 2003, the Group’s reported net assets (see page 64) would be reduced by $1,057m (7.9%) to $12,200m. Further explanation of this adjustment is included below:

	Value at 31 December 2003			Value at 31 December 2002

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Scheme assets
Equities	1,779	1,157	2,936	1,186	708	1,894

Bonds	2,430	485	2,915	2,097	464	2,561

Others	109	74	183	75	102	177

Total fair value of assets	4,318	1,716	6,034	3,358	1,274	4,632

Present value of scheme liabilities	(5,232)	(2,115)	(7,347)	(4,200)	(1,665)	(5,865)

Deficit in the scheme	(914)	(399)	(1,313)	(842)	(391)	(1,233)

Related deferred tax asset	274	156	430	253	151	404

Net post-retirement deficit under FRS 17	(640)	(243)	(883)	(589)	(240)	(829)

Adjustments for assets and provisions under SSAP 24
Prepayment, net of related deferred tax	(203)	(203)	(406)	(70)	(107)	(177)

Accrual, net of deferred tax	19	58	77	–	36	36

Provision, net of deferred tax	–	155	155	12	116	128

Adjusted post-retirement deficit, net of related deferred tax	(824)	(233)	(1,057)	(647)	(195)	(842)

Net assets as currently disclosed (see page 64)			13,257			11,226

Net assets as adjusted if FRS 17 were fully adopted			12,200			10,384

The present value of the UK scheme’s liabilities has increased to $5,232m from $4,200m in 2002. This increase has been driven in part by the changes in financial assumptions detailed on page 91. There has also been an adverse exchange effect of approximately $320m on these liabilities during the year.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	93

29 Post-retirement benefits (continued)

Profit and loss account disclosures
On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and statement of total recognised gains and losses, in respect of defined benefit schemes for the year ended 31 December 2003 are set out below:

			2003			2002

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Operating profit
Current service cost	(110)	(88)	(198)	(100)	(69)	(169)

Past service costs	–	–	–	(2)	8	6

Settlement and curtailment	–	–	–	–	24	24

Total operating charge	(110)	(88)	(198)	(102)	(37)	(139)

Finance expense
Expected return on post-retirement scheme assets	211	87	298	197	52	249

Interest on post-retirement scheme liabilities	(239)	(108)	(347)	(210)	(98)	(308)

Net return	(28)	(21)	(49)	(13)	(46)	(59)

Loss before taxation	(138)	(109)	(247)	(115)	(83)	(198)

Consolidated statement of total recognised
gains and losses
Actual return less expected return
on the post-retirement schemes’ assets	210	86	296	(301)	(91)	(392)

Experience (losses)/gains arising on
the post-retirement schemes’ liabilities	(6)	(33)	(39)	(108)	8	(100)

Changes in assumptions underlying the present
value of the post-retirement schemes’ liabilities	(350)	(116)	(466)	58	(27)	31

Actuarial loss recognised	(146)	(63)	(209)	(351)	(110)	(461)

Back to Contents

94	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

29 Post-retirement benefits (continued)

Additional disclosures for the year ended 31 December 2003

			2003			2002

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Difference between the expected and actual
return on scheme assets:
Amount	210	86	296	(301)	(91)	(392)

Percentage of scheme assets	4.9%	5.0%	4.9%	9.0%	7.1%	8.5%

Experience gains and losses on scheme liabilities:
Amount	(6)	(33)	(39)	(108)	8	(100)

Percentage of the present value of scheme liabilities	0.1%	1.6%	0.5%	2.6%	0.5%	1.7%

Total amount recognised in statement of total
recognised gains and losses:
Amount	(146)	(63)	(209)	(351)	(110)	(461)

Percentage of the present value of scheme liabilities	2.8%	3.0%	2.8%	8.4%	6.6%	7.9%

Movement in post-retirement scheme deficit during the year ended 31 December 2003
			2003			2002

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Deficits in schemes at beginning of the year	(842)	(391)	(1,233)	(424)	(718)	(1,142)

Current service cost	(110)	(88)	(198)	(100)	(69)	(169)

Contributions	299	207	506	125	567	692

Past service cost	–	–	–	(2)	8	6

Settlement and curtailment	–	–	–	–	24	24

Other finance income	(28)	(21)	(49)	(13)	(46)	(59)

Actuarial loss	(146)	(63)	(209)	(351)	(110)	(461)

Exchange	(87)	(43)	(130)	(77)	(47)	(124)

Deficits in schemes at end of the year	(914)	(399)	(1,313)	(842)	(391)	(1,233)

Adjusted post-retirement deficit, net of deferred tax			(1,057)			(842)

The increase in the deficit during 2003 reflects changes in assumptions in calculating liabilities (principally in the UK funds) and exchange movements offset by contributions made to the funds and better actual returns on plan assets than expected.

Reserves note for the year ended 31 December 2003

	2003	2002
	Total	Total
	$m	$m

Profit and loss reserve excluding post-retirement liability	10,449	8,451

Post-retirement reserve	(1,057)	(842)

Profit and loss reserve under FRS17	9,392	7,609

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	95

30	Employee costs and share option plans for employees

Employee costs
The average number of people employed by the Group is set out in the table below. In accordance with the Companies Act 1985, this includes part-time employees:

Employees	2003	2002	2001

Average number of people employed by the Group in:
UK	10,800	10,700	10,200

Continental Europe	23,600	23,300	19,900

The Americas	17,900	17,800	16,700

Asia, Africa & Australasia	8,100	7,200	5,800

Continuing operations	60,400	59,000	52,600

The number of people employed by the Group at the end of 2003 was 61,900 (2002 59,700, 2001 54,600).

The costs incurred during the year in respect of these employees were:

	2003	2002	2001
	$m	$m	$m

Salaries	3,587	3,022	2,701

Social security costs	526	505	465

Pension costs	272	220	194

Other employment costs	360	246	182

	4,745	3,993	3,542

Employee costs above do not include severance costs.

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

The AstraZeneca UK Performance Bonus Plan
Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan which rewards good performance at corporate, function/business and individual/team levels. Depending upon performance and upon which level it is measured, bonuses may be paid partly in the form of Ordinary Shares in the Company (under the Inland Revenue approved AstraZeneca All-Employee Share Plan and up to a maximum annual value of £3,000) and partly in cash. A tax efficient share retention scheme, under which employees leave their bonus shares in trust for three to five years, forms part of the All-Employee Share Plan. In 2002, for the first time the Company offered UK employees the opportunity to buy Partnership Shares (Ordinary Shares) under the All-Employee Share Plan. Employees may invest up to £125 per month over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. A tax efficient share retention scheme is also available in respect of Partnership Shares. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme
This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan
UK employees may make regular monthly savings contributions over a three or five year period and may apply for options to acquire AstraZeneca Ordinary Shares. Further details are set out below.

Back to Contents

96	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

30	Employee costs and share option plans for employees (continued)

The AstraZeneca Share Option Plan
This is a share option plan for employees of participating AstraZeneca Group companies which was approved by shareholders at the Company’s AGM in 2000. The first grant of options occurred in August 2000. The main grant of options in 2003 under the plan was in March, with a further, smaller grant in August. The Remuneration Committee sets the policy for the Company’s operation of the plan. Further details are set out below.

Sweden
In Sweden an all employee performance bonus plan is in operation. The plan rewards good performance at corporate, function and individual/team level. Bonuses for corporate and function performance are always paid in the form of AstraZeneca Ordinary Shares. Bonuses for individual/team performance may be paid in Ordinary Shares or in cash, at the employee’s discretion. Existing Ordinary Shares are used to pay bonuses awarded under the plan. These are purchased in the market. They must be left in trust for three years. The AstraZeneca Executive Annual Bonus Scheme and the AstraZeneca Share Option Plan both operate in respect of relevant AstraZeneca employees in Sweden.

US
In the US, there are two senior staff incentive schemes, under which either AstraZeneca ADSs or stock appreciation rights related to AstraZeneca ADSs are awarded to participants. There are currently approximately 100 participants in these schemes. AstraZeneca ADSs necessary to satisfy the awards under these schemes are purchased in the market and no subscriptions for new Ordinary Shares have been involved. The AstraZeneca Share Option Plan operates in respect of relevant AstraZeneca employees in the US.

Share option plans
At 31 December 2003, there were options outstanding under the Zeneca 1993 Senior Staff Share Option Scheme, the Zeneca 1994 Executive Share Option Scheme, the Astra Shareholder Value Incentive Plan, the AstraZeneca Savings-Related Share Option Scheme, the AstraZeneca Savings-Related Share Option Plan and the AstraZeneca Share Option Plan.

(1) Summary of the Zeneca 1993 Senior Staff Share Option Scheme

The Zeneca 1993 Senior Staff Share Option Scheme was introduced at the time of the demerger of Zeneca from ICI in 1993. The last date for the grant of options was 19 May 1994 and the scheme was replaced by the Zeneca 1994 Executive Share Option Scheme. Options are satisfied by the issue of new Ordinary Shares. All remaining options will lapse in April 2004 if not exercised before then.

(2) Summary of the Zeneca 1994 Executive Share Option Scheme

The Zeneca 1994 Executive Share Option Scheme was introduced in 1994. The last date for the grant of options was 16 March 2000 and the scheme has been replaced by the AstraZeneca Share Option Plan.

Options granted under the 1994 scheme are normally exercisable between three and 10 years following grant, provided the relevant performance condition has been satisfied. Options are satisfied by the issue of new Ordinary Shares.

The performance condition applicable to the 1994 scheme was that earnings per share must have grown by at least the increase in the UK Retail Price Index over three years plus 3% per annum. Satisfaction of this condition was tested annually by reference to the audited financial statements. All options granted under the 1994 scheme have become exercisable, the performance conditions having been satisfied.

(3) Summary of the Astra Shareholder Value Incentive Plan

In 1996, Astra established a stock option plan for some 100 Astra employees in key senior positions. The plan is no longer used for the grant of options and has been superseded by the AstraZeneca Share Option Plan.

On completion of the merger with Zeneca, options in Astra shares granted under the plan were replaced by options to acquire a number of AstraZeneca Ordinary Shares based on the exchange ratio used in the exchange offers used to effect the AstraZeneca merger. The ratio of AstraZeneca options granted in respect of former Astra options was 0.5045 AstraZeneca options for each Astra option held.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	97

30	Employee costs and share option plans for employees (continued)

(4)	Summary of the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan

The AstraZeneca Savings-Related Share Option Scheme was approved by shareholders in 1994 for a period of 10 years. The last grant of options under this scheme was made in September 2002.

In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan for a period of 10 years. The first grant of options under this plan was made in September 2003.

The following sections apply to both the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan, which have broadly similar rules.

Eligibility UK resident employees of participating AstraZeneca companies are automatically eligible to participate.

Grant of options
Invitations to apply for options may be issued within six weeks after the announcement by the Company of its results for any period and at other times in circumstances considered to be exceptional by the Directors. No invitations may be issued later than 10 years after the approval of the scheme by shareholders.

Options may only be granted to employees who enter into UK Inland Revenue approved savings contracts with the savings body nominated by the Company, under which monthly savings of a fixed amount (currently not less than £5 nor more than £250) are made over a period of three or five years. The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be the proceeds on maturity of the related savings contract. No payment will be required for the grant of an option. Options are not transferable.

Individual participation
Monthly savings by an employee under all savings contracts linked to options granted under any SAYE scheme may not exceed £250 or such lower amounts as may be determined by the Directors.

Acquisition price The price per Ordinary Share payable upon the exercise of an option will not normally be less than the higher of:

(a) 90% of the arithmetical average of the middle-market quotations for an Ordinary Share on the London Stock Exchange on three consecutive dealing days shortly before the date on which invitations to apply for options are issued (provided that no such day may fall before the Company last announced its results for any period) or such other dealing day or days falling within the six week period for the issue of invitations as the Directors may decide; and

(b) the nominal value of an Ordinary Share (unless the option is expressed to relate only to existing Ordinary Shares).

Exercise of options
An option will normally be exercisable only for six months commencing on the third or fifth anniversary of the commencement of the related savings contract. Options are satisfied by the issue of new Ordinary Shares.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period (irrespective of the period during which the option has been held) following cessation of employment in certain compassionate circumstances or where an option has been held for more than three years (except on dismissal for misconduct) and on an amalgamation, take-over or winding-up of the Company.

AstraZeneca has chosen to avail itself of the exemption to application of UITF17 to its SAYE schemes.

Back to Contents

98	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

30	Employee costs and share option plans for employees (continued)

(5)	Summary of the AstraZeneca Share Option Plan

Eligibility
Any AstraZeneca employee may be recommended from time to time for the grant of an option. The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards which employees will be eligible to participate.

Grant of options
Options may be granted at any time other than during a close period. No options may be granted after the fifth anniversary of the approval of the plan by shareholders until the Remuneration Committee has reviewed the plan.

The grant of options is supervised by the Remuneration Committee which is comprised wholly of Non-Executive Directors. No payment is required for the grant of an option. Options are not transferable.

Options may be granted over AstraZeneca Ordinary Shares or ADSs.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not be less than an amount equal to the average of the middle-market closing price on the date of grant for an Ordinary Share of the Company on the London Stock Exchange on the three consecutive dealing days immediately before the date of grant (or as otherwise agreed with the Inland Revenue). Where the option is an option to subscribe, the price payable upon exercise cannot be less than the nominal value of an Ordinary Share of the Company.

Exercise of options
An option will normally be exercisable between three and 10 years following its grant provided any relevant performance condition has been satisfied. Options may be satisfied by the issue of new Ordinary Shares or by existing Ordinary Shares purchased in the market.

The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards whether any performance target(s) will apply to the grant and/or exercise of each eligible employee’s option.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period following cessation of employment either for reasons of injury or disability, redundancy or retirement, or at the discretion of the Remuneration Committee, and on an amalgamation, take-over or winding-up of the Company.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	99

30 Employee costs and share option plans for employees (continued)

	AstraZeneca Share Option Plan		1994 Scheme		SAYE Scheme			ASVIP

								Shares
								under
	Options	WAEP*	Options	WAEP*	Options	WAEP	*	option	WAEP	*
	’000	pence	’000	pence	’000	pence		’000	SEK

At 1 January 2001
Options outstanding	712	3093	10,987	2588	3,826	2074		1,090	370

Movements during 2001
Options granted	10,984	3245	–	–	649	2971		–	–

Options exercised	(1)	3093	(592)	1687	(1,125)	1583		(117)	328

Options forfeited	(296)	3231	(457)	2709	(551)	2181		(8)	306

Options lapsed	–	–	–	–	–	–		–	–

Weighted average fair value of options
granted during the year		653				495

At 31 December 2001
Options outstanding	11,399	3236	9,938	2636	2,799	2459		965	375

Movements during 2002
Options granted	10,658	3462	–	–	2,721	1756		–	–

Options exercised	(22)	3214	(243)	2175	(469)	1888		(206)	317

Options forfeited	(637)	3298	(406)	2654	(986)	2735		–	–

Options lapsed	–	–	–	–	–	–		–	–

Weighted average fair value of options
granted during the year		1186				559

At 31 December 2002
Options outstanding	21,398	3347	9,289	2647	4,065	1987		759	391

Movements during 2003
Options granted	15,505	2232	–	–	551	2211		–	–

Options exercised	(52)	2468	(358)	2423	(382)	2137		(151)	311

Options forfeited	(1,163)	3001	(571)	2695	(282)	2192		(1)	318

Options lapsed	–	–	–	–	–	–		–	–

Weighted average fair value of options
granted during the year		583				658

At 31 December 2003
Options outstanding	35,688	2874	8,360	2654	3,952	1988		607	411

Range of exercise prices		1913p to		891p to		1756p to			316SEK to
		3487p		2749p		2971p			442SEK

Weighted average remaining
contractual life		3,054 days		2,184 days		1,272 days			521 days

Options exercisable	1,670	3150	8,360	2654	90	2568		607	411

* Weighted average exercise price

In addition to the schemes disclosed above at 31 December 2003 there were 750 options outstanding issued under the Zeneca 1993 Senior Staff Share Option Scheme with a weighted average exercise price of 748p.

Back to Contents

100	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

31 Assets pledged, commitments and contingent liabilities

	2003	2002	2001
	$m	$m	$m

Assets pledged
Mortgages and other assets pledged	–	90	118

Commitments
Contracts placed for future capital expenditure not provided for in these accounts	421	500	515

Included in the above total are contracts related to certain product purchase and licence agreements with deferred consideration obligations, the amounts of which are variable depending upon particular ‘milestone’ achievements. Sales of the products to which these milestones relate could give rise to additional payments, contingent upon the sales levels achieved. Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Commitments

In 1982 Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “restructuring”). Under the restructuring, a US limited partnership, in which Merck is the limited partner and AstraZeneca is the general partner, was set up and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. The restructuring agreements provide for the following ongoing payment and termination arrangements:

>	Annual contingent payments
>	Partial Redemption
>	First Option
>	Second Option

In addition, included in the assets and liabilities covered by the restructuring is a loan note receivable by AstraZeneca from Merck with a face value of $1.4bn. Each of these elements is discussed in further detail below.

Under the terms of the 1998 restructuring, the merger in 1999 between Astra and Zeneca triggered two one-time payments from AstraZeneca to Merck:

–	a Lump Sum Payment of $809m, which was charged to the profit and loss account, as a result of which Merck relinquished any rights to Zeneca products; and

–	an Advance Payment of $967m. This Advance Payment was calculated as the then net present value of $2.8bn discounted from 2008 to the date of payment at a rate of 13% per annum and causes Merck to relinquish any rights, including contingent payments on future sales, to Astra products with no existing or pending US patents at the time of the merger. As the Advance Payment provides AstraZeneca with relief from future payments, this amount has been capitalised as an intangible asset and is being amortised over 20 years. The Advance Payment is subject to a true-up in 2008, as discussed under “First Option” below.

Annual contingent payments
AstraZeneca makes ongoing payments to Merck based on sales of certain of its products in the US (the “contingent payments” on the “agreement products”). As a result of the 1999 merger, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125m to $225m. The payments have exceeded the minimum level in 2003 and 2002 and AstraZeneca has no reason to believe that the annual payments in the future will fall below the minimum obligations.

Partial Redemption
In 2008, there will be a partial redemption of Merck’s limited partnership interest – which will end Merck’s rights to contingent payments in respect of certain of the agreement products – by distribution to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750m.

First Option

In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Redemption, other than Prilosec and Nexium. Payment of this amount to Merck in 2008 is, however, contingent on Merck’s exercise of the First Option. Exercise of the First Option will require AstraZeneca to re-purchase Merck’s interest in these products. Should Merck not exercise this option in 2008, AstraZeneca may exercise it in 2010 for a sum equal to the 2008 Appraised Value. If neither Merck nor AstraZeneca exercise the option, the contingent payment arrangements in respect of these agreement products will continue and the Appraised Value will not be paid.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	101

31 Assets pledged, commitments and contingent liabilities (continued)

In addition, in 2008 there will be a true-up of the Advance Payment. The calculation of this will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6bn), plus other defined amounts (totalling $912m). It is then reduced by the Appraised Value (whether paid or not), the Partial Redemption and the Advance Payment (at its undiscounted amount of $2.8bn) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised and this could result in a further payment by AstraZeneca to Merck or a payment by Merck to AstraZeneca.

Should Merck exercise the First Option in 2008, AstraZeneca will make payments in respect of the Partial Redemption, the First Option and the true-up totalling a minimum of $4.7bn. If AstraZeneca exercises the First Option in 2010, the combined effect will involve a minimum aggregate amount payable to Merck in 2008 and 2010 of the same amount.

Loan Note Receivable In 2008, at the same time as the settlement of the Partial Redemption and the true-up, Merck will settle the loan note receivable by paying AstraZeneca $1.4bn.

Second Option
A Second Option exists whereby AstraZeneca has the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by AstraZeneca two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by AstraZeneca at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the fair value of these product rights as determined at the time of exercise.

If the Second Option is exercised, Merck will have no further rights to contingent payments from AstraZeneca.

Environmental costs and liabilities
The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs which are necessary for meeting current good practice standards and legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2001, 2002 or 2003.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs substantial costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca and/or its affiliates have environmental liabilities at some currently or formerly owned, leased and third party sites in the US and Europe.

In the US, the AstraZeneca affiliate, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 13 sites where Zeneca Inc. is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. Similarly, the AstraZeneca affiliate, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at approximately 29 sites where SMC is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. In Europe and other parts of the world outside the US, AstraZeneca is likely to incur costs at three currently owned sites and has given indemnities to third parties in respect of approximately 45 other sites. These environmental liabilities arise almost entirely from legacy operations that are not part of our current pharmaceuticals business and, at most of these sites, remediation, where required, is either completed or nearing completion. In the aggregate, however, significant expenditure on clean up and monitoring is likely to be required.

We have made provisions for the estimated costs of future environmental investigation, remediation and operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges where it is probable that we will incur such costs and we can estimate such costs reliably. With respect to such estimated, future costs, we had provisions at 31 December 2003 in the aggregate of approximately $145m, of which approximately $122m relates to the US. These provisions do not include possible, additional costs that are not currently probable, nor do these provisions include costs that, by agreement, will be borne by viable third party indemnitors. In addition, these provisions: (1) include, where appropriate, unasserted claims where future costs are nonetheless probable (at owned sites, for example); (2) are based, where applicable, on liability allocation or cost sharing agreements that we believe are enforceable against viable third parties; (3) reflect expected insurance recoveries where an insurer has agreed to provide an indemnity; and (4) typically cover a time period of five years (with the exception of operation and maintenance activity, which can last for decades). We are not presently aware of any circumstances or uncertainties regarding the viability of liable third parties, indemnitors or insurers that would cause us to alter these provisions.

Back to Contents
102	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

31 Assets pledged, commitments and contingent liabilities (continued)

It is possible that the Company, or its affiliates, could incur future environmental costs beyond the extent of our current provisions. The extent of such possible, additional costs is inherently difficult to estimate due to a number of factors, including, but not limited to: (1) the nature and extent of claims that may be asserted in the future; (2) whether the Company or any of its affiliates has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; (5) the length of time that the environmental investigation, remediation and liability allocation process can take; and (6) the nature of any future environmental legal or regulatory changes that affect the operation of our pharmaceuticals business. Notwithstanding and subject to the foregoing, we estimate that potential additional loss, for future environmental investigation, remediation and operation and maintenance activity above and beyond our provisions, could be, in the aggregate, in the order of $30m to $50m.

Legal proceedings
AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The more significant matters are discussed below.

Diprivan (propofol)
In August 2002, AstraZeneca LP received a letter from ESI Lederle, a division of Wyeth, informing AstraZeneca of Wyeth’s intention to market a generic version of Diprivan prior to the expiration of AstraZeneca’s patents covering the current formulation. AstraZeneca filed a patent infringement action against Wyeth in the US District Court for the Southern District of New York. Through a series of transactions, the holder of the relevant abbreviated new drug application and now defendant in AstraZeneca’s suit is Mayne Pharma (USA) Inc. (formerly called Faulding Pharmaceutical Co.). Faulding/Mayne responded to AstraZeneca’s complaint and filed counterclaims alleging non-infringement and invalidity. Discovery is scheduled to close in June 2004. The trial is expected to be held no earlier than the fourth quarter of 2004.

Losec/Prilosec (omeprazole)
In June 1997, the German Federal Patent Court declared invalid a previously granted supplementary protection certificate which extended protection for omeprazole, the active ingredient contained in Losec, from 1999 to 2003. The decision was appealed and in February 2000, at AstraZeneca’s request, the German Supreme Court decided to refer the case to the European Court of Justice (ECJ) for a preliminary ruling. In December 2003, the ECJ ruled against AstraZeneca on all questions. Consequently, the German omeprazole supplementary protection certificate is confirmed invalid. The case did not involve any financial claims.

In March 2000, the German Federal Patent Court declared that AstraZeneca’s formulation patent for omeprazole was invalid. The decision has been appealed to the German Supreme Court, which will hear the case in March 2004. As a consequence, all pending infringement actions in Germany have been stayed awaiting the outcome of the appeal. There is one interlocutory injunction in force against ratiopharm GmbH based on the formulation patent. If the final decision on the validity of the formulation patent goes against AstraZeneca, ratiopharm may claim damages for lost sales due to the interlocutory injunction.

In 1998, Astra filed suits in the US against Andrx Pharmaceuticals, Inc. and Genpharm, Inc. This followed the filing of abbreviated new drug applications by Andrx and Genpharm with the US Food and Drug Administration (FDA) concerning the two companies’ intention to market generic omeprazole products in the US. During 1999, Astra also filed suits against Kremers Urban Development Company and Schwarz Pharma, Inc., and against Cheminor Drugs Ltd., Reddy-Cheminor Inc. and Schein Pharmaceuticals, Inc. During 2000, AstraZeneca filed further suits against Lek Pharmaceutical and Chemical Company d.d., Impax Laboratories Inc., Eon Labs Manufacturing Inc. and Mylan Pharmaceuticals Inc. During 2001, AstraZeneca filed further suits against Torpharm, Inc. and Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.). The basis for the proceedings is that the actions of all the companies infringe several patents relating to omeprazole (Prilosec in the US). The cases are proceeding under the US Hatch-Waxman legislation. Anti-trust counterclaims have been filed by Andrx, Torpharm, Impax, Eon and Lek.

The trial against Andrx, Genpharm, Kremers Urban Development Company and Cheminor started in December 2001 and ended in July 2002. In October 2002, the US District Court for the Southern District of New York ruled that two AstraZeneca patents (’230 and ’505) relating to the formulation of omeprazole are valid until 2007, that Andrx, Genpharm and Cheminor all infringed both patents but that Kremers Urban Development Company did not infringe either patent. The court did not rule on the ’281 patent relating to a manufacturing process for omeprazole formulations in respect of which AstraZeneca has sued Andrx only. AstraZeneca appealed the judgement with regard to non-infringement and Kremers Urban Development Company, Andrx, Genpharm and Cheminor appealed the decision with regard to infringement and validity of the patents. The appeal hearings took place in December 2003 and the original decision of the lower court was affirmed by the appeal court in all respects.

In April 2001, Andrx filed a case in the US District Court for the Southern District of New York against AstraZeneca, Merck & Co., Inc. and the FDA alleging that the listing of certain patents in the FDA’s Orange Book was improper and constituted violations of certain provisions of the Sherman Act, the US federal anti-trust legislation, and a state statute analogous to the federal anti-trust laws. Andrx seeks injunctive relief compelling the parties to delist omeprazole-related patents it claims were improperly listed in the Orange Book and prohibiting the defendants from using patents to delay the effective date of the FDA’s approval of Andrx’s ANDA for omeprazole. AstraZeneca and Merck have filed motions to dismiss the case, which are pending.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	103

31 Assets pledged, commitments and contingent liabilities (continued)

In October 2000, the Federal Court of Australia (Full Court) handed down a patent ruling pertaining to omeprazole in connection with a dispute between AstraZeneca and the generic company, Alphapharm Pty Ltd. The court declared that AstraZeneca’s formulation patent was invalid. In November 2001, AstraZeneca applied for special leave to appeal the decision to the High Court of Australia and this application was granted in December 2001. The appeal was heard by the High Court in May 2002 and in December 2002 the High Court reversed the judgement of the lower court. The High Court ruled that AstraZeneca’s formulation patent is valid and that the case should be returned to the lower court for determination of the remaining issues. In July 2003, the case was settled.

During 2000, AstraZeneca was granted interlocutory injunctions based on certain of AstraZeneca’s omeprazole patents and supplementary protection certificates against the generic company, Scandinavian Pharmaceuticals-Generics AB (Scand Pharm), in Denmark and Norway. In October 2001, Oslo City Court in Norway found that Scand Pharm had infringed AstraZeneca’s formulation patent for omeprazole. At the same time, the court declared AstraZeneca’s formulation patent valid. As a result of the Norwegian case, Scand Pharm cannot sell its omeprazole product in Norway. Furthermore, it is also prevented from selling its omeprazole product in Denmark pending the outcome of the main action in the Danish case. If the final decisions in these cases are against AstraZeneca, Scand Pharm may claim damages for lost sales due to the interlocutory injunctions.

In the Netherlands, Pharmachemie BV filed a claim against two AstraZeneca companies in 2002 alleging that AstraZeneca had misused its exclusive rights in the Netherlands in relation to the expiration date for AstraZeneca’s supplementary protection certificate for omeprazole. AstraZeneca denied the allegations. In February 2003, the case was withdrawn by Pharmachemie.

AstraZeneca has been and continues to be involved in numerous proceedings in Canada involving Genpharm, Reddy Cheminor, Rhoxalpharma and Apotex. These cases relate to omeprazole capsules or omeprazole magnesium tablets and involve various patents. AstraZeneca could potentially be liable for damages in some cases. However, there are no financial claims currently being made against AstraZeneca in Canada in any litigation in respect of omeprazole capsules or omeprazole magnesium tablets.

In February 2000, the European Commission commenced an investigation relating to certain omeprazole intellectual property rights, and associated regulatory and patent infringement litigation. The investigation is pursuant to Article 82 of the EC Treaty, which prohibits an abuse of a dominant position. The investigation was precipitated by a complaint by a party to a number of patent and other proceedings involving AstraZeneca. AstraZeneca has, in accordance with its corporate policy, co-operated with the Commission. In July 2003, the Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements regarding the obtaining of supplementary protection certificates for omeprazole in certain European countries; and regarding AstraZeneca’s replacement of omeprazole capsules by omeprazole MUPS (tablets) and withdrawal of capsule marketing authorisations in three European countries. AstraZeneca has replied fully to the Commission, explaining why its actions were in AstraZeneca’s view lawful. The Commission is considering AstraZeneca’s submission, and an oral hearing is scheduled to take place. If, ultimately, (and subject to any appeals to the Court of First Instance and the European Court of Justice) it is held that Article 82 has been infringed, then there may be a liability to fines and/or other measures which can be imposed by the Commission. There could also be liability for alleged losses incurred by aggrieved third parties. It is not possible, at the present time, to quantify any such liabilities as no fines have to date been imposed and no claims for damages have been received. Moreover, bearing in mind the timescales of proceedings, including appeals, there may well be a considerable period before any such liabilities are finally established (even if, which is denied, any such liabilities exist).

Nolvadex (tamoxifen)
AstraZeneca is a co-defendant with Barr Laboratories, Inc. in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and have been consolidated, along with all of the cases originally filed in federal court, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs allege that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs seek injunctive relief, treble damages under the anti-trust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs have appealed the decision.

In August 2002, AstraZeneca’s US distribution agreement with Barr Laboratories, Inc. for non-branded tamoxifen expired, as did AstraZeneca’s patent for Nolvadex (tamoxifen). At the same time, a six month period of market exclusivity, awarded by the US Food and Drug Administration in connection with the successful completion of certain paediatric testing with the product, commenced. Barr thereafter commenced litigation against the FDA in the US District Court for the District of Columbia, challenging the FDA’s refusal to grant Barr final approval for its own generic tamoxifen prior to expiration of AstraZeneca’s exclusivity period. Barr also declined AstraZeneca’s offer to extend the distribution agreement through the end of the exclusivity period. Therefore, in October 2002, AstraZeneca began shipping its own non-branded tamoxifen to customers to ensure an uninterrupted supply to patients. In December 2002, the Court held that Barr could not obtain final FDA approval for its own generic tamoxifen prior to the expiration of AstraZeneca’s paediatric exclusivity for Nolvadex. In January 2003,

Back to Contents

104	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

31 Assets pledged, commitments and contingent liabilities (continued)

Barr made a claim that AstraZeneca improperly thwarted Barr’s entry into the tamoxifen market and caused Barr monetary damages. AstraZeneca disputes the claim.

Plendil (felodipine)
In August 2000, AstraZeneca LP received a letter from Mutual Pharmaceutical Co., Inc. informing AstraZeneca of Mutual’s intention to market a generic version of AstraZeneca’s Plendil extended release tablets (felodipine) prior to the expiration of AstraZeneca’s patent covering the extended release formulation. AstraZeneca filed a patent infringement action against Mutual in the US District Court for the Eastern District of Pennsylvania. Mutual responded and filed counterclaims alleging non-infringement and invalidity. In March 2003, the District Court granted summary judgement in favour of AstraZeneca as to the infringement claim holding that Mutual infringed AstraZeneca’s formulation patent. In August 2003, the District Court granted summary judgement in favour of AstraZeneca as to the validity claim holding that AstraZeneca’s patent is valid. Mutual has filed a notice of appeal as to both of these decisions to the US District Court of Appeals for the Federal Circuit.

Seroquel (quetiapine fumarate)
AstraZeneca PLC and AstraZeneca Pharmaceuticals LP have been named as defendants in the case of Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals, LP [sic], a putative class action suit filed in August 2003 in the US District Court for the Middle District of Florida. The named plaintiffs are seeking damages and injunctive relief on behalf of a purported class “consisting of all persons in the United States who purchased and/or used Seroquel”. Although the scope of the allegations in the complaint is very broad, the primary focus appears to be the contention that the Company failed to provide adequate warnings in connection with an alleged association between Seroquel and the onset of diabetes. AstraZeneca denies the material allegations of the plaintiffs’ complaint and is vigorously defending the litigation.

Toprol-XL (metoprolol succinate)
In March 2003, AstraZeneca LP received a letter from KV Pharmaceutical Company informing AstraZeneca of KV’s intent to market a generic version of Toprol-XL tablets in the 200mg dosage prior to the expiration of AstraZeneca’s patents covering the substance and its formulation, the latest of which expires in March 2008. AstraZeneca filed a patent infringement action against KV in the US District Court for the Eastern District of Missouri. KV responded and filed counterclaims alleging non-infringement and invalidity. Discovery is scheduled to close in August 2004. The trial is scheduled for April 2005.

In July 2003, AstraZeneca received a similar letter from KV with respect to the 100mg dosage of Toprol-XL tablets. AstraZeneca filed another patent infringement complaint against KV in the same court. KV filed counterclaims alleging non-infringement and invalidity. This case has been consolidated with the initial case.

In December 2003, AstraZeneca received a letter from Andrx Pharmaceuticals LLC with notification that Andrx has filed an abbreviated new drug application to market a generic form of Toprol-XL extended release tablets in the 50mg dose which it intends to sell prior to the expiration of AstraZeneca’s patents listed in the FDA’s Orange Book, the latest of which expires in March 2008. Andrx claims that each of the listed patents are invalid and/or not infringed. AstraZeneca is considering whether to file a suit for patent infringement against Andrx.

Zestril (lisinopril)
In 1986, AstraZeneca’s predecessor company and Merck & Co., Inc. entered into licence agreements under which AstraZeneca was granted the right to make, use and sell lisinopril (Zestril), in return for which AstraZeneca agreed to pay royalties to Merck. In April 2002, AstraZeneca commenced arbitration proceedings against Merck under one of the licence agreements. In the arbitration, AstraZeneca sought repayment of approximately $38m of prior royalty amounts and a prospective reduction in the royalty rate going forward. The case was settled in May 2003. Under the settlement agreement, Merck paid $37m to AstraZeneca and the parties agreed that the royalty rate going forward would not be reduced.

Zoladex (goserelin acetate implant) investigation
In June 2003, AstraZeneca announced the settlement of a multi-year investigation into US sales and marketing practices for Zoladex, a treatment for prostate cancer. Under the terms of the settlement, AstraZeneca Pharmaceuticals LP admitted to having violated the Prescription Drug Marketing Act by providing free samples of Zoladex to physicians during the period 1993 to 1996, with the understanding that these physicians would bill Medicare for reimbursement. AstraZeneca also settled, without admitting liability, civil claims involving allegations that the Company provided inducements to physicians to purchase Zoladex and for improperly setting and reporting its price. The total payment associated with the settlement was $355m. This amount included funds set aside to cover individual settlement agreements with the states involving related claims. As previously disclosed by the Company, in 2002 it accrued $350m to cover these settlement costs.

The settlement also provides for a five-year Corporate Integrity Agreement with the Office of Inspector General (OIG) for the Department of Health and Human Services under which AstraZeneca Pharmaceuticals LP is required, among other obligations, to keep in place its current compliance programme and provide periodic reports to the OIG on the status of compliance activities.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	105

31 Assets pledged, commitments and contingent liabilities (continued)

Average wholesale price class action litigation
In January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit, in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. The suit seeks to recover unspecified damages. AstraZeneca has also been named as a co-defendant with various other pharmaceutical manufacturers in similar suits filed in seven other states. Most of these suits have been consolidated with the Massachusetts action for pre-trial purposes pursuant to federal multi-district litigation procedures. AstraZeneca believes that it has meritorious defences to all of these claims.

Notice of state Attorneys General investigations into Medicaid price reporting
In December 2003, AstraZeneca received notices from multiple US state Attorney General Offices requiring the Company to retain records relating to Medicaid average manufacturer price and best price calculations. Similar notices have been received by other manufacturer co-defendants in the average wholesale price class action litigation referred to above. These notices appear to have been intended to address proposed regulations (42 CFR Part 447.534(h)) limiting a manufacturer’s record retention obligations for government price reporting data to a three year period. The notices from the Attorneys General indicate that the states are investigating the accuracy of AstraZeneca’s average manufacturer price and best price disclosures and request that the Company retains relevant records beyond the three year limit of the proposed regulations.

US Federal Trade Commission Nexium investigation
As previously disclosed by the Company, in January 2003 AstraZeneca received a Civil Investigative Demand from the US Federal Trade Commission (FTC) for certain information concerning AstraZeneca’s advertising and marketing of Nexium. In July 2003, the FTC closed its investigation without action.

Retail pharmacies’/drug purchasers’ actions
Since October 1993, several thousand retail pharmacies and certain retail drug purchasers have commenced purported class actions and individual actions in various federal and state courts throughout the US alleging that, with respect to brand name prescription drugs, manufacturers and wholesalers engaged in discriminatory pricing practices, discriminatory discounting and rebate practices, and/or conspired with one another to fix prices and artificially maintain high prices to the plaintiffs in restraint of trade and commerce. More than 20 brand name prescription drug manufacturers and eight wholesalers have been named defendants in some or all of these suits.

In January 2003, an Alabama state court granted AstraZeneca’s motion to dismiss the consumer action pending in Alabama. The plaintiffs’ time to appeal that order of dismissal has expired. AstraZeneca has settled or been dismissed from all of the cases except for a retail case pending in the Northern District of Illinois. AstraZeneca has consistently denied liability and continues to believe it has meritorious defences to the remaining claims.

Additional government investigations into drug marketing practices
As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple additional US federal and state criminal and civil investigations into drug marketing and pricing practices. AstraZeneca has received subpoenas from the US Attorney’s Office in Boston requesting production of documents relating to the sale and promotion of Prilosec to the New England Medical Center in Boston. A separate subpoena from the same office requests documents relating to the sale and marketing of products to an individual physician in Worcester, Massachusetts and certain physicians and entities affiliated with that physician. AstraZeneca has also received a subpoena from the Massachusetts Attorney General’s Office seeking documents relating to the sale and promotion of five products (Prilosec, Seroquel, Rhinocort Aqua, Toprol-XL and Zestril) within Massachusetts. AstraZeneca has received an investigative demand from the Missouri Attorney General’s Office seeking documents and information relating to agreements with drug retailers doing business within Missouri. AstraZeneca is co-operating with these investigations. It is not possible to predict the outcome of any of these investigations, which could include the payment of damages and the imposition of fines, penalties and administrative remedies.

General
With respect to each of the legal proceedings described above, other than those which have been disposed of, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including for example, the stage of the proceedings (in many cases trial dates have not been set) and overall length and extent of legal discovery, the entitlement of the parties to an action to appeal a decision, clarity as to theories of liability, damages and governing law, uncertainties in timing of litigation, and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 31 to the Financial Statements, we do not expect them to have a materially adverse effect on our financial position or profitability.

Back to Contents

106	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

32 Leases

Total rentals under operating leases charged to profit and loss account were as follows:
	2003	2002	2001
	$m	$m	$m

Hire of plant and machinery	21	23	25

Other	73	96	76

	94	119	101

Commitments under operating leases to pay rentals during the year following the year of these Financial Statements analysed according to the period in which each lease expires were as follows:
	Land and buildings			Other assets

	2003	2002	2003	2002
	$m	$m	$m	$m

Expiring within one year	9	5	13	11

Expiring in years two to five	23	25	26	15

Expiring thereafter	38	32	3	2

	70	62	42	28

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2003 were as follows:
	Operating leases

	2003	2002
	$m	$m

Obligations under leases comprise
Rentals due within one year	112	90

Rentals due after more than one year
After five years from balance sheet date	80	94

From four to five years	25	21

From three to four years	28	27

From two to three years	40	38

From one to two years	56	47

	229	227

	341	317

The Group had no commitments (2002 $nil) under finance leases at the balance sheet date which were due to commence thereafter.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	107

33 Statutory and other information

	2003	2002	2001
	$m	$m	$m

Audit fees – KPMG Audit Plc and its associates
Audit services	5.4	3.5	2.5

Further assurance services	2.1	1.5	1.8

Taxation services	1.8	1.8	2.1

Other services	–	0.2	1.3

	9.3	7.0	7.7

Audit fees – others	–	0.1	0.1

	9.3	7.1	7.8

Audit services include $4.9m for the audit of the Group, of which $1,600 is in respect of the parent company (2002 $1,600, 2001 $1,600), and a further $0.5m for other services required by statute or regulation. Fees for further assurance services include employee pension fund and other benefit plan audit services together with control reviews associated with new systems implementations. Taxation services consist of tax compliance services and tax advice. Other services in prior years consist principally of consulting projects and support.

$0.5m (2002 $0.4m, 2001 $3.2m) of the total fees for further assurance, taxation and other services were charged in the UK.

Related party transactions
The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Subsequent events
No significant change has occurred since the date of the annual Financial Statements.

Back to Contents

108	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

34 Company information Company Balance Sheet
		2003	2002
At 31 December	Notes	$m	m

Fixed assets
Fixed asset investments	34	6,940	7,236

Current assets
Debtors – other		7	–

Debtors – amounts owed by subsidiaries		25,339	27,104

		25,346	27,104

Total assets		32,286	34,340

Creditors due within one year
Non-trade creditors	34	(3,120)	(2,961)

Net current assets		22,226	24,143

Total assets less current liabilities		29,166	31,379

Creditors due after more than one year
Loans – owed to subsidiaries	34	(295)	(295)

Net assets		28,871	31,084

Capital and reserves
Called-up share capital	35	423	429

Share premium account	34	449	403

Capital redemption reserve	34	23	16

Other reserves	34	1,841	1,841

Profit and loss account	34	26,135	28,395

Shareholders’ funds – equity interests		28,871	31,084

The Financial Statements on pages 62 to 123 were approved by the Board of Directors on 29 January 2004 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	109

34 Company information (continued)

Deferred taxation

The parent company had no deferred tax assets or liabilities (actual or potential) at 31 December 2003.
		Investments in subsidiaries

Fixed asset investments	Shares	Loans	Total
	$m	$m	$m

Cost at beginning of year	6,645	591	7,236

Additions	–	–	–

Disposals and other movements	–	(296)	(296)

Net book value at 31 December 2003	6,645	295	6,940

Net book value at 31 December 2002	6,645	591	7,236

Non-trade creditors	2003	2002
	$m	$m

Amounts due within one year
Short term borrowings (unsecured)	3	3

Other creditors	154	50

Amounts owed to subsidiaries	2,049	2,100

Dividends to shareholders	914	808

	3,120	2,961

Loans – owed to subsidiaries	Repayment	2003	2002
	Dates	$m	$m

Loans (unsecured)
US dollars
6.58% loan	2003	–	295

7.2% loan	2023	295	295

Total loans		295	590

Loans or instalments thereof are repayable:
After five years from balance sheet date		295	295

From two to five years		–	–

From one to two years		–	–

Total unsecured		295	295

Total due within one year		–	295

Total loans		295	590

Back to Contents

110	AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements

Notes to the Financial Statements continued

34 Company information (continued)

	Share	Capital		Profit
	premium	redemption	Other	and loss	2003	2002
Reserves	account	reserve	reserves	account	Total	Total
	$m	$m	$m	$m	$m	$m

At beginning of year	403	16	1,841	28,395	30,655	32,873

Net profit for the year	–	–	–	244	244	102

Dividends	–	–	–	(1,350)	(1,350)	(1,206)

Share re-purchase	–	7	–	(1,154)	(1,147)	(1,183)

Share premiums	46	–	–	–	46	69

At end of year	449	23	1,841	26,135	28,448	30,655

Distributable reserves at end of year	–	–	489	1,103	1,592	2,057

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

At 31 December 2003 $25,032m (31 December 2002 $26,781m) of the profit and loss account reserve was not available for distribution. The majority of this non-distributable amount relates to profit arising on the sale of Astra AB to a subsidiary in 1999, which becomes distributable as the underlying receivable is settled in cash. During 2003, $1,749m of the profit was realised by repayment. Subsequent to the year end a further $1,124m was repaid on 27 January 2004 resulting in additional distributable reserves not included in the figures above. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.
	2003	2002
Reconciliation of movement in shareholders’ funds	$m	$m

Shareholders’ funds at beginning of year	31,084	33,309

Net profit for the financial year	244	102

Dividends	(1,350)	(1,206)

Issues of AstraZeneca PLC Ordinary Shares	47	69

Re-purchase of AstraZeneca PLC Ordinary Shares	(1,154)	(1,190)

Net reduction in shareholders’ funds	(2,213)	(2,225)

Shareholders’ funds at end of year	28,871	31,084

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Financial Statements	111

35 Called-up share capital of parent company

		Allotted, called-up
	Authorised	and fully paid

	2003	2003	2002
	$m	$m	$m

Ordinary Shares ($0.25 each)	423	423	429

Unissued Ordinary Shares ($0.25 each)	177	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–

	600	423	429

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At beginning of year	1,719	429

Issues of shares	1	1

Re-purchase of shares	(27)	(7)

At 31 December 2003	1,693	423

Share buy-back
During the year the Company purchased, and subsequently cancelled, 27,211,500 Ordinary Shares at an average price of 2535 pence per share for a consideration, including expenses, of $1,154m. The excess of the consideration over the nominal value has been charged against the profit and loss account reserve.

Share schemes
A total of 1,240,117 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 30; details of options granted to Directors are shown in the Directors’ Remuneration Report.

Back to Contents

112	AstraZeneca Annual Report and Form 20-F Information 2003	Principal Subsidiaries

Principal Subsidiaries

		Percentage of voting
At 31 December 2003	Country	share capital held		Principal activity

UK
AstraZeneca UK Limited	England	100	#	Research and development,
				production, marketing

AstraZeneca Insurance Company Limited	England	100		Insurance and reinsurance underwriting

AstraZeneca Treasury Limited	England	100		Treasury

Continental Europe
NV AstraZeneca SA	Belgium	100		Marketing

AstraZeneca Dunkerque Production SCS	France	100		Production

AstraZeneca SA	France	100		Research, production, marketing

AstraZeneca GmbH	Germany	100		Development, production, marketing

AstraZeneca Holding GmbH	Germany	100		Production, marketing

AstraZeneca SpA	Italy	100		Production, marketing

AstraZeneca Farmaceutica Spain SA	Spain	100		Production, marketing

AstraZeneca AB	Sweden	100		Research and development,
				production, marketing

AstraZeneca BV	The Netherlands	100		Marketing

The Americas
AstraZeneca Canada Inc.	Canada	100		Research, production, marketing

IPR Pharmaceuticals Inc.	Puerto Rico	100		Development, production, marketing

AstraZeneca LP	US	99		Research and development,
				production, marketing

AstraZeneca Pharmaceuticals LP	US	100		Research and development,
				production, marketing

Zeneca Holdings Inc.	US	100		Production, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100		Development, production, marketing

AstraZeneca KK	Japan	80		Production, marketing

# Shares held directly

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group’s annual Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting dates of subsidiaries and associates are 31 December, except for Salick Health Care, Inc. which, owing to local conditions and to avoid undue delay in the preparation of the Financial Statements, is 30 November. AstraZeneca operates through 234 subsidiaries worldwide. The Group Financial Statements consolidate the Financial Statements of AstraZeneca PLC and its subsidiaries at 31 December 2003. Products are manufactured in some 20 countries worldwide and are sold in over 100 countries.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	113

Additional Information for US Investors

Introduction
The accompanying consolidated Financial Statements included in this Annual Report are prepared in accordance with UK GAAP. There are certain significant differences between UK GAAP and US GAAP which affect AstraZeneca’s net income and shareholders’ equity and, on pages 113 to 123, additional information under US GAAP is set out as follows:

>	summary of differences between UK and US GAAP accounting principles; page 113

>	net income; page 116

>	US GAAP condensed consolidated statement of operations; page 117

>	US GAAP statement of comprehensive income; page 117

>	stock compensation; page 118

>	pension and post-retirement benefits; page 119

>	taxation; page 121

>	shareholders’ equity; page 122

>	acquired intangible assets and goodwill; page 122

>	US GAAP condensed consolidated statement of cash flows; page 123

Differences between UK and US accounting principles

Purchase accounting adjustments
Under UK GAAP, the merger of Astra and Zeneca was accounted for as a ‘merger of equals’ (pooling-of-interests). Under US GAAP the merger was accounted for as the acquisition of Astra by Zeneca using ‘purchase accounting’. Under purchase accounting, the cost of the investment is calculated at the market value of the shares issued together with other incidental costs and the assets and liabilities of the acquired entity are recorded at fair value. As a result of the fair value exercise, increases in the values of Astra’s tangible fixed assets and inventory were recognised and values attributed to their in-process research and development, existing products and assembled workforce, together with appropriate deferred taxation effects. The difference between the cost of investment and the fair value of the assets and liabilities of Astra was recorded as goodwill. The amount allocated to in-process research and development was, as required by US GAAP, expensed immediately in the first reporting period after the business combination. Fair value adjustments to the recorded amount of inventory were expensed in the period the inventory was utilised. Additional amortisation and depreciation have also been recorded in respect of the fair value adjustments to tangible and intangible assets and the resulting goodwill.

In the consolidated Financial Statements prepared under UK GAAP, goodwill arising on acquisitions made prior to 1 January 1998 accounted for under the purchase method has been eliminated against shareholders’ equity. Under the requirements of UK

Financial Reporting Standard 10 ‘Goodwill and Intangible Assets’, goodwill on acquisitions made after 1 January 1998 is capitalised and amortised over its estimated useful life which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of a previously acquired business, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the profit or loss on disposal or termination. Up until 1 January 2002, under US GAAP, goodwill was required to be capitalised and amortised. Now, instead of being amortised, goodwill is tested annually for impairment. Amortisation charged under UK GAAP is added back in the reconciliation of net income. The intangible recognised as assembled workforce has been reclassified as goodwill.

Identifiable intangible assets, which principally include patents, ‘know-how’ and product registrations, are amortised over their estimated useful lives which vary between five years and 20 years with a weighted average life of approximately 13 years.

At 31 December 2003 and 2002, shareholders’ equity includes capitalised goodwill of $15,306m and $13,647m respectively (net of amortisation and impairment of $2,596m and $2,314m) and capitalised identifiable intangible assets of $9,536m and $9,526m respectively (net of amortisation and impairment of $6,739m and $4,807m). Goodwill on businesses disposed of is charged to the gain or loss on disposal.

On disposal of a business, the gain or loss under US GAAP may differ from that under UK GAAP due principally to goodwill capitalised and amortised, together with the appropriate share of other differences between UK and US accounting principles recognised previously.

Capitalisation of interest
AstraZeneca does not capitalise interest in its UK GAAP Financial Statements. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Dividends
Under UK GAAP, Ordinary Share dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board.

Deferred taxation
Deferred taxation is provided on a full liability basis under US GAAP, which permits deferred tax assets to be recognised if their realisation is considered to be more likely than not. Under current UK GAAP, full provision is also made although there are a number of different bases on which this calculation is made, for example rolled over capital gains.

Pension and post-retirement benefits
There are four main differences between current UK GAAP and US GAAP in accounting for pension costs:

(i)	US GAAP requires measurements of plan assets and obligations to be made as at the date of the financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation;

(ii)	US GAAP mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension costs reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions taken as a whole should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised;

Back to Contents

114	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

(iii)	under US GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, AstraZeneca’s policy is not to recognise pension credits in its Financial Statements unless a refund of, or reduction in, contributions is likely; and
(iv)	under US GAAP, a minimum pension liability is recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefits obligation. Under UK GAAP, there is no such requirement.

Restructuring costs
Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. US GAAP requires a number of specific criteria to be met before such costs can be recognised as an expense. Among these are the requirements that costs associated with exit or disposal activities are recognised when the costs are incurred rather than at the date of commitment to an exit or disposal plan. To the extent that restructuring costs are related to the activities of the acquired company, US GAAP allows them to be recognised as a liability upon acquisition.

Software costs
Under UK GAAP, AstraZeneca capitalises certain defined software costs and amortises these over five years. Under US GAAP, software costs are generally capitalised and amortised over three to five years.

Foreign exchange
Under UK GAAP, unrealised gains and losses on foreign currency transactions to hedge anticipated, but not firmly committed, foreign currency transactions may be deferred and accounted for at the same time as the anticipated transactions. Under US GAAP, such deferral is not permitted except in certain defined circumstances.

Derivative instruments and hedging activities
Under US GAAP, all derivative instruments should be recognised as assets or liabilities in the balance sheet at fair value. Gains and losses are recognised in net income unless they are regarded as hedges. Under UK GAAP, these instruments are measured at cost and gains or losses deferred until the underlying transactions occur.

Deferred income
Under UK GAAP, profits or losses from the sale of product related intangible assets are generally taken to other operating income at disposal and are stated after taking account of product disposal costs and costs of minor outstanding obligations. Under US GAAP, such profits are deferred and recognised in the income statement in subsequent periods until all disposal obligations and commitments have been completed.

Current assets and liabilities
In the Group’s Financial Statements prepared under UK GAAP, no cost is accrued for the share options awarded to employees under the AstraZeneca Share Option Plan and the AstraZeneca Savings-Related Share Option Plan as the exercise price is equivalent to the market value at the date of grant. Under US GAAP, the cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period (until measurement date). Under the requirements of APB Opinion No. 25 any compensation cost would be amortised over the period from the date the options are granted to the date they are first exercisable. Under US GAAP, in the net income reconciliation, the Group has adjusted for stock compensation costs calculated under APB Opinion No. 25.

Statement of cash flows: Basis of preparation
AstraZeneca’s statement of Group cash flow is prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) (‘FRS 1’), whose objective and principles are similar to those set out in SFAS 95, ‘Statement of Cash Flows’. The principal differences between the standards relate to classification. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends received from joint ventures and associates; (c) returns on investments and servicing of finance;

(d)	tax paid; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) dividends paid to shareholders;
(h)	management of liquid resources; and
(i)	financing. SFAS 95 requires only three categories of cash flow activity being
(a)	operating; (b) investing; and (c) financing.

Cash flows from taxation, returns on investments and servicing of finance and dividends received from joint ventures and associates under FRS 1 would be included as operating activities under SFAS 95; capital expenditure and financial investment and acquisitions and disposals would be included as investing activities; and distributions would be included as a financing activity under SFAS 95. Under FRS 1 cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand; and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS 95 cash equivalents, comprising short term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash; short term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

New accounting standards
SFAS 143 ‘Accounting for Asset Retirement Obligation’ addresses the accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It is effective for accounting periods beginning on or after 15 June 2002. The adoption of SFAS 143 did not have a material effect on the results or net assets of AstraZeneca.

SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, issued on 30 July 2002, requires costs associated with exit or disposal activities to be recognised when the costs are incurred rather than at the date of commitment to an exit or disposal plan. The provisions are effective for disposals initiated after 31 December 2002 and restatement of prior periods is not required. The adoption of SFAS 146 did not have a material effect on the results or net assets of AstraZeneca and there was no impact on prior periods.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	115

New accounting standards (continued)

SFAS No. 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure –an Amendment of FASB Statement No. 123’ permits two additional transition methods for entities that change from the intrinsic method to the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures (including the ramp-up effect of adopting fair value based accounting for stock-based employee compensation on reported results) and that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002. AstraZeneca has not adopted the fair value based method of accounting for stock-based employee compensation and, therefore, is not subject to the transition provisions of SFAS No. 148.

SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ that was issued on 30 April 2003, amends and clarifies accounting for certain derivative instruments (particularly contracts with certain embedded derivative instruments) and hedging activities under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’. Except where its provisions clarify SFAS No. 133 implementation issues previously effective, the standard applies prospectively for contracts entered into, and hedging activities designated after, 30 June 2003. The adoption of SFAS No. 149 did not have a material effect on the results or net assets of AstraZeneca.

FIN No. 46R ‘Consolidation of Variable Interest Entities’ is intended to address perceived weaknesses in accounting for special purpose or off-balance sheet entities and provides guidance on identifying the party with a controlling financial interest resulting from arrangements or financial interests as opposed to voting rights. If a party has a controlling financial interest in a variable interest entity (‘VIE’) then the assets, liabilities and results of the VIE should be included in the consolidated financial statements of the party. FIN46R applied to all VIEs or potential VIEs referred to as special purpose entities for periods ending on or after 15 December 2003. Adoption for all other entities is required for periods ending on or after 15 March 2004. FIN46R has not, and is not expected to have, a material effect on the results or net assets of AstraZeneca.

SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits’ was issued on 23 December 2003 and is effective, subject to certain exemptions, for fiscal years ending on or after 15 December 2003. AstraZeneca has complied with the new requirements in this Annual Report and Form 20-F Information.

Back to Contents

116	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Net income
As a result of the significant difference between the UK GAAP and US GAAP treatment of the combination of Astra and Zeneca in the year of acquisition, and in the results of preceding periods, condensed statements of operations and cash flow under US GAAP have been prepared for the benefit of US investors.

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP.

	2003	2002	2001
	$m	$m	$m

Net income, as shown in the consolidated statements of income before exceptional items	3,036	3,186	3,044

Exceptional items after tax	–	(350)	(138)

Net income for the period under UK GAAP	3,036	2,836	2,906

Adjustments to conform to US GAAP Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Amortisation and other acquisition adjustments	(952)	(864)	(1,514)

Others	59	55	–

Capitalisation, less disposals and amortisation of interest	17	46	57

Deferred taxation
On fair values of Astra	266	239	249

Others	(91)	(99)	(198)

Pension and other post-retirement benefits expense	(43)	(46)	(29)

Software costs	(18)	(46)	(10)

Restructuring costs	–	–	(22)

Share based compensation	(12)	33	(7)

Fair value of derivative financial instruments	10	93	18

Deferred income recognition	14	61	(75)

Unrealised losses on foreign exchange and others	(18)	(1)	(10)

Net income before cumulative effect of change in accounting policy	2,268	2,307	1,365

Cumulative effect of change in accounting policy, net of tax, on adoption of SFAS No. 133	–	–	32

Net income in accordance with US GAAP	2,268	2,307	1,397

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	117

Differences between UK and US accounting principles (continued)

US GAAP Condensed Consolidated Statement of Operations

	2003	2002	2001
For the years ended 31 December	$m	$m	$m

Sales	18,849	17,841	16,222

Cost of sales	(4,469)	(4,520)	(4,198)

Distribution costs	(162)	(141)	(122)

Research and development	(3,451)	(3,069)	(2,687)

Selling, general and administrative expenses	(6,941)	(6,165)	(5,219)

Acquisition related costs	–	–	(224)

Amortisation of intangibles and goodwill	(881)	(1,052)	(1,769)

Other income	225	308	283

Operating income	3,170	3,202	2,286

Net interest income	63	140	188

Income from continuing operations before taxation	3,233	3,342	2,474

Taxes on income from continuing operations	(965)	(1,035)	(1,109)

Net income from continuing operations	2,268	2,307	1,365

Net income before cumulative effect of change in accounting policy	2,268	2,307	1,365

Cumulative effect of change in accounting policy on adoption of SFAS No. 133	–	–	32

Net income for the year	2,268	2,307	1,397

Weighted average number of $0.25 Ordinary Shares in issue (millions)	1,709	1,733	1,758

Dilutive impact of share options outstanding (millions)	3	2	3

Diluted weighted average number of $0.25 Ordinary Shares in accordance with US GAAP (millions)	1,712	1,735	1,761

Net income per $0.25 Ordinary Share and ADS before change in accounting policy in accordance with US GAAP – basic and diluted	$1.33	$1.33	$0.77

Net income per $0.25 Ordinary Share and ADS after change in accounting policy in accordance with US GAAP – basic and diluted	$1.33	$1.33	$0.79

US GAAP Statement of Comprehensive Income
	2003	2002	2001
For the years ended 31 December	$m	$m	$m

Net income for the year	2,268	2,307	1,397

Exchange gains/(losses) net of tax	3,635	2,919	(1,473)

Other movements, net of tax	(100)	(73)	–

Total Comprehensive Income	5,803	5,153	(76)

Other movements in 2003 include the recognition of a minimum liability under SFAS No. 87 ‘Employers’ Accounting for Pensions’ of $177m. Tax effects on exchange gains/(losses) were $(297)m and on other movements $67m.

The cumulative exchange gains and losses (net of tax) on the translation of foreign currency financial statements under US GAAP are set out in the following note:

	2003	2002	2001
For the years ended 31 December	$m	$m	$m

Balance at 1 January	(1,399)	(4,318)	(2,845)

Movement in year	3,635	2,919	(1,473)

Balance at 31 December	2,236	(1,399)	(4,318)

The cumulative other movements (net of tax) at 31 December 2003 was a charge of $154m (2002 $73m, 2001 $nil).

Back to Contents

118	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Stock compensation

In the Group’s Financial Statements prepared under UK GAAP, no cost is accrued for the share options awarded to employees under the AstraZeneca Share Option Plan, and the AstraZeneca Savings-Related Share Option Plan as the exercise price is equivalent to the market value at the date of grant. Under US GAAP the cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period (until measurement date). Under the requirements of APB Opinion No. 25 any compensation cost would be amortised over the period from the date the options are granted to the date they are first exercisable. Under US GAAP in the net income reconciliation, the Group has adjusted for stock compensation costs as calculated under APB Opinion No. 25. SFAS No.123 ‘Accounting for Stock-Based Compensation’ sets out an alternative methodology for recognising the compensation cost based on the fair value at grant date. Had the Group adopted this methodology, the incremental effect on net income under US GAAP is shown below:

	2003	2002	2001
	$m	$m	$m

Net income under US GAAP as reported	2,268	2,307	1,397

Compensation cost under APB No. 25	12	(33)	7

Compensation cost under SFAS No. 123	(154)	(122)	(83)

Pro forma net income	2,126	2,152	1,321

Pro forma net income per $0.25 Ordinary Share and ADS in accordance with US GAAP (basic and diluted): As reported	$1.33	$1.33	$0.79

Pro forma	$1.24	$1.24	$0.75

The fair value of options granted is estimated, based on the stock price at the grant date, using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Dividend yield	2.0%	1.6%	1.5%

Expected volatility	25.0%	30.0%	20.0%

Risk-free interest rate	4.3%	5.2%	4.2%

Expected lives: AstraZeneca Share Option Plan	6.0 years	6.0 years	6.0 years

Expected lives: SAYE Plan	4.3 years	4.3 years	4.3 years

In the initial phase-in period, the effects of applying SFAS No.123 for disclosing compensation cost may not be representative of the effects on pro forma net income and earnings per share for future years.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	119

Differences between UK and US accounting principles (continued)

Pension and post-retirement benefits
For the purposes of US GAAP, the pension costs of the major UK retirement plan and of the retirement plans of the major non-UK subsidiaries have been restated in the following tables in accordance with the requirements of SFAS 132. These plans comprise a substantial portion of the actuarial liabilities of all AstraZeneca retirement plans. The changes in projected benefit obligations, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS 132 are as follows:

				Other
		Pension	post-retirement
		benefits		benefits

Change in projected benefit obligation	2003	2002	2003	2002
	$m	$m	$m	$m

Benefit obligation at beginning of year	5,026	4,337	210	205

Service cost	123	114	9	8

Interest cost	290	263	14	14

Participant contributions	22	18	1	–

Actuarial loss	508	80	24	23

Special termination benefits	–	12	–	–

Settlement and curtailment	4	–	–	(24)

Benefits paid	(226)	(206)	(19)	(19)

Exchange	495	408	3	3

Benefit obligation at end of year	6,242	5,026	242	210

				Other
		Pension	post-retirement
		benefits		benefits

Change in plan assets	2003	2002	2003	2002
	$m	$m	$m	$m

Fair value at beginning of year	4,038	3,753	133	–

Actual return on plan assets	551	(142)	35	(16)

Group contribution	383	284	43	161

Participant contributions	22	18	1	–

Settlement and curtailment	–	–	–	–

Benefits paid	(226)	(206)	(17)	(12)

Exchange	406	331	–	–

Fair value of plan assets at end of year	5,174	4,038	195	133

Funded status of plans	(1,068)	(988)	(47)	(77)

Unrecognised net loss	1,220	938	65	–

Prior service cost not recognised	35	29	(9)	–

Unrecognised net obligation on implementation	–	3	–	–

	187	(18)	9	(77)

Adjustments to recognise minimum liability:
Intangible assets	(39)	(45)	–	–

Accumulated other comprehensive income	(221)	(45)	–	–

Accrued benefit asset/(liability)	(73)	(108)	9	(77)

At 31 December 2003, the projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the pension plans above with accumulated benefit obligations in excess of plan assets were $5,287m, $4,524m and $4,249m, (2002 $4,249m, $3,557m and $3,296m) respectively. The total accumulated benefit obligations for the pension plans was $5,318m (2002 $4,214m). The measurement date for the plan assets and benefit obligations set out above was 31 December 2003. Contributions to the plans in 2004 are estimated to be $111m.

Back to Contents

120	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used for calculation of year end benefit obligations and forecast benefit cost in the main retirement plans and other benefit obligations for SFAS 132 purposes were as follows:
		Pension benefits		Other post-retirement benefits

	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%

Discount rate	5.5	5.8	6.0	5.9	6.6	7.1

Long term rate of increase in remuneration	4.0	4.1	4.4	5.0	4.8	n/a

Expected long term return on assets	6.6	6.4	6.5	7.8	7.8	n/a

The Group has assumed a long term rate of increase in healthcare costs of 10%, reducing to 5%

		Pension benefits		Other post-retirement benefits

	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m

Net periodic cost
Service cost – present value of benefits
accruing during the year	123	114	102	9	8	7

Interest cost on projected benefit obligations	290	263	243	14	14	14

Expected return on assets	(280)	(263)	(242)	(14)	–	–

Net amortisation and deferral	34	28	39	2	(1)	(2)

Net periodic cost for the year	167	142	142	11	21	19

It is estimated that a one percentage point change in the weighted average healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at 31 December 2003:
	One percentage point

	Increase	Decrease
	$m	$m

Accumulated benefit obligation	13	(11)

Net periodic cost	2	(2)

The weighted average allocation of pension and other post-retirement plan assets was as follows:
	2003	2002
	%	%

Equities	49.2	40.6

Bonds	48.8	56.5

Other	2.0	2.9

The benefits expected to be paid in the future are as follows:

$m

2004	267

2005	275

2006	284

2007	293

2008	302

2009 – 2013	1,695

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	121

Differences between UK and US accounting principles (continued)

Taxation

	2003	2002	2001
Years ended 31 December	$m	$m	$m

Taxes on income from continuing operations
UK taxation
Corporation tax	138	165	147

Double taxation relief	(23)	(7)	(4)

Deferred taxation	88	40	10

Overseas taxation
Overseas taxes	878	921	831

Adjustments in respect of prior periods	35	(51)	30

Deferred taxation	(151)	(33)	95

Share of taxation of joint ventures and associates	–	–	–

Taxes on income from continuing operations	965	1,035	1,109

The table below reconciles the UK statutory tax charge to the Group’s actual charge on income from continuing operations.

	2003	2002	2001
Years ended 31 December	$m	$m	$m

Income on continuing operations	3,233	3,342	2,506

Taxation charge at UK corporation tax rate of 30% for 2003 (30% for 2002, 30% for 2001)	970	1,002	751

Differences in effective overseas tax rates	(41)	6	48

Items not deductible for tax purposes	89	83	352

Items not chargeable for tax purposes	(88)	(110)	(76)

Adjustments in respect of prior periods	35	(51)	30

Exceptional items	–	105	4

Tax on income from continuing operations	965	1,035	1,109

In 2003, claims amounting to $95m (2002 $43m) for tax relief arising as a result of a restructuring of the AMI joint venture in 1998 were made. Under US GAAP, these reliefs are adjusted against the goodwill arising on the restructuring and included in other adjustments.

Back to Contents

122	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Shareholders’ equity	2003	2002
	$m	$m

Total shareholders’ equity under UK GAAP	13,178	11,172

Adjustments to conform to US GAAP Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Goodwill	14,311	12,692

Tangible and intangible fixed assets	7,661	7,707

Others	145	86

Capitalisation, less disposals and amortisation of interest	255	238

Deferred taxation
On fair value of Astra	(2,313)	(2,305)

Others	(207)	(159)

Dividend	914	808

Pension and other post-retirement benefits expense	(534)	(295)

Software costs capitalised	46	64

Fair value of derivative financial instruments	109	99

Deferred income recognition	–	(14)

Others	89	90

Shareholders’ equity in accordance with US GAAP	33,654	30,183

Acquired intangible assets
Details of the carrying amounts of intangible fixed assets and past and projected amortisation expenses are set out below.

		2003		2002

	Gross carrying amount $m	Accumulated amortisation $m	Gross carrying amount $m	Accumulated amortisation $m

Product rights	13,733	(5,274)	12,058	(3,672)

Marketing and distribution rights	1,659	(831)	1,513	(600)

Software	462	(305)	354	(241)

Others	421	(329)	408	(294)

Total	16,275	(6,739)	14,333	(4,807)

Aggregate amortisation expense

$m

For year ended 31 December 2003	1,245

For year ended 31 December 2002	1,154

For year ended 31 December 2001	1,135

Estimated amortisation expense

$m

For year ended 31 December 2004	1,228

For year ended 31 December 2005	1,228

For year ended 31 December 2006	1,216

For year ended 31 December 2007	1,128

For year ended 31 December 2008	1,128

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information for US Investors	123

Differences between UK and US accounting principles (continued)

The weighted average amortisation period in respect of each class of intangible asset is as follows:

Product rights	13 years
Marketing and distribution rights	16 years
Software	4 years
Other	8 years

Goodwill

The changes in the carrying amount of goodwill for the two years ended 31 December 2003 were as follows:

$m

Balance as at 1 January 2002	11,943

Acquired	62

Reclassification of assembled workforce (on adoption of SFAS 141)	364

Exchange adjustments	1,278

Balance as at 1 January 2003	13,647

Acquired	1

Exchange adjustments	1,658

Balance as at 31 December 2003	15,306

Adoption of SFAS 142 in 2002 resulted in the cessation of amortisation of goodwill. Had goodwill not been amortised in 2001, net income would have increased from $1,397m to $2,125m with a corresponding increase in basic and diluted earnings per share from $0.77 to $1.21.

US GAAP Condensed Consolidated Statement of Cash Flows

	2003	2002	2001
For the years ended 31 December	$m	$m	$m

Cash flows from operating activities	3,416	4,833	3,126

Cash flows from investing activities
Movement in short term investments and fixed deposits	771	(806)	260

New fixed asset investments	(120)	(1)	(5)

Disposal of fixed assets	38	66	44

Acquisitions and disposals	80	–	(44)

Capital expenditure	(1,515)	(1,608)	(1,582)

Net cash outflows from investing activities	(746)	(2,349)	(1,327)

Net cash flow before financing	2,670	2,484	1,799

Cash flows from financing activities
Equity dividends paid	(1,222)	(1,234)	(1,236)

Re-purchase of AstraZeneca PLC Ordinary Shares	(1,107)	(1,154)	(994)

Net (decrease)/increase in short term borrowings	–	(13)	7

Loans (repaid)/new loans	(345)	(105)	28

Net cash outflows from financing activities	(2,674)	(2,506)	(2,195)

Decrease in cash	(4)	(22)	(396)

Cash:
At 1 January	524	510	908

Decrease in cash	(4)	(22)	(396)

Exchange movements	61	36	(2)

At 31 December	581	524	510

Interest paid was $32m in 2003, $96m in 2002 and $84m in 2001. Interest received was $117m in 2003, $142m in 2002 and $232m in 2001. Tax paid was $886m in 2003, $795m in 2002 and $792m in 2001.

Back to Contents

124	AstraZeneca Annual Report and Form 20-F Information 2003	Group Financial Record – UK GAAP

Group Financial Record – UK GAAP

For the years ended 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Turnover and profits
Group turnover	18,257	17,882	16,222	17,841	18,849

Cost of sales	(5,849)	(5,270)	(4,232)	(4,520)	(4,469)

Distribution costs	(343)	(286)	(122)	(141)	(162)

Research and development	(2,923)	(2,893)	(2,773)	(3,069)	(3,451)

Selling, general and administrative expenses	(6,585)	(5,691)	(5,509)	(6,348)	(6,856)

Other income	189	266	368	243	200

Group operating profit	2,746	4,008	3,954	4,006	4,111

Group operating profit before exceptional items	3,908	4,330	4,156	4,356	4,111

Exceptional items charged to operating profit	(1,162)	(322)	(202)	(350)	–

Share of operating profit of joint ventures and associates	(7)	(149)	–	–	–

Exceptional items	(776)	(150)	–	–	–

Profits on sale of fixed assets	–	–	10	–	–

Dividend income	–	3	8	1	2

Net interest	(4)	135	105	30	89

Profit on ordinary activities before taxation	1,959	3,847	4,077	4,037	4,202

Taxation	(661)	(1,560)	(1,160)	(1,177)	(1,143)

Profit on ordinary activities after taxation	1,298	2,287	2,917	2,860	3,059

Attributable to minorities	(1)	(10)	(11)	(24)	(23)

Net profit for the financial year	1,297	2,277	2,906	2,836	3,036

Return on sales
Group operating profit before exceptional items as a percentage of sales	21.4%	24.2%	25.6%	24.4%	21.8%

Ratio of earnings to fixed charges (UK GAAP)	10.1	25.2	42.8	45.6	103.5

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Group Financial Report – UK GAAP	125

At 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Balance sheet
Fixed assets (tangible and intangible) and goodwill	9,717	7,908	8,109	9,404	10,420

Fixed asset investments	185	11	23	46	220

Current assets	10,393	10,938	10,364	12,126	12,933

Total assets	20,295	18,857	18,496	21,576	23,573

Creditors due within one year	(7,019)	(6,897)	(6,480)	(8,215)	(7,695)

Total assets less current liabilities	13,276	11,960	12,016	13,361	15,878

Creditors due after more than one year	(1,202)	(927)	(787)	(362)	(355)

Provisions for liabilities and charges	(1,765)	(1,617)	(1,600)	(1,773)	(2,266)

Minority equity interests	46	27	43	54	79

Shareholders’ funds – equity interests	10,263	9,389	9,586	11,172	13,178

Shareholders’ funds and minority interests	10,309	9,416	9,629	11,226	13,257

For the years ended 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Cash flow
Net cash inflow from operating activities	3,113	4,183	3,762	5,593	4,226

Dividends received from joint ventures and associates	3	–	–	–	–

Returns on investments and servicing of finance	29	19	156	35	76

Tax paid	(1,020)	(648)	(792)	(795)	(886)

Capital expenditure and financial investment	(2,731)	(1,426)	(1,543)	(1,543)	(1,597)

Acquisitions and disposals	1,978	740	(44)	–	80

Equity dividends paid to shareholders	(1,216)	(1,220)	(1,236)	(1,234)	(1,222)

Net cash inflow before management of liquid resources and financing	156	1,648	303	2,056	677

Back to Contents

126	AstraZeneca Annual Report and Form 20-F Information 2003	Group Financial Record – US GAAP

Group Financial Record – US GAAP

Group Financial Record – US GAAP
The selected financial data set out below for each of the years in the five year period ended 31 December 2003, has been extracted or derived from audited Financial Statements.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements of AstraZeneca and the notes thereto, which are included elsewhere in this document.

Consolidated income statement data
For the years ended 31 December	1999	2000	2001	2002	2003

Net income/(loss) from operations ($m)	(3,539)	865	1,397	2,307	2,268

Net income/(loss) from operations per Ordinary Share	($2.26)	$0.49	$0.79	$1.33	$1.33

Diluted income/(loss) from operations per Ordinary Share	($2.26)	$0.49	$0.79	$1.33	$1.33

Net income/(loss) from operations had SFAS No. 142 been adopted	(2,833)	1,716	2,125

Net and diluted income/(loss) per Ordinary Share
from operations had SFAS No. 142 been adopted	($1.81)	$0.97	$1.21

Ratio of earnings to fixed charges
For the Group with estimated material
adjustments to accord with US GAAP	(19.3)	15.5	25.0	36.7	78.9

Consolidated balance sheet data
At 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Total assets	46,640	41,500	38,081	42,578	45,378

Shareholders’ equity	33,735	29,707	27,402	30,183	33,654

Merger accounting
For the purpose of US GAAP, the merger has been regarded as a purchase accounting acquisition of Astra by Zeneca.

Ratio of earnings to fixed charges (UK and US GAAP)
For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalised interest). Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor. The comparative figures have been restated from those previously disclosed to reflect the reclassification of the operations of Specialties and Agrochemicals as discontinued.

Back to Contents

	AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information	127

Shareholder Information

AstraZeneca	1999*	2000	2001	2002	2003

Ordinary Shares in issue – millions
At year end	1,775	1,766	1,745	1,719	1,693

Weighted average for year	1,776	1,768	1,758	1,733	1,709

Stock market price – per $0.25 Ordinary Share
Highest (pence)	2946	3600	3555	3625	2868

Lowest (pence)	2208	1926	2880	1799	1820

At year end (pence)	2568	3375	3098	2220	2680

Earnings per $0.25 Ordinary Share before exceptional items	$1.63	$1.62	$1.73	$1.84	$1.78

Earnings per $0.25 Ordinary Share (basic)	$0.73	$1.30	$1.65	$1.64	$1.78

Earnings per $0.25 Ordinary Share (diluted)	$0.73	$1.30	$1.65	$1.64	$1.78

Dividends	$0.70	$0.70†	$0.70	$0.70	$0.795

* For the period 1 January 1999 to 31 December 1999 (except for stock market prices which are for the period from 6 April 1999 to 31 December 1999)
† In addition, shareholders received a distribution of shares in Syngenta AG as a dividend in specie in respect of the demerger of Zeneca Agrochemicals

Zeneca	1999*

Ordinary Shares in issue – millions
At period end	953

Weighted average for period	951

Stock market price – per 25 pence Ordinary Share
Highest (pence)	3037

Lowest (pence)	2406

At period end (pence)	3037

* For the period from 1 January 1999 to 6 April 1999

Astra	1999*

Ordinary Shares in issue – millions
At period end	1,643

Weighted average for period	1,643

Stock market price – per Astra A Share
Highest (SEK)	190

Lowest (SEK)	154

At period end (SEK)	190

Stock market price – per Astra B Share
Highest (SEK)	190

Lowest (SEK)	154

At period end (SEK)	190

* For the period from 1 January 1999 to 6 April 1999

Percentage analysis at 31 December 2003 of issued share capital

By size of account	2003
No. of shares	%

1 – 250	0.6

251 – 500	0.8

501 – 1,000	1.1

1,001 – 5,000	1.6

5,001 – 10,000	0.3

10,001 – 50,000	1.3

50,001 – 1,000,000	12.5

over 1,000,000†	81.8

Issued share capital	100.0

† Includes VPC and ADR holdings

At 31 December 2003, AstraZeneca PLC had 169,971 registered holders of 1,692,694,946 Ordinary Shares of $0.25 each. In addition, there were approximately 41,000 holders of American Depositary Receipts (ADRs) representing 7.53% of the issued share capital and 161,000 holders of shares held under the VPC Services Agreement representing 22.13% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

Back to Contents

128	AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information

Shareholder Information continued

AstraZeneca PLC
Since April 1999, following the AstraZeneca merger, the principal markets for trading in the shares of AstraZeneca PLC are the London, Stockholm and New York Stock Exchanges. The table below sets forth, for the four quarters of 2002 and for the first two quarters and last six months of 2003 the reported high and low share prices of AstraZeneca PLC, on the following bases:

>	for shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List;

>	for shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List;

>	for American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

							AstraZeneca
			Ordinary LSE		ADS		Ordinary SSE*

		High	Low	High	Low	High	Low
		(pence)	(pence)	(US$)	(US$)	(SEK)	(SEK)

2002	– Quarter 1	3625	3051	52.00	43.72	541	455.5

	– Quarter 2	3574	2634	52.04	39.12	536	366

	– Quarter 3	2680	1799	41.30	28.00	392	255

	– Quarter 4	2540	1947	40.48	30.16	365	279

2003	– Quarter 1	2268	1820	35.75	29.98	311.5	245

	– Quarter 2	2696	2185	45.67	34.35	355	288

	– July	2565	2370	42.56	38.80	347	316.5

	– August	2603	2387	42.45	38.45	350	312

	– September	2695	2485	43.76	39.75	355.5	328

	– October	2868	2577	49.47	44.10	382	331.5

	– November	2845	2639	48.07	45.35	377	343

	– December	2696	2551	48.45	45.10	354	328

*Principally held in bearer form

During 2003 AstraZeneca’s share re-purchase programme which was introduced in 1999 continued with the re-purchase and subsequent cancellation of 27.2 million shares at a total cost of $1,154m, representing 1.6 per cent of the total issued share capital of the Company. The average price paid per share in 2003 was 2535 pence. Between 1999 and 2002 a total of 65.6 million Ordinary Shares were re-purchased, and subsequently cancelled, at an average price of 2856 pence per share for a consideration, including expenses, of $2,805m. The excess of the consideration over the nominal value was charged against the profit and loss account reserve. Shares issued in respect of share schemes totalled 1.2 million.

In 1999 in connection with the merger, AstraZeneca’s share capital was redenominated into US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result thereof credited to a special reserve which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up at par newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued £50,000 Redeemable Preference Shares for cash at par. The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is also capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

A total of 826 million AstraZeneca shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. AstraZeneca received acceptances from Astra shareholders representing 99.6 per cent of Astra’s shares and the remaining 0.4 per cent was acquired in 2000 for cash.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information	129

Major shareholdings
On 28 January 2004 the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of Sections 198-208 of the Companies Act 1985:
		Date of		Percentage
		disclosure		of issued
Shareholder	Number of shares	to Company	*	share capital

The Capital Group Companies, Inc.	254,143,676	23 Jan 2004		15.01%

Investor AB	91,545,308	16 Apr 1999		5.41%

Putnam Investment Management, LLC
and The Putnam Advisory Company, LLC	52,643,485	8 Feb 2002		3.11%

Legal & General Investment Management Limited	52,518,020	13 Jun 2002		3.10%

No other person held a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share capital of the Company, appearing in the register of interests in shares maintained under the provisions of Section 211 of the Companies Act 1985.

* Since the date of disclosure to the Company, the interest of any person listed above in the Ordinary Shares of the Company may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a re-purchase of shares under the Company’s share re-purchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

Significant changes in the percentage ownership held by major shareholders during the past three years are set out below. Major shareholders do not have different voting rights.

			Percentage of issued share capital

Shareholder	28 Jan 2004	29 Jan 2003	17 Feb 2002	9 Feb 2001

The Capital Group Companies, Inc.	15.01%	11.92%	11.09%	10.02%

Investor AB	5.41%	5.33%	5.25%	5.18%

Putnam Investment Management, LLC
and The Putnam Advisory Company, LLC	3.11%	3.06%	3.02%	<3.00%

Legal & General Investment Management Limited	3.10%	3.06%	<3.00%	<3.00%

AstraZeneca PLC American Depositary Shares (each representing one Ordinary Share) evidenced by American Depositary Receipts issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. As of 28 January 2004, the proportion of Ordinary Shares represented by American Depositary Shares was 7.55% of the Ordinary Shares outstanding.

Number of registered holders of Ordinary Shares as of 28 January 2004:
– In the US	849
– Total	169,520

Number of record holders of American Depositary Receipts as of 28 January 2004:
– In the US	3,045
– Total	3,077

So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more corporations or by any government.

As of 28 January 2004, the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:

Title of class	Amount owned	Percent of class
	($0.25 shares)

Ordinary Shares	454,319	0.03%

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

Back to Contents

130	AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information

Shareholder Information continued

Related party transactions
During the period 1 January 2004 to 28 January 2004, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions. (See also Note 33 Statutory and other information).

Options to purchase securities from registrant or subsidiaries
(a)	As of 28 January 2004, options outstanding to subscribe for Ordinary Shares of $0.25 of the Company were:

Number of shares	Subscription price	Normal expiry date

47,628,173	748p–3487p	2004–2013

The weighted average subscription price of options outstanding at 28 January 2004 was 2763p. All options were granted under Company employee schemes.

(b)	Included in paragraph (a) are options granted to Directors and Officers of AstraZeneca as follows:

Number of shares	Subscription price	Normal expiry date

1,943,103	891p–3487p	2005–2013

(c)	Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings as at 31 December 2003 are shown in the Directors’ Remuneration Report.

During the period 1 January 2004 to 28 January 2004, no Director exercised any options.

Dividend payments
The record date for the second interim dividend for 2003 payable on 6 April 2004 (in the UK, the US and Sweden) is 20 February 2004. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 18 February 2004 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. From 2004, dividends will normally be paid as follows:

First interim: Announced end of July and paid in September
Second interim: Announced end of January and paid in March

The record date for the first interim dividend for 2004 payable on 20 September 2004 (in the UK, the US and Sweden) is 13 August 2004.

Shareview
AstraZeneca’s shareholders with internet access may visit www.shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

ShareGift
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One of the advantages of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, www.sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from the Inland Revenue whose website address is www.inlandrevenue.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

The Unclaimed Assets Register
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR) which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee.The UAR donates part of the search fee to charity. The UAR can be contacted at Leconfield House, Curzon Street, London W1J 5JA and at www.uar.co.uk.

Results
Unaudited trading results of AstraZeneca in respect of the first three months of 2004 will be published on 29 April 2004 and results in respect of the first six months of 2004 will be published on 22 July 2004.

Documents on display
The Memorandum and Articles of Association of the Company and other documents concerning the Company which are referred to in this document may be inspected at the Company’s registered office at 15 Stanhope Gate, London W1K 1LN.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information	131

Taxation for US residents
The following summary of the material UK and certain US tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by US resident shareholders is based on current UK and US federal income tax law, including the new US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the “Convention”) and the prior US/UK double taxation convention relating to income and capital gains (the “Prior Convention”), and practice. This discussion is also based in part on representations of JPMorgan Chase Bank as Depositary for ADRs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

UK and US income taxes and tax treaties affecting remittance of dividends
Under the Prior Convention, US resident individuals who were the beneficial owners of dividends on Ordinary Shares, or ADRs representing Ordinary Shares, in UK corporations were generally entitled to a tax credit payment in respect of dividends equal to one-ninth (1/9th) of the dividend paid (the “Tax Credit Amount”). This tax credit payment was reduced by a UK withholding (the “UK withholding”) of up to 15% of the gross dividend paid. Therefore, a US holder would not actually receive any payment of this credit.

US resident corporate shareholders are generally treated in the same way as individuals provided that either alone, or together with associated corporations, they do not control directly or indirectly 10% or more of the voting shares of the Company and do not constitute investment or holding companies, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the US.

Under the Convention, US resident shareholders are no longer entitled to the Tax Credit Amount because the Convention does not provide for that entitlement. The Convention applies to dividend payments after 1 May 2003. However, if a US resident shareholder would have been entitled to greater benefits under the Prior Convention, the US resident shareholder may elect to continue to apply the Prior Convention until May 2004.

For US federal income tax purposes, the dividend paid and, if a US resident shareholder elects under the Prior Convention to claim a foreign tax credit with respect to the UK withholding, the associated Tax Credit Amount are includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, are foreign source income, treated separately, together with other items of ‘passive income’ (or, in the case of certain holders, ‘financial services income’). The UK withholding is treated as a foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholders in computing their taxable income) for a US resident shareholder who elects to include the associated Tax Credit Amount in income.

Under recently enacted US legislation, dividends received by US resident non-corporate holders of Ordinary Shares or ADRs may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. US resident shareholders should consult their own tax advisors regarding the applications of this new legislation to their particular circumstances.

Taxation on capital gains
Under the Convention each contracting state may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will recognise a capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADRs in the same manner as such holder would on the sale or exchange of any other shares held as capital assets. As a result, a US resident shareholder will generally recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and such holder’s adjusted basis in the Ordinary Shares or ADRs. The gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers and capital losses, the deductibility of which may be limited.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to the UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ADRs or Ordinary Shares have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ADRs or Ordinary Shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Back to Contents

132	AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information

Shareholder Information continued

Exchange controls and other limitations affecting security holders

(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.

(b)	There are no limitations under English law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or AstraZeneca PLC.

Exchange rates
For the periods up to April 1999, Astra accounted for and reported its results in Swedish kronor, whereas Zeneca accounted for and reported its results in sterling. Consistent with AstraZeneca’s decision to publish its Financial Statements in US dollars, the financial information in this document has been translated from kronor and sterling into US dollars at the following applicable exchange rates:

	SEK/USD	USD/GBP
Average rates (profit and loss account, cash flow)
1995	7.1100	1.5796

1996	6.7000	1.5525

1997	7.6225	1.6386

1998	7.9384	1.6603

1999	8.2189	1.6247

End of year spot rates (balance sheet)
1995	6.6500	1.5500

1996	6.8400	1.6900

1997	7.8500	1.6600

1998	8.0400	1.6600

1999	8.5130	1.6185

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/USD	USD/GBP
Average rates (profit and loss account, cash flow)
2001	10.3235	1.4447

2002	9.8558	1.4817

2003	8.3013	1.6233

End of year spot rates (balance sheet)
2001	10.5420	1.4501

2002	8.7700	1.6093

2003	7.1932	1.7815

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information	133

Definitions
In this Annual Report and Form 20-F Information the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing one underlying Ordinary Share

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the
ADRs are issued

Directors	The Directors of the Company

Company	AstraZeneca PLC

AstraZeneca, AstraZeneca Group
or the Group	The Company and its subsidiaries

Ordinary Shares	Ordinary Shares of $0.25 each in the capital
of the Company

LSE	London Stock Exchange Limited

NYSE	New York Stock Exchange, Inc.

SSE	Stockholm Stock Exchange

Sterling, £, GBP, pence or p	References to UK currency

SEK, kronor, krona	References to Swedish currency

UK	United Kingdom of Great Britain and Northern Ireland

US dollar, US$, USD or $	References to US currency

US	United States of America

FDA	Food and Drug Administration of the US

Figures in parentheses in tables and financial statements are used to represent negative numbers.

Except where otherwise indicated, figures included in this report relating to pharmaceutical product market sizes and market shares are obtained from syndicated industry sources, primarily IMS Health (IMS), a market research firm internationally recognised by the pharmaceutical industry. The 2003 market share figures included in this report are based primarily on data obtained from an online IMS database.

IMS data may differ from that compiled by the Group with respect to its own products. Of particular significance in this regard are the following: (1) AstraZeneca publishes its financial results on a financial year and quarterly interim basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the online IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the US is not adjusted for Medicaid and similar state rebates; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

References to prevalence of disease have been derived from a variety of sources and are not intended to be indicative of the current market or any potential market for AstraZeneca’s pharmaceutical products since, among other things, there may be no correlation between the prevalence of a disease and the number of individuals who are treated for such a disease.

Back to Contents

134	AstraZeneca Annual Report and Form 20-F Information 2003	Shareholder Information

Shareholder Information continued

Terms used in the Annual Report
and Form 20-F Information	US equivalent or brief description
Accruals	Accrued expenses

Allotted	Issued

Bank borrowings	Payable to banks

Called-up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Creditors	Liabilities/payables

Current instalments of loans	Long term debt due within one year

Debtors	Receivables and prepaid expenses

Earnings	Net income

Finance lease	Capital lease

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans	Long term debt

Prepayments	Prepaid expenses

Profit	Income

Profit and loss account	Income statement/consolidated statement of income

Reserves	Retained earnings

Short term investments	Redeemable securities and short term deposits

Share premium account	Premiums paid in excess of par value of Ordinary Shares

Statement of total recognised
gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales/revenues

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Risk Factors	135

Risk Factors

Risk of loss or expiration of patents, marketing exclusivity or trade marks
Scientific development and technological innovation is crucial if AstraZeneca is to deliver long term market success. In the pharmaceutical market, a drug, diagnostic or medical device is normally only subject to competition from alternative products, in the same therapy area, during the period of patent protection or other types of marketing exclusivity, but once patent protection or other types of marketing exclusivity has expired the product is generally open to competition from generic copy products. Products under patent protection or other types of marketing exclusivity usually generate significantly higher revenues than those not protected by patents or other types of marketing exclusivity. We believe that we have patent protection for many of our most important products.

For example, during 2003, sales in the US of Losec/Prilosec, Zestril and Nolvadex fell by $2.6bn following anticipated patent expiries or the end of marketing exclusivity.

Increasingly, manufacturers of generic pharmaceutical products whether based in developing countries, such as those in Asia, or elsewhere in the world seek to challenge our patents or other types of marketing exclusivity in order to allow access to the market for their own generic products.

For example, AstraZeneca was involved in litigation in the US and elsewhere during 2003 relating to omeprazole, the active ingredient in Losec/Prilosec, concerning the infringement of certain patents, including formulation patents, by generic manufacturers. Patent litigation relating to other of our products is described in Note 31 to the Financial Statements.

In addition to challenges to our patented products from manufacturers of generic pharmaceutical products, there is a risk that some countries, particularly those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or the extent to which such protection may be obtained, within their jurisdictions.

Trade mark protection for our products is also an important element of our overall product marketing programmes. Combined with patent protection or other types of marketing exclusivity, products protected by a valid trade mark usually generate significantly higher revenues than those not protected by a trade mark. We believe that we have trade mark protection for many of our most important products. However, trade mark protection may expire or be challenged by third parties.

Limitations on the availability of patent protection in developing countries or the expiration or loss of certain patents, marketing exclusivity or trade marks would have an adverse effect on pricing and sales with respect to these products and, consequently, could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

Impact of fluctuations in exchange rates
The results of AstraZeneca’s operations are accounted for in US dollars. Approximately 52% of our 2003 sales were in the Americas (comprised of the US, Canada and Latin America) with a significant proportion of that figure being in respect of US sales. The US is, and is expected to remain, our largest and potentially fastest growing major market. Sales in certain other countries are also in US dollars, or in currencies whose exchange rates are linked to the US dollar. Major components of our cost base are, however, located in Europe, where an aggregate of approximately 60% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may therefore have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Certain subsidiaries of AstraZeneca import and export goods and services in currencies other than their own functional currency, although we minimise this practice. The results of such subsidiaries could, therefore, be affected by currency fluctuations arising between the transaction dates and the settlement dates for those transactions. We hedge these exposures through financial instruments in the form of forward contracts and currency swaps. The notional principal amount of financial instruments used to hedge these exposures, principally forward foreign exchange contracts and purchased currency options, at 31 December 2003 was $89m. We have policies that seek to mitigate the effect of exchange rate fluctuations on the value of foreign currency cash flows and in turn their effects on the results of the various subsidiaries, but do not seek to remove all such risks. In general, a unilateral strengthening of the US dollar adversely affects our reported results whereas a weakening of the US dollar is generally favourable. We cannot ensure that exchange rate fluctuations will not have a material adverse effect on AstraZeneca’s financial condition and results of operations in the future.

Risk that R&D will not yield new products that achieve commercial success
As a result of the complexities and uncertainties associated with pharmaceutical research, it cannot be ensured that compounds currently under development will achieve success in laboratory, animal or clinical trials and ultimately be granted the regulatory approvals needed to market such products successfully. For example, in 2003, development of a number of our products was discontinued due to failure to meet our target profile: these included AZD1134, a serotonin antagonist for treating anxiety/depression; AZD3582 and AZD4717, both COX inhibiting nitric oxide donators for the treatment of acute/chronic nociceptive pain; AZD5106 for the treatment of overactive bladder; and AZD0275 and AZD7140 both for the treatment of rheumatoid arthritis and chronic obstructive pulmonary disease. There can be no absolute assurances regarding the development and commercial success of any of the products in our current pipeline. The commercial success of pipeline products is of particular importance to us in view of the recent expiry of patent protection in major markets for a number of our key current products.

Competition, price controls and price reductions
The principal markets for our pharmaceutical products are the Americas, the countries of the European Union and Japan. These markets are highly competitive. We compete in all of them, and elsewhere in the world, against major prescription pharmaceutical companies which, in many cases, are able to match or exceed the resources which we have available to us, particularly in the areas of R&D and marketing investment. Recent industry consolidation has resulted in the formation of a small number of very large companies with which we compete as well. Some of our most important products for future growth, such as Crestor, will compete directly with similar products marketed by some of these companies. Increasingly, we also compete directly with biotechnology companies and companies which manufacture generic versions of our products following the expiry or loss of patent or other marketing exclusivity.

Back to Contents

136	AstraZeneca Annual Report and Form 20-F Information 2003	Risk Factors

Risk Factors continued

In most of the principal markets in which we sell our products, there is continued economic, regulatory and political pressure to limit the cost of pharmaceutical products. Certain groups have been involved in exerting price pressure on pharmaceutical companies to ensure medicines are affordable to those who need them.

Currently there is no direct government control of prices for non-government sales in the US. In 1990, however, federal legislation was enacted which required drug manufacturers to agree to substantial rebates in order for the manufacturer’s drugs to be reimbursed by state Medicaid programmes, and an additional rebate if manufacturer price increases after 1990 exceed the increase in inflation. In addition, certain states have taken action to require further manufacturer rebates on Medicaid drug utilisation and for other state pharmaceutical assistance programmes. Congress also has enacted statutes that place a ceiling on the price manufacturers may charge US government agencies, thereby causing a substantial discount, as well as establishing a minimum discount (comparable to the Medicaid rebate) on manufacturers’ sales to certain clinics and hospitals that serve the poor and other populations with special needs. These government initiatives together with competitive market pressures have contributed to restraints on realised prices.

Recently introduced and future US legislation concerning the Medicaid and Medicare programmes are likely to significantly affect our US business. It is difficult to predict with certainty the actual effect on our business of such changes to the legislation.

In addition, realised prices are being depressed by pressure from managed care and institutional purchasers who use cost considerations to restrict the sale of preferred drugs that their physicians may prescribe as well as other competitive activity. Such limited lists or formularies may force manufacturers either to reduce prices or be excluded from the list, thereby losing all the sales revenue from patients covered by that formulary. The use of strict formularies by institutional customers is increasing rapidly in response to the current cost-containment environment, resulting in lower margins on such sales.

Some governments in Europe, notably Italy and Spain, set price controls having regard to the medical, economic and social impact of the product. In other European countries, primarily Germany, the UK, the Netherlands and, more recently, France, governments are exerting a strong downward pressure on prices by incentives and sanctions to encourage doctors to prescribe cost-effectively. Efforts by the European Commission to harmonise the disparate national systems have met with little immediate success, leaving the industry exposed to ad hoc national cost-containment measures on prices and the consequent parallel trading of products from markets with prices depressed by governments into those where higher prices prevail.

The importation of pharmaceutical products from European countries where prices are low to those where prices for those products are higher may increase. The accession of additional countries from central and eastern Europe to the European Union could result in significant increases in the parallel trading of pharmaceutical products. Cross border movements of pharmaceutical products into North America, in particular the movement of products from Canada into the US, may increase despite the need to meet current or future safety requirements imposed by regulatory authorities. The effects of any increase in the volume of this parallel trade or these cross border movements could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing products for the same medical condition. All existing products are subject to a price review at least every two years. Regulations introduced in 2000 included provisions allowing a drug’s price to be set according to the average price of the product in four major countries (the US, the UK, Germany and France).

Taxation
The UK is party to various double tax treaties with foreign jurisdictions which enable AstraZeneca’s revenues and capital gains to escape a double tax charge to both UK and foreign jurisdiction tax. If any of these double tax treaties should be withdrawn or amended, or should any member of the AstraZeneca Group become involved in taxation disputes with any tax authority, such withdrawal, amendment or a negative outcome of such disputes could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of substantial product liability claims
Given the widespread impact ethical prescription drugs may have on the health of large patient populations, pharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Substantial product liability claims that are not covered by insurance could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of reliance on third parties for supplies of materials and services
Like most, if not all, major prescription pharmaceutical companies, in some of its key business operations, such as the manufacture, formulation and packaging of products, AstraZeneca relies on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of delay to new product launches
AstraZeneca’s continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business including investment in large clinical trials, the manufacture of pre-launch stocks of the products and the timing of anticipated future revenue streams from commercial sales of the products. Any delay to the anticipated launch dates may therefore impact AstraZeneca’s business and operations in a number of ways. For example, we had expected our new statin for the treatment of lipid disorders, Crestor, to be launched in the US in the second half of 2002. However, the approval of products in this class has been subject to additional regulatory scrutiny partly as a result of the previous withdrawal from the market of cerivastatin. Crestor was launched in the US in September 2003. Significant delay to the anticipated launch dates of new products could have a material adverse effect on

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Risk Factors	137

AstraZeneca’s financial condition and results of operations.

Difficulties of obtaining government regulatory approvals for new products
AstraZeneca is subject to strict controls on the manufacture, labelling, distribution and marketing of pharmaceutical products. The requirement to obtain regulatory approval based on safety, efficacy and quality before such products may be marketed in a particular country and to maintain and to comply with licences and other regulations relating to their manufacture are particularly important. The submission of an application to a regulatory authority does not guarantee that approval to market the products will be granted. The countries that constitute material markets for our pharmaceutical products include the US, the countries of the European Union and Japan. Approval of such products is required by the relevant regulatory authority in each country, although in Europe, single marketing authorisation can govern the approval of products throughout the European Union through a centralised procedure. In addition, each jurisdiction has very high standards of regulatory approval and, consequently, in most cases, a lengthy approval process. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved in another country.

Risk of failure to observe ongoing regulatory oversight
AstraZeneca’s products are only licenced following exhaustive regulatory approval processes. Once a product is licenced it is subject to ongoing control and regulation such as the manner of its manufacture, distribution and marketing. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with their ongoing regulatory oversight. These powers include withdrawal of a licence approval previously granted, product recalls, seizure of products and other sanctions for non-compliance. Regulatory sanction following a failure to comply with such ongoing regulatory oversight could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Performance of new products
Although we carry out numerous and extensive clinical trials on all our products before they are launched, for a new, recently launched product, it can be difficult, for a period following its launch, to establish from available data a meaningful and reliable assessment of its eventual efficacy and/or safety in clinical use on the market. Due to the relatively short time that a product has been marketed and the relatively small number of patients who have taken the product, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of a new product’s likely future commercial performance.

The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Environmental liabilities
AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third party sites in the US as described in more detail on pages 101 to 102. There is no reason for us to believe that current and expected expenditure and risks occasioned by these circumstances are likely to have a material adverse effect on AstraZeneca’s financial position and results of operations although they could, to the extent that they exceed applicable provisions, have a material adverse effect on AstraZeneca’s financial position and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such a material adverse effect. Although we take great care to ensure that we operate our business at all of our sites within all applicable environmental laws, regulations, licences and permits, a significant environmental incident for which we were responsible could result in AstraZeneca being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a material adverse effect on AstraZeneca’s financial position and results of operations.

Risks associated with forward-looking statements
This report contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-

looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward-looking statements are identified in this report, by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches, the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Back to Contents

138	AstraZeneca Annual Report and Form 20-F Information 2003	AstraZeneca Code of Conduct

AstraZeneca Code of Conduct

Introduction
We are committed to dealing with all our stakeholders with the highest ethical standards, integrity and as responsible corporate citizens. The trust and confidence of all our stakeholders, together with our reputation, are among the most valuable assets of the Group. Along with our commitment to competitiveness and performance, we will continue to be led by our values to achieve sustainable success.

Every AstraZeneca employee is required to make a personal commitment to follow the Company’s Code of Conduct, as well as the detailed standards issued in support of it, and uphold our commitment to our values, integrity and corporate responsibility.

We are all privileged to work for one of the best companies in the world and to ensure we leave a lasting legacy that we can be proud of. Nothing – not the need to meet targets, or direct orders from a superior – should ever compromise our commitment to honesty and integrity.

Sir Tom McKillop
Chief Executive

Policy
AstraZeneca requires its companies, and their employees, to observe the highest standards of integrity and honesty and act with due skill, care, diligence and fairness in the conduct of business. To this end all AstraZeneca Companies, and their employees, are required to comply with the laws of all countries in which they operate and with the high ethical standards detailed by AstraZeneca in support of this policy.

Compliance
It is the responsibility of management to ensure that the AstraZeneca Code of Conduct and standards are communicated, understood and acted upon. They are required to positively promote them by personal example and are not entitled to permit any exceptions to the required behaviour.

All employees should familiarise themselves with the Code of Conduct and must comply with it. Failure to act in compliance with the Code will result in appropriate disciplinary action against both the employee committing the breach and others who condone it.

The Standards set out in the Code are general and do not address each and every situation that may confront employees in markets around the world. In appropriate cases, guidance on the application of the Code to particular situations should be sought from management. In addition, Legal Department and Group Internal Audit are available on a confidential basis as independent sources of advice.

It is the responsibility of each employee to report promptly any violations of the Code of Conduct of which they become aware. Details of the procedures for raising integrity concerns and relevant contact details are given at the end of this document. AstraZeneca assures individual employees who raise issues that they will be protected from any adverse impact on their employment as a result. AstraZeneca actively encourages employees to raise issues of concern.

Standards of Conduct
Business practices
AstraZeneca Companies, and their employees, must comply with the laws of all countries in which they operate, with appropriate international and national industry codes of practice and with the high ethical standards specified by AstraZeneca.

It is the responsibility of all employees to ensure, by taking advice where appropriate, that they are fully aware of all relevant laws, regulations, practices and codes of practice, particularly as they relate to their job.

Employees should ensure that, within their sphere of business activity, AstraZeneca Companies carry out their contractual obligations in a proper and timely manner and are not in breach of contract.

Business practice, and what amounts to improper conduct, varies from country to country and from industry to industry. All employees will comply with (a) the high ethical standards specified by AstraZeneca (b) any published overall AstraZeneca Code relating to business practices and (c) any international and national codes of practice applicable to the conduct of business in each environment.

Gifts, entertainment and personal favours may only be offered to a third party if modest in value and if they are consistent with customary business practice. No gifts, entertainment or personal favour may be offered in contravention of any applicable law or code of practice.

No employee should seek or accept a gift, entertainment or personal favour which might reasonably be believed to have any influence on business transactions. An offer of entertainment should not be accepted unless the offer is within the bounds of accepted business hospitality. Gifts which do not meet the above criteria should be reported to management who shall determine how they shall be dealt with.

AstraZeneca funds will not be used in payments, direct or indirect, to government officials, people participating in government bodies, employees of state organisations or representatives of political parties, for unlawful or improper purposes.

Equal opportunities
All employees shall be treated with equal respect and dignity and shall be provided with equality of opportunity to develop themselves and their careers.

AstraZeneca is striving to achieve diversity at all levels of the organisation and values the individuality, diversity and creative potential that every employee brings to its business – and supports the continuous development of their skills and abilities.

Judgements about people for the purpose of recruitment, development or promotion shall be made solely on the basis of a person’s ability and potential in relation to the needs of the job and shall only take account of matters relevant to the performance of that job. Overall, success and advancement within AstraZeneca shall depend solely on personal ability, behaviour and work performance.

In some countries these principles may be modified by national legal requirements for affirmative action.

Personal harassment
Personal harassment, such as verbal abuse or sexual harassment, of any employee of AstraZeneca, its suppliers or customers is unacceptable in any form whatsoever.

Any person who believes they have been personally harassed should report the incident and circumstances to their immediate manager or HR manager or other senior manager who will arrange for it to be investigated impartially and confidentially. AstraZeneca is fully supportive of the principles set forth in the UN Declaration of Human Rights. These include freedom from

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	AstraZeneca Code of Conduct	139

torture and arbitrary arrest, the right to a fair trial and equality before the law.

Political contributions
Any political contributions by AstraZeneca Companies must be lawful and approved under procedures laid down by the board or governing body of the company concerned.

Approval should not be given to any political contributions by AstraZeneca Companies which, by their scale or affiliation, might be seen as excessive or inappropriate.AstraZeneca’s accounting procedures require any political contribution to be reported to AstraZeneca headquarters as part of the annual consolidation of results.

Conflicts of interest
Employees dealing with AstraZeneca’s business must act in the best interests of AstraZeneca and must disregard any personal preference or advantage.

Employees should avoid entering into situations in which their personal, family or financial interests may conflict with those of AstraZeneca. Where any potential conflict of interest may arise, the employee shall declare that interest and seek advice from senior management.

Examples of conflict to be declared and resolved include:

>	having a family interest in a transaction with AstraZeneca or one of its subsidiaries (the Company) or any supplier or customer;

>	hiring of a family member in any capacity;

>	having an interest, directly or through family, in a competitor, supplier or customer of the Company;

>	having an interest, directly or through family, in an organisation that has, or seeks to do business with the Company;

>	acquiring an interest in property (such as real estate, patent rights or securities) where the Company has, or might have, an interest.

These examples do not extend to normal and proper financial investments in publicly quoted companies.

Insider information
Employees must not use confidential information obtained through their employment for personal gain.

It is AstraZeneca policy, and in certain countries a legal requirement carrying criminal sanctions, that employees in possession of confidential ‘price sensitive’ information (in relation to securities) do not make use of such information to deal in securities of AstraZeneca or provide such information to third parties for that purpose. The same considerations apply in relation to confidential ‘price sensitive’ information relating to other companies and dealing in their securities.

Property and resources
AstraZeneca resources should be kept securely and should only be used for the proper advancement of its business and not for personal gain.

Individuals expending AstraZeneca resources should recognise that they owe a duty of care to the shareholders of AstraZeneca, who are its ultimate owners. Commitments and expenditure should only be such as could be justified to shareholders if the facts were known. This includes any expenses claimed and purchases made for which reimbursement is sought.

AstraZeneca resources include not only tangible assets such as materials, equipment and cash, but also intangible assets such as computer systems, trade secrets and confidential information. Employees should observe global and local guidelines concerning the classifying and handling of documents and electronic data. The storage of personal data in an electronic medium may be governed by laws with which relevant employees should familiarise themselves and comply with.

Information generated within AstraZeneca, including research and development and manufacturing data, costs, prices, sales, profits, markets, customers and methods of doing business, is the property of AstraZeneca and must not, unless legally required, be disclosed outside AstraZeneca without proper authority.

Policies, delegated authorities and reserved powers
AstraZeneca employees are expected to make themselves aware of and comply with the letter and spirit of all AstraZeneca policies and with the reserved powers and delegated authorities established by the Board from time to time. Copies of these are available on the Company’s intranet site(s).

The freedoms which individuals have to carry out their jobs must be exercised within both the letter and spirit of AstraZeneca policies and procedures, reserved powers and delegated authorities. These are designed to empower people to carry out their responsibilities within a necessary framework of corporate control and legal responsibility but are not so voluminous as to prescribe appropriate action in every circumstance.

Records, disclosures and communications
AstraZeneca PLC and all AstraZeneca Companies and their employees are required to keep proper accounting and other records which give a true and fair view of the financial position, results of operations, transactions, assets and liabilities so as to enable the Company to make full, fair, accurate, timely and understandable disclosures in all reports it is required to publish, file or submit to shareholders and regulators and in all other communications which it publishes.

All accounting and other records will be maintained in a manner that describes and documents accurately the Company’s true financial position and results of operations and the true nature of its business transactions, assets and liabilities. Accounting records will be kept in accordance with AstraZeneca policies, relevant accounting standards and appropriate generally accepted accounting principles.

Employees must ensure that all reports published, filed or submitted to shareholders and regulators and all other communications which are published by the Company are full, fair, accurate, timely and understandable; they must not mislead the reader in any way nor omit anything necessary to make them full, fair and accurate. The Chief Executive and the Company’s senior financial officers have a particular responsibility in this regard.

July 2003

Back to Contents

140	AstraZeneca Annual Report and Form 20-F Information 2003	Additional Information

Additional Information

History and development of the Company
AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 15 Stanhope Gate, London W1K 1LN (telephone + 44 (0)20 7304 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra AB of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

The Company owns and operates numerous R&D, production and marketing facilities worldwide. Its corporate headquarters are at 15 Stanhope Gate, London W1K 1LN and its R&D headquarters are at SE-151 85 Södertälje, Sweden.

Memorandum and Articles of Association
Objects
As is typical of companies registered in England and Wales, the Company’s objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include manufacturing, distributing and trading pharmaceutical products.

Directors
Subject to certain exceptions, Directors do not have power to vote at Board Meetings on matters in which they have a material interest.

The quorum for meetings of the Board of Directors is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board of Directors may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

Directors are not required to retire at a particular age.

Directors are required to beneficially own Ordinary Shares in the Company of an aggregate nominal amount of $125. At present, this means they must own at least 500 shares.

Rights, preferences and restrictions attaching to shares
The share capital of the Company is divided into 2,400,000,000 Ordinary Shares with a nominal value of $0.25 each and 50,000 Redeemable Preference Shares with a nominal value of £1.00 each. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	the Redeemable Preference Shares carry no rights to receive dividends;

>	the holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances; they have one vote for every 50,000 Redeemable Preference Shares held;

>	on a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of Ordinary Shares to receive the capital paid up on those shares; and

>	subject to the provisions of theCompanies Act 1985, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

Action necessary to change the rights of shareholders
In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

Annual general meetings and extraordinary general meetings
Annual general meetings and extraordinary general meetings where a special resolution is to be passed or a Director is to be appointed require 21 clear days’ notice to shareholders. All other extraordinary general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy is required.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares
There are no limitations on the rights to own shares.

Back to Contents

AstraZeneca Annual Report and Form 20-F Information 2003	Cross Reference to Form 20-F

Cross Reference to Form 20-F

The information in this document that is referenced on this page is included in AstraZeneca’s Form 20-F for 2003 (2003 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2003 Form 20-F is the only document intended to be incorporated by reference into any filings by AstraZeneca under the Securities Act of 1933, as amended. References to major headings include all information under such major headings, including subheadings. References to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified. The 2003 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed comment upon the accuracy or adequacy of the 2003 Form 20-F. The 2003 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Item			Page

3	Key Information

	A.	Selected financial data
		Financial Highlights	5
		Group Financial Record	124
		Shareholder Information	127
	D.	Risk factors	135

4	Information on the Company

	A.	History and development of the Company	140
		Financial Review – Investments, divestments
		and capital expenditure	34
		Note 9 – Tangible fixed assets	77
		Note 24 – Acquisitions of subsidiaries and
		purchases of minority interests	87
		Note 25 – Disposals of business operations	88
	B.	Business overview
		Operational Review	9
	C.	Organisational structure
		Directors’ Report	43
		Principal Subsidiaries	112
	D.	Property, plant and equipment
		Operational Review – Main Facilities	28

5	Operating and Financial Review and Prospects

	A-F.	Financial Review	31

6	Directors, Senior Management and Employees

	A.	Directors and senior management
		Board of Directors and Officers of the Company	6
	B.	Compensation
		Directors’ Remuneration Report	50
	C.	Board practices
		Board of Directors and Officers of the Company	6
		Directors’ Remuneration Report	50
		Directors’ Report	43
		Audit Committee’s Report	48
	D.	Employees
		Note 30 – Employee costs and share option
		plans for employees	95
		Directors’ Report – Employees	47
	E.	Share ownership
		Directors’ Remuneration Report –
		Directors’ Interests in Shares	57

7	Major Shareholders and Related Party Transactions

	A.	Major shareholders
		Shareholder Information – Major shareholdings	129
	B.	Related party transactions
		Shareholder Information – Related party
		transactions	130
		Note 33 – Statutory and other information	107

8	Financial Information

	A.	Consolidated statements and other
		financial information
		Financial Statements (excluding Directors’
		responsibilities on page 60 and Auditor’s
		opinion on page 61)	62
	B.	Significant changes	n/a

Item			Page

9	The Offer and Listing

	A4.	Price history of stock listed
		Shareholder Information	127
	C.	Markets
		Shareholder Information	128

10	Additional Information

	B.	Memorandum and Articles of Association	140
	C.	Material contracts	n/a
	D.	Exchange controls	132
	E.	Taxation	131
	H.	Documents on display	130
	I.	Subsidiary information	112

11	Quantitative and Qualitative Disclosures
	about Market Risk

	Financial Policies – Treasury		35

12	Description of Securities other than
	Equity Securities		n/a

13	Defaults, Dividend Arrearages and Delinquencies		n/a

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds		n/a

15	Controls and Procedures

	Directors’ Report – Internal Controls and
	Management of Risk		45

16	[Reserved]

	A.	Audit committee financial expert
		Audit Committee’s Report	48
	B.	Code of ethics
		Directors’ Report – Code of Conduct	46
	C.	Principal accountant fees and services
		Note 33 – Statutory and other information	107
	D.	Exemptions from the listing standards
		for audit committees	n/a

18	Financial Statements

	Financial Statements (excluding Directors’
	responsibilities on page 60 and Auditor’s
	opinion on page 61)		62

Back to Contents

astrazeneca.com

Contact information

Registered office and corporate headquarters address:	Registrar and transfer office:
AstraZeneca PLC	Lloyds TSB Registrars
15 Stanhope Gate	The Causeway
London W1K 1LN	Worthing
UK	West Sussex
Tel: +44 (0)20 7304 5000	BN99 6DA
Fax: +44 (0)20 7304 5183	UK
Tel (in the UK): 0870 600 3956
R&D headquarters address:	Tel (outside the UK): +44 (0)121 415 7033
AstraZeneca AB
R&D Headquarters	Swedish securities registration centre: VPC AB
SE-151 85 Södertälje	PO Box 7822
Sweden	SE-103 97 Stockholm
Tel: +46 (0)8 553 260 00	Sweden
Fax: +46 (0)8 553 290 00	Tel: +46 (0)8 402 9000

Investor relations contacts:	US depositary:
UK and Sweden: As above or e-mail:	JPMorgan Chase Bank
IR@astrazeneca.com	PO Box 43013
US:	Providence
Investor Relations	RI 02940-3013
AstraZeneca Pharmaceuticals LP	US
1800 Concord Pike	Tel (toll free in the US): 888 697 8018
PO Box 15438	Tel: +1 (781) 575 4328
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 26 February 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary